SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

TAX ID (CNPJ/MF) no. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Dear Shareholders,

We herein present Company’s management proposal for the matters of the agenda of Company’s Annual and Extraordinary Shareholders’ Meetings to be jointly held on May 11, 2012:

Ordinary Shareholders’ Meeting:

1. Receipt of the accounts drawn up by Company’s management, examination and voting of the financial statements concerning the financial year ended on December 31st, 2011.

We herein propose full approval of the officers’ accounts and financial statements concerning the 2011 financial year, as released on April 9, 2012 in the websites of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) and of the Brazilian Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“BM&FBovespa”), through the Periodic Information System (IPE), and published on April 11, 2012 in the newspapers “O Estado de São Paulo” and “Diário Oficial do Estado de São Paulo” (“Financial Statements”).

We further propose not to carry out dividends distribution, as Company has verified loss in the financial year ended on 12.31.11.

We herein inform you that, in compliance with Article 9, III, of CVM Instruction No. 481, issued on December 17, 2009 (“CVM Instruction 481/09”), our comments to Company’s financial situation may be found under Exhibit I of this proposal.

We take the opportunity to inform you that, in compliance with Article 9, V and §1 III of CVM Instruction 481/09, Company’s Fiscal Council and Audit Committee pronouncements are also available at Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri) and in the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the CVM – Brazilian Securities Commission (www.cvm.gov.br).

2. Establishment of the number of members that shall comprise Company’s Fiscal Council.

We initially propose, observing provisions from Article 17 of Company’s Bylaws, election of nine (9) effective members for Company’s Board of Directors.

3. Election of the members of Company’s Board of Directors, due to expiration of the term of office.

In accordance to the recommendation of the Nomination and Corporate Governance Committee of Company, we herein propose the election of the following members of Company’s Board of Directors, all with term of office that will terminate upon the Ordinary Shareholders’ Meeting of 2014: (i) Caio Racy Mattar, Brazilian citizen, married, civil engineer, bearer of the Brazilian Identity Card (RG) No. 5.396.320-9, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 034.118.768-24, resident and domiciled in the city of São Paulo, State of São Paulo, with offices located at Av. Brigadeiro Luiz Antonio 3,172, Jardim Paulista 01402-901; (ii) Gerald Dinu Reiss, naturalized Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card (RG) No. 3.175.254, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 232.318.908-53, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Cordeiro Galvão 301, Alto de Pinheiros, 05450-020; (iii) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and accountant, bearer of the Brazilian Identity Card (RG) No. 4.762.308, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 359.920.858-15, resident and domiciled in the city of Curitiba, State of Paraná, with offices located at Av. República Argentina 665, suites 906/907, 80240-210; (iv) Henri Philippe Reichstul, Brazilian citizen, married, economist, bearer of Brazilian Identity Card (RG) No. 001.072.248-36 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 001.072.248-36, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Sampaio Vidal 270, Jardim Paulistano, 01443-000; (v) Maria Letícia de Freitas Costa, Brazilian citizen, single, engineer, bearer of Brazilian Identity Card (RG) No. 6.057.278-4 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 050.932.788-58, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Bueno Brandão 403, apt 91, Vila Nova Conceição, 04509-021; (vi) Odair Garcia Senra, Brazilian citizen, widower, civil engineer, bearer of the Identity Card (RG) No. 3.259.126, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under No. 380.915.938-72, with commercial address in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, no. 8.501, 19th floor, 05425-070; (vii) Rodolpho Amboss, Brazilian citizen, married, civil engineer, bearer of the Identity Card (RG) No. 355.703, issued by SPTC, enrolled with the Individual Taxpayers Registry (CPF/MF) under No. 742.664.117-15, with commercial address at 1271 Avenue of the Americas 38th floor, New York, NY, 10020, United States of America; (viii) Ricardo Campos Caiuby Ariani, Brazilian citizen, married, lawyer, bearer of the Identity Card (RG) No. 3.794.210, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under No. 036.918.108-53, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Hans Nobiling 276, 9th floor, 01455-060; and (ix) José Guimarães Monforte, Brazilian citizen, married, economist, bearer of the Identity Card (RG) No. 4.127.063, issued by SSP/SP, enrolled with the Individual Taxpayers Registry (CPF/MF) under No. 447.507.658-72, resident and domiciled in the city of São Paulo, State of São Paulo, with offices located at Rua dos Pinheiros 870, 20th floor, suite 201, Pinheiros, 05422-001.

1

In accordance with Article 10 of CVM Instruction 481/09, information on the candidates to the roles of members of the Board of Directors, supported by Company’s management is detailed in Exhibit II attached hereto.

4. Establishment of the amount of the global compensation of Company’s management for 2012 financial year.

We herein propose the global compensation of the management of Company, for 2012 financial year, to be fixed in a limit of up to R$17,041,926.40, for the current fiscal year, from January to December of 2012.

We herein inform you that, in compliance with Article 12 of CVM Instruction 481/09, the necessary information for the analysis of the management compensation proposal may be found under Exhibit IV of this proposal.

We clarify that the limit proposed above includes the fixed and short-term variable remuneration of management, as well as any benefits incurred or supported by the Company. To avoid any doubts, this amount does not include any payroll charges or costs associated to the recognition of fair value of stock options plans that are eventually granted by the Company, only recognized in accountant and result from Stock Option Plans previously approved by the shareholders of the Company in general meetings. For this reason, the amount of the proposal is different than the amount foreseen for 2012 or realized in previous fiscal years, as the case may be, in accordance to item 13.2 of Company’s Reference Form (Formulário de Referência) and as can be verified in Annex III abovementioned.

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We also would like to inform that, in Company’s Annual Shareholders’ Meeting held in 2011 it was approved a limit of global remuneration in the amount of R$12,345,025.52, being effectively realized the total amount of R$5,107,399.78. The relevant difference between the amount effectively realized and the proposal approved is due to the non payment of short-term variable remuneration in view of the fact that the Company did not reach the goals set for the period. This amount does not include any costs associated to the recognition of fair value of stock options plans that are eventually granted by the Company, only recognized in accountant and result from Stock Option Plans previously approved in previous years.

5. Installation and establishment of the number of members that shall comprise Company’s Fiscal Council.

Due to expiration of the term of office, we hereby propose installation of Company’s Fiscal Council. Once it is duly installed, pursuant to provisions from Article 46 of the Bylaws, we propose that Company’s Fiscal Council is comprised by three (03) effective members, with equal number of alternates.

6. Election of members of Fiscal Council, due to the expiration of the term of office.

We herein propose election of the following members and respective alternates, for a term of office that will terminate upon the Ordinary Shareholders’ Meeting of 2012, as follows, as effective members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian citizen, business administrator, married, bearer of the Brazilian Identity Card (RG) No. 9.369.027, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 769.488.977-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. José Maria Whitaker, No. 310, apt. 4, Edif. Figueira, Zip Code (CEP) 05622-001, (ii) Adriano Rudek de Moura, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 13.126.515-5, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 037.059.028-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Verbo Divino, No. 1.488, 7º andar, Zip Code (CEP) 04719-904, and (iii) Luis Fernando Brum de Melo, Brazilian citizen, public bank employee, single, bearer of the Brazilian Identity Card (RG) No. 6.064.143.776, issued by SSP/RS, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 964.918.410-49, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. Paulista 2.300, 11º andar, Cerqueira César, Zip Code (CEP) 01310-300; and as alternate members: (i) Marcello Mascotto Iannalfo, Brazilian citizen, economist, married, bearer of the Brazilian Identity Card (RG) No. 16.994.226-0, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 101.947.028-39, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Evangelina de Toledo Pizza Wodianer, No. 165, casa 1, Zip Code (CEP) 04640-055, (ii) Paulo Ricardo de Oliveira, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 14.993.829, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 032.718.058-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Conselheiro Fernandes Torres, No. 148, apt. 71, Zip Code (CEP) 01235-020, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian citizen, economist, single, bearer of the Brazilian Identity Card (RG) No. 32.677.183-9, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 294.953.408-29, resident and domiciled in the City of São Paulo, State of São Paulo, with offices located at Avenida Paulista 2.300, 11th floor.

3

In accordance with Article 10 of CVM Instruction 481/09, information on the candidates to the position of members of the Fiscal Council supported by Company’s management is detailed in Exhibit III attached hereto.

7. Establishment of the amount of the global compensation of Company’s Fiscal Council members for 2012 financial year.

We herein propose the global compensation of the members of Company’s Fiscal Council, for 2012 financial year, is established in an amount up to R$242,742.86.

We herein inform you that, in compliance with Article 12 of CVM Instruction 481/09, the necessary information for the analysis of the management compensation may be found under Exhibit IV of this proposal.

Extraordinary Shareholders’ Meeting:

1. Amendment of Article 5 of the Bylaws.

We herein propose the amendment to Article 5 of Company’s Bylaws in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of Company, up to the date of the Shareholders’ Meeting, as indicated in Exhibit V attached hereto. Aforementioned Exhibit V contains the draft of Company’s Bylaws, highlighting the proposed changes, as well as information on the ground and justification of each proposal and the analysis of the legal and economic effects of such proposed amendments, when appropriate, as required by Article 11 of CVM Instruction 481/09.

2. Amendment of §1 of Article 19 of the Bylaws.

We propose amendment of §1 of Article 19 of Company’s Bylaws such as to expect possibility of leaving open the position in the Board of Directors in case it becomes vacant, as indicated in Exhibit V attached hereto. Such Exhibit V contains a draft of the Bylaws highlighting the proposed changes, the information on the origin and justification of each proposal, providing an analysis of their legal and economic effects, when applicable, in accordance with Article 11 of CVM Instruction 481/09.

3. Amendment of Articles 27, 30, 31, 32, and renumbering of the subsequent, in the Bylaws.

We propose amendment of articles 27, 30, 31, 32, and renumbering of the subsequent to adapt description of the positions and roles of the Directory in the Bylaws to Company’s new organizational structure suggested by the Board of Directors, as indicated in Exhibit V attached hereto. Such Exhibit V contains a draft of the Bylaws highlighting the proposed changes, the information on the origin and justification of each proposal, providing an analysis of their legal and economic effects, when applicable, in accordance with Article 11 of CVM Instruction 481/09.

4. Reform of Company’s Bylaws to adapt it to the New Market Regulation.

4

We propose a reform of certain provisions in the Bylaws, in order to adapt it to the minimum clauses disclosed by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, under the terms of the new Regulation of Listing of the New Market, in force since May 10, 2011, as indicated in Exhibit V attached hereto. Such Exhibit V contains a draft of the Bylaws highlighting the proposed changes, the information on the origin and justification of each proposal, providing an analysis of their legal and economic effects, when applicable, in accordance with Article 11 of CVM Instruction 481/09.

5. Consolidation of Company’s Bylaws.

In case the proposed changes abovementioned on items 1 to 4 are approved, we propose that a consolidation to Company’s Bylaws, in the form of Exhibit VI attached hereto, is also approved.

São Paulo, April 9 2012.

Management of

Gafisa S.A.

5

EXHIBIT I

(In accordance to item 10 of Annex 24 of CVM Instruction No. 480, dated December 17, 2009)

10.     OFFICERS’ COMMENTS

10.1.

a) financial and general shareholder equity conditions

The directors believe that Company is one of the leading players in the real estate development market, operating nationally with a focus on high-quality residential undertakings targeting all income brackets.

Company’s revenues are largely derived from the development and sale of real estate projects. Company recognizes the revenue from these real estate projects during the construction period, based on a financial calculation related to the value of the project on completion, and not when the sales contracts are signed. On a smaller scale, Company also generates revenue from the provision of real estate services, such as construction, technical and real estate management, to third parties. Company structures some of its projects through its subsidiaries or jointly controlled affiliates, set up as specific purpose enterprises (SPE).

Company’s current working capital is sufficient for its present requirements and its cash position, including loans to third parties, is sufficient to meet the financing of all its activities and cover its capital requirement, for at least the next 12 (twelve) months.

The Directors understand that Company has sufficient financial resources and shareholders’ equity to implement its business plan and comply with its short-to-medium-term obligations.

During the forth quarter of 2011, we have carried out detailed review of Company’s and its controlled companies’ operations and its working strategy. The outcome of such review was the implementation of the following changes:

  Establishment of a new organizational structure divided by brands, appointing the professionals in charge of the respective structures;
  Temporary reduction of Tenda brand’s operations, until we are able to operate in an efficient manner within the guideline of that segment, i.e., production at competitive costs (using aluminum mold technology) and immediate transfer promptly after sales, of the clients to the financial institution;
  Increase of investments in Alphaville brand, being the most profitable segment in our products portfolio; and
  Guidance of Gafisa brand in São Paulo and Rio de Janeiro markets.

The outcome of such review and the new structure implemented were several measures being taken:

  Detailed review of all cost estimates of the civil works ongoing;
  Review of the entire clients portfolio of Construtora Tenda S.A. aiming to confirm their adequacy to the financial institutions’ requirements; and
  Analysis of the impairment of lands located in non-priority regions.

As a result of such changes and reviews carried out, Company registered adjustments and provisions equal to 23.4% of the Shareholders’ Equity, equivalent to R$639.482 million in the fiscal year of 2011 and R$151.485 million in the fiscal year of 2010. Such adjustments and provisions did not impact Company’s liquidity position and shall not impact its capacity of paying future commitments, by the main reasons:

  The Company has R$983.660 million of cash and cash equivalent, bonds and securities, cautionated applications and restricted credits on December 31, 2011;
  The Company has a net current capital, post-classification of short-term financial liabilities (due to breach of restrict clauses of covenants, already negotiated) of 1.5 times, excluding the reclassified liability would be 2.5 times;
  The Company has receivables of delivered units approximate to R$300 million; and
  The Company has credit facilities for real estate financing of R$2.2 billion.

6

b) capital structure and the possibility of redeeming shares or quotas

Company’s shareholders’ equity on December 31, 2011, stood at R$2.7 billion, representing a decrease of 25%, or R$899 million, compared to December 31, 2010. Such reduction is a result of mainly due to adjustments of R$889.5 million, being 31% of Gafisa and 69% of Tenda, distributed among the fiscal years of 2010 and 2011, 19% and 81% respectively.

On December 31, 2011, Company held cash position of R$983.660 million. On the same date, its net debt together with investor obligations totaled R$3.2 million and its debt-to-capital ratio of net debt and obligations to investors over net shareholders’ equity and minority interests was 118.1% compared with 68.6% on December 31, 2010.

Company’s shareholders’ equity on December 31, 2010, stood at R$3.6 billion, representing an increase of 52%, or R$1.2 billion, compared with December 31, 2009. Of this increase, R$1.1 billion was due to the capital increase through the public offering of common stock finalized in March 2010, and R$246.6 million profit registered in the same financial year and R$98.8 million regarding distribution of dividends.

As of December 31, 2010, Company held a cash position of R$1.2 billion. On the same date, its net debt together with investor obligations totaled R$2.5 billion and its debt-to-capital ratio of net debt and obligations to investors over net shareholders’ equity and minority interests was 68.6% compared with 84.3% on December 31, 2009.

Company’s shareholders’ equity on December 31, 2009, totaled R$2.3 billion, representing an increase of 44%, or R$713.2 million compared with December 31, 2008. Of this increase, R$213.5 million was related to profit earned in the financial year. On December 31, 2007, Company’s shareholders’ equity stood at R$1.5 billion.

On December 31, 2009, Company held a cash position of R$1.4 billion. On the same date, its net debt together with obligations to investors totaled R$2.0 billion and its debt-to-capital ratio of net debt and obligations to investors over net shareholders’ equity and minority interests was 84.3% compared with 59.8% on December 31, 2008.

There is no hypothesis of redeeming shares issued by Company other than under the legally prescribed conditions.

c) capacity for payment in relation to the financial commitments assumed

We issued the fifth series of Company debentures in 2008, raising R$250 million, and invested most of the financial resources raised in the previous financial year due to the financial crisis that affected the main global markets. On December 31, 2008, we posted a net debt together with obligations to investors of R$1,247 million, representing 59.8% of shareholders’ equity and minority interests on the same date.

We issued the sixth and seventh series of Company debentures in 2009, raising R$250 million and R$600 million, respectively, for Company. On December 31, 2009, we presented a net debt together with obligations to investors of R$2,009 million, representing 84.3% of shareholders’ equity and minority interests on the same date.

We issued shares in March 2010, raising approximately R$1 billion. We issued the eighth series of Company debentures in November 2010, raising R$300 million. On December 31, 2010, we presented a net debt together with obligations to investors of R$2.493 billion, representing 68.6% of shareholders’ equity and minority interests on the same date.

We raised about R$840 million in 2011, R$230 million through Trade Promissory Notes, R$530 million by CCB-I and R$80 million through creation of paid usufruct over the controlled companies’ dividends. On December 31, 2011, we presented net debt, together with obligations with investors, of R$3,245 million, representing 118.1% of the shareholders’ equity and minority interests on the same date.

As a result, our net shareholders’ equity represented a coverage ratio of 0.85 times our net debt. This means for every R$1.00 of net debt we have R$0.85 of shareholders’ equity to cover this balance. As such, we believe that our existing financial resources and operating cash flow generation will be sufficient to meet our liquidity needs and financial commitments already contracted.

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d) sources of financing for working capital and investments in non-current assets used

As and when appropriate, Company takes out debt with Brazil’s Housing Finance System (SFH), which offers lower interest rates than in the private market, and the amortization of which is made through the transfer of clients’ receivables from banks. The directors intend for Company to continue with its strategy to maintain low debt rates, made up largely of operations with the SFH, debentures with the federal savings bank, the Caixa Econômica Federal (CEF), or long-term operations.

Company’s operations are mainly financed with real estate financing, the securitization of receivables and, more importantly, the operating cash flow generated. If necessary, and in accordance with market demand, Company takes out long-term financing for the sale of its project developments.

In addition, Company uses resources from debenture issues as a source of working capital (for more details about Company’s debenture issues please refer to Item 18.5).

Furthermore, in order to minimize Company’s working capital requirement and maximize the return, it transfers to the banks and sells in the market its portfolio of receivables from the units already completed.

In 2009, in addition to the operations together with the SFH, working capital and resources derived from debentures issues, Company used the sale of receivables from units already completed, from which it raised net resources amounting to R$139 million.

In 2010, Company once again used the SFH, working capital and resources derived from debentures issues as sources of financing.

In 2011, Company used SFH, working capital and resources derived from Promissory Notes issuing as sources of financing.

Company does not make investments in non-current assets.

e) sources of financing for working capital needs and investments in non-current assets intended to be used to cover liquidity shortfalls

Company does not currently have any approved line of credit for new working capital requirements, as the existing limit has already been fully drawn down. However, this does not exclude the possibility of structuring or obtaining new lines of credit for working capital depending on the instruments available and existing market conditions when contracted. Company’s current profile of financing for working capital is mainly comprised of debentures, bank credit notes (CCB) and Promissory Notes (NP). For more information about Company’s indebtedness, please refer to explanatory notes 10 and 11 in the Standardized Financial Statements and Item 10.1(f) of this Reference Form.

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f) levels of indebtedness and debt characteristics
As of December 31, 2011:
R$ 000	Total	To Dec/2012	To Dec/2013	To Dec/2014	To Dec/2015	After 2016
Debentures	1,899,200	1,899,200
SFH	684,642	287,550	136,928	74,763	92,016	93,385
Working Capital	1,171,967	480,506	351,590	138,225	192,203	9,443
Total consolidated debt	3,755,809	2,667,256	488,518	212,988	284,219	102,828

% Total		71%	13%	6%	8%	3%

Breakdown of debt
		R$ thou				%
Debentures		1.899.200				50,57%
Bradesco		601.996				16,03%
Votorantim		252.622				6,73%
HSBC		245.476				6,54%
Banco do Brasil		244.294				6,50%
Others		512.221				13,64%
As of December 31, 2010:
R$ 000	Total	To Dec/2011	To Dec/2012	To Dec/2013	To Dec/2014	After 2015
Debentures	1,879,932	26,532	272,557	722,557	558,708	299,578
SFH	745,707	548,303	156,760	40,644	-	-
Working Capital	664,471	249,600	88,405	79,268	247,198	-
Total consolidated debt	3,290,110	824,435	517,722	842,469	805,906	299,578

% Total		25%	16%	26%	24%	9%

Breadkdown of debt
		R$ thou				%
Debentures		1,879,932				57.14%
Itaú Unibanco		383,314				11.65%
Santander		246,500				7.49%
Mercado		307,810				9.36%
Votorantim		222,450				6.76%
Banco do Brasil		113,625				3.45%
Others		136,479				4.15%
As of December 31, 2009:
(R$000)	Total	To Dec/2010	To Dec/2011	To Dec/2012	To Dec/2013	After Dec/2013
Debentures	1,918,377	122,377	346,000	275,000	725,000	450,000
SFH	467,019	269,986	168,737	23,536	4,760	-
Working Capital	736,736	408,326	244,846	48,318	35,246	-
Total consolidated debt	3,122,132	800,689	759,583	346,854	765,006	450,000

% Total		26%	24%	11%	25%	14%

Breakdown of debt
		R$ thou				%
Debentures		1,918,378				61.4%
Itaú Unibanco		545,458				17.5%
Votorantim		111,814				3.6%
Banco do Brasil		107,269				3.4%
HSBC		103,916				3.3%
ABN Amro Real		93,179				3.0%
Others		242,119				7.8%

Company’s indebtedness on December 31, 2009 had increased to R$3.122 billion, mainly due to the issuance of new debentures during 2009.

Company’s indebtedness on December 31, 2010 had increased to R$3.290 billion, mainly due to the issuance of the new debenture during the year 2010.

Company’s indebtedness on December 31, 2011 had increased to R$3.756 billion, mainly due to the issuance of new bank credit notes (CCB). Among the main metrics used by Company to calculate the level of its indebtedness is the level of net debt in relation to net equity. On December 31, 2010, this indicator reached 68.6%, increasing to 118.1% at the end of December 2011. This increase reflected the cash consumption in the period, which was partially financed by issuance of new debts. Company’s long-term objective is to maintain this ratio below 70%.

For more details about Company’s indebtedness as a result of the issuance of debentures, please see item 18.5 below.

g) limits for the use of the financing already contracted

During the financial years ending on December 31, 2009, 2010 as well as December 31, 2011, the financing contracted by Company for construction from the largest banks in the Brazil within the scope of the SFH consist of financial resources for exclusive use in the works of the respective project undertakings. The resources are freed up during the physical and financial development of the project as required.

Company’s position in terms to the lines of financing extended by the SFH in December 2009 stood at R$1.2 billion, with an outstanding balance of R$467 million, and in 2010, SFH lending totaled R$2.4 billion with an outstanding balance of R$745.7 million.

On December 31, 2011, Company’s position in terms of the lines of financing extended by the SFH was R$2.2 billion, with an outstanding balance of R$684.6 million.

Company has not signed any financial instruments with exposure to variations in the foreign exchange rate.

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h) significant alterations in each item of the financial statements
CONSOLIDATED FINANCIAL STATEMENT IN THE FINANCIAL YEAR:
	2011	2010	2009
		(restated)

Gross operating revenue
Property development and sale and exchange	3,441,279	3,834,230	3,096,881
Provision for dissolution of contracts	(301,394)	(182,832)
Rendering of construction services	29,607	24,289	47,999
Deductions from gross revenue	(228,986)	(272,637)	(122,534)

Net operating revenue	2,940,506	3,403,050	3,022,346

Operating Costs
Property development and sale	(2,678,338)	(2,460,918)	(2,143,762)

Gross operating profit	262,168	942,132	878,584

Operating revenue (expenses)
Selling expenses	(393,181)	(266,660)	(226,621)
General and administrative expenses	(251,458)	(236,754)	(233,129)
Result of equity method	-	-	-
Depreciation and amortization	(83,428)	(33,816)	(34,170)
Others	(34,540)	(12,173)	(92,884)
Non-financial asset impairment expenses	(102,485)	-	-

Gross profit before financial revenues and expenses	(602,924)	392,729	291,780

Financial expenses	(252,876)	(210,202)	(240,572)
Financial revenues	92,973	128,085	129,566

Profit before income tax and social contribution and of non-controlling shareholders	(762,827)	310,612	180,774

Expense from income tax and social contribution (current)	(73,207)	(11,834)	(20,147)
(Expense) revenue from deferred income tax and social contribution	(69,155)	(10,294)	(17,665)

Total (expenses) revenue from taxes	(142,362)	(22,128)	(37,812)

Net profit before non-controlling shareholders interests	(905,189)	288,484	142,962

(-) Net profit in the financial year attributable to stakes of non-controlling shareholders	(39,679)	(23,919)	(41,222)

Financial year net profit	(944,868)	264,565	101,740

Operating Results related to the Financial years ending on December 31, 2011 compared with 2010

Gross Revenue from Sales and/or Services

The gross revenue from sales and/or services decreased 22%, from R$24 million in the financial year ending on December 31, 2010 to R$30 million in the financial year ending on December 31, 2011. The gross revenue generated from the sale of property and land swaps totaled R$3.8 million in the financial year ending in 2011, a decrease of R$393 million or 10% compared with the same period in 2010, while the revenue generated from property sales and swaps totaled R$3.2 billion, reflecting the impact of budget review in the period, mainly related to Construtora Tenda S.A, coupled with dissolutions of contracts at Tenda business.

Deductions from Gross Revenue – Taxes on Property Sales and Services

The deductions from gross revenue relating to taxes on property sales and services decreased by 16%, from R$273 million in the financial year ending on December 31, 2010 to R$229 million in the 2011 financial year. This decrease was mainly due to the decrease in revenue as a result of the lower sales volume in the period.

10

Net Revenue from Sales and/or Services

Net revenue of sales/or services decreased by 14%, from R$3.4 million in the financial year ending on 2010 to R$2.9 billion in the 2011 financial year. This decrease was mainly due to the adjustments of R$739 million (23% attributed to Gafisa segment and 77% to Tenda busimess). Results for 2011 were mainly impacted by the following factors: (i) cost revisions of Company and of Construtora Tenda (R$214 million and R$227 million, respectively); (ii) dissolution of contracts held in 4th quarter of 2011 at Construtora Tenda S.A. (gross loss adjustment of R$91 million); (iii) provision for bad debt at Construtora Tenda S.A. (operating expense adjustment of R$105 million); (iv) provision for future dissolution of contracts at Construtora Tenda S.A. (gross loss adjustment of R$80 million); (v) impairment related write-down of assets of Company and of Construtora Tenda S.A. (total adjustments of R$53 million and R$68 million, respectively); (vi) provision for penalties from delayed projects of Company and of Construtora Tenda S.A. (total adjustments of R$13 million and R$38 million, respectively); (vii) and cancellation of projects of Construtora Tenda (total adjustments of R$17 million).

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during 2011financial year totaled R$2.8 million, 9% increase compared with R$2.5 billion during 2010 financial year. Such increase derives from major budget cost review for Company and Construtora Tenda S.A..

Gross Result

Gross profit posted in 2011 totaled R$262 million, representing a 72% decrease compared with R$942 million profit reported in 2010. This decrease can largely be attributed to the higher gross operating revenue and less sharp gross revenue during 2011. In 2011 financial year, the gross margin for Company’s activities declined to 9%, compared to 28% in 2010. This sharp fall was due to the increased recognition of lower margins from recent projects.

Selling Expenses

Selling expenses in 2011 totaled R$393 million, representing an increase of 47% compared to the R$267 million posted in 2010. Selling expenses during 2011 represented 13.4% of its net operating revenue, compared to 7.4% in 2010, mainly due to the provision for doubtful debts, of R$87 million recorded as additional expenses. Excluding these amounts, selling expenses totaled R$124 million in 2011, a 15% increase over 2010.

General and Administrative Expenses Arising from the Stock Options Plan

General and administrative expenses totaled R$251.5 million in the 2011 financial year compared with R$236.8 million in 2010, an increase of 6%, or R$14.7 million, which is below inflation - IPCA 6,5% in the same period. These expenses were comprised of profit sharing and other administrative expenses.

Depreciation and Amortization

The depreciation and amortization seen during the 2011 financial year totaled R$83 million, evidencing increase compared with the R$34 million reported in 2010. Depreciation of sales stands accounted for 6% of the expenses in the period.

Other Operating Expenses

In 2011, our results reflected negative impact of R$79 million, compared with the R$19 million reported in 2010, mainly due to higher level of provision for contingencies in the last quarter of the year, reflecting more conservative positioning and accounting write-off corresponding to R$58 million (Construtora Tenda S.A.) and R$34 million (Gafisa S.A.) in the expenses related to a downward valuation of land bank, as a result of Company’s strategy of reduction of geographic expansion. As Company does not intend to develop projects in those areas, in the short-term, it generated significant prices decrease.

Financial Revenue

Financial revenue decreased to R$93 million in the 2011 financial year, compared with the R$128 million reported in 2010, mainly due to lower cash position. The difference is mainly due to the decrease in financial revenues of 27%.

Financial Expenses

Net financial expenses in the 2011 financial year totaled R$253 million, compared with net financial revenues of R$210 million in 2010, a 20% increase due to higher leveraging rate and, consequently, higher interest expenses.

11

Provision for Income Tax and Social Contribution and Deferred Income Tax

Social contribution and income tax in 2011 totaled expenses of R$142 million, or 543% higher than in 2010, when the same totaled R$69 million. In the 2011 and 2010 financial years, the effective combined rates for income tax and social contribution, calculated as a percentage of pre-tax profit, were 20.5% and 7.2%, respectively. This variation is due to the full loss provision constituted relative to deferred assets as a result of unrealized deferred income tax and social contribution credits.

Stakes held by Non-Controlling Shareholders (Minority Interests)

The increase in the stakes of non-controlling shareholders (minorities in subsidiaries in which Company has investment) from R$24 million in 2010 to R$40 million in 2011, an increase of 66% when compared to the previous year.

Net Profit (Loss)

Net loss during the 2011 financial year totaled R$945 million, which represents a decrease of 457% when compared to the R$265 million profit posted in 2010.

Operating Results for the Financial years ending on December 31, 2010 compared with 2009

Gross Revenue on Sales and/or Services

The gross revenue on sales and/or services increased by 24%, from R$48 million in the financial year ending on December 31, 2009 to R$24 million in the financial year ending on December 31, 2010. The gross revenue generated from the sale of property and swaps totaled R$3.8 billion in the financial year ending in 2010, representing an increase of R$737 million or 24% compared with the same period in 2009, when the revenue generated from the sale of property and swaps totaled R$3.1 million, reflecting the overall growth in the real estate market in Brazil and the consolidation of results of Construtora Tenda S.A..

Deductions from Gross Revenue – Taxes on Property Sales and Services and Brokerage on Sales

The deductions from gross revenue increased by 122%, from R$122 million in the financial year ending on December 31, 2009 to R$273 million in the 2010 financial year. This increase was mainly due to the increase in revenue as a result of the higher sales volume in the period. The property and services sales taxes of R$108 million in the financial year ending on December 31, 2009, as a result of the increase in Company’s business volume.

Net Revenue from Sales and/or Services

Net revenue of sales/or services increased by 13%, from R$3.0 billion in the financial year ending on 2009 to R$3.4 million in the 2010 financial year. This increase was mainly due to the higher recognition of revenue during the period, after posting a solid sales performance, both in terms of projects launched and inventory, as well as the strong pace in construction work.

Cost of Development and Sale of Property

The costs of the sale and swap of property in 2010 totaled R$2.5 billion, an increase of 15% compared with R$2.1 billion in 2009. This increase was largely due to the significant volume of constructions underway during 2010, compared with the volume reported in 2009. The cost of land and land swaps represented 12.3% of total operating costs in the financial year ending on 2010, compared with 11% in 2009. The costs of construction and development represented 87% of total operating costs in the financial year ending on 2010, compared with 82% in 2009. These variations were mainly due to the expansion in ongoing operations during the year.

The costs of the development and sale of property, as a percentage of net operating revenue, represented 74% in 2010 compared with 71% in 2009, mainly due to the higher sales volume.

Gross Profit

The gross profit posted in 2010 totaled R$942 million, representing an increase of 7% compared with the R$878.6 million profit reported in 2009. This increase can largely be attributed to the higher gross operating revenue derived from a wider scope of activities in 2010. The gross margin for Company’s activities in 2010 went down to 26% compared with 29% in 2009. This stability was due to the decreased recognition of margins from Company’s recent projects.

12

Selling Expenses

Selling expenses in 2010 totaled R$267 million, representing an increase of 18% compared to the R$226 million posted in 2009. This increase reflects: (i) an increase in Company’s sales volume and launches and (ii) Company’s active marketing and growth strategy through geographical diversification and income bracket. Sales expenses in 2010 represented 7.5% of net operating revenue compared with 8.0% in 2009, showing an increase in operating efficiency.

General and Administrative Expenses Arising from the Stock Options Plan

General and administrative expenses totaled R$267 million in the 2010 financial year compared with R$233 million in 2009, an increase of 18%, or R$4 million. These expenses were comprised of profit sharing and other administrative expenses.

Depreciation and Amortization

The depreciation and amortization seen during the 2010 financial year totaled R$34 million, stable compared with the R$34 million reported in 2009. Depreciation of sales stands accounted for 60% of the expenses in the period.

Other Operating Expenses

The other operating expenses related to the 2010 financial year totaled a negative amount of R$12 million compared with the R$93 million reported in 2009, a 87% decrease when compared to the previous year. The volume of expenses during 2010 was reduced, as a provision for contingencies was registered in 2009 for legal cases against Company as the successor in suits in which the original debtor was a former shareholder in Company, Cimob Companhia Imobiliária, totaling R$66 million. The plaintiff alleges that Company should be responsible for Cimob Companhia Imobiliária’s debts. Company is appealing all these decisions, as it considers Company’s inclusion in these legal processes as unjustified.

Financial Revenue

Financial revenue remained stable at R$128 million in the 2010 financial year compared with the R$130 million reported in 2009, mainly due to the interest received on average cash balances being similar to what had been recorded in the previous year.

Financial Expenses

Financial expenses in the 2010 financial year totaled R$210 million compared with R$240 million in 2009. This reduction was due to the higher capitalization of interest to be allocated as operating costs made during the year, and that was partially compensated for by the higher average level of indebtedness during 2010.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Social contribution and income tax in 2010 totaled R$20 million, or 41% higher than in 2009, when the same totaled R$11 million. In the 2010 and 2009 financial years, the effective combined rates for income tax and social contribution, calculated as a percentage of pre-tax profit, was 7% and 20.9%, respectively. This result was due to the optimization of fiscal planning that maximized the reduction of tax obligations, resulting in a reduction in the balance of deferred tax provisioned for in Company’s balance sheet.

The effective combined rates during these periods were lower than the combined fiscal rate of 34%, as some subsidiaries under joint control calculated their taxes under based on the presumed profit regime.

Stakes held by Non-Controlling Shareholders (Minority Interests)

The reduction in the stakes of non-controlling shareholders (minorities in subsidiaries in which Company has an investment) from R$41 million in 2009 to R$24 million in 2010, was largely due to the increase in interest in our subsidiary Alphaville Urbanismos S.A. during 2010.

Net Profit

The net profit during the 2010 financial year totaled R$265 million, which represents an increase of 160% compared with the R$102 million posted in 2009.

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Operating Results for the Financial years ending on December 31, 2011 compared with 2010 – By Operating Segment
	Gafisa S/A. (i)	Tenda	AUSA	Total 2011
Net operating revenue	1,821,925	445,982	672,599	2,940,506
Operating cost	(1,601,727)	(725,459)	(351,152)	(2,678,338)
Gross operating profit	220,198	(279,477)	321,447	262,168

	Gafisa S/A. (i)	Tenda	AUSA	Total 2010
	(restated)	(restated)	(restated)	(restated)
Net operating revenue	1,894,498	1,235,226	446,964	3,576,688
Operating cost	(1,477,751)	(905,629)	(251,176)	(2,634,556)
Gross operating profit	416,747	329,597	195,788	942,132
(i)Includes all the subsidiaries, except Construtora Tenda S.A. and Alphaville Urbanismo S.A.

Company

Net Revenue from Sales and/or Services

The net revenue from sales and/or services decreased by 3.4%, from R$1.9 billion in the 2010 financial year to R$1.9 billion in 2011. This decrease was mainly due to cost excess of R$214 million, total adjustments of the segment answering for 23% of total costs adjustments of Company. In 2011, Gafisa segment answered for 62% of Company’s consolidated net revenue.

Cost of Development and Sale of Property

The costs of the sale and swap of property in 2011 totaled R$1.6 million, an increase of 8.4% compared with the R$1.5 million reported in 2010. This increase was mainly due to an impairment of development expenses related to the process of Company’s land acquisition of R$ 15 million recognized as lost costs. The decrease also reflects review in the estimated costs, leading to reversion of R$ 161 million revenue for Company, related to constructions administered by third parties and discontinued regions.

Gross Profit

The gross profit in the 2011 financial year was R$220 million, representing a decrease of 47% compared with the R$417 million reported in 2010. Decrease in the gross profit can be largely attributed to the excessive costs which evidence 60% related to third parties’ constructions and 27% discontinued sites. The gross margin in 2011 generated by Company’s projects sales reduced to 12% compared to 22% in the same period of 2010.

Construtora Tenda S.A.

Net Revenue from Sales and/or Services

Net revenue of sales/or services during 2011 financial year totaled R$446 million, compared to R$1.0 billion in the former financial year, a decrease of 58% in the comparison with the previous year. In 2011, Construtora Tenda S.A answered for 15% of the consolidated net revenue. The main reasons for the excess were (i) cost overruns of R$227 million; (ii) adjustment of R$35 million in cancelled projects; (iii) gross loss of R$284 million in efective dissolutions of contracts; (iv) cost of R$35 million as penalty for delayed projects; and (v) impairment of R$51 million. Total adjustments in the segment answered for 77% of Company’s total adjustments.

Cost of Development and Sale of Property

The costs of development and sale of property and swap in 2011 totaled R$725 million, an increase of 20% compared with the R$906 million reported in 2010. This increase was mainly due to (i) provisions of dissolutions of contracts at R$159 million, impacting sales expenses; (ii) cost of R$23 million with cancelled projects; (iii) cost of R$193 million in actual rescissions; (iv) cost of R$35 million as penalty for delay in project delivery; and (v) impairment of R$58 million.

14

Gross Profit

The gross loss in the 2011 financial year, compared to 2010, was R$279 million and R$330 million, respectively. In 2010, sales margins fell from 27% in 2010 to -63% in 2011, due to adjustments with cost overruns, provisions for dissolutions of contracts, cancelled projects, effective dissolutions, penalties for delayed projects, and impairments, as previously detailed.

Alphaville Urbanismo S.A.

Net Revenue from Sales and/or Services

The net revenue from sales and/or services increased by 51%, from R$446 million in the 2010 financial year to R$1.1 billion in 2011. This increase was mainly due to large continuous demand for Alphaville Urbanismo S.A.’s properties and recognition of the revenues derived from sales contracted in former periods. In 2011, Alphaville Urbanismo S.A. answered for 21% of the consolidated net revenue.

Cost of Development and Sale of Property

The costs of development and sale of property and swap in 2011 totaled R$351 million, an increase of 40% compared with the R$251 million reported in 2010. This increase was mainly due to the higher volume of construction in progress during 2011 compared to 2010.

Gross Profit

The gross profit in the 2011 financial year was R$322 million, representing an increase of 64.2% compared with the R$196 million reported in 2010. Increase in the gross profit can be largely attributed to the higher gross revenue derived from the large number of construction projects in progress. The gross margin in 2011 generated by Company’s projects sales increased to 48% compared to 44% in the same period of 2010. Such increase derives from the higher sales margins to the extent that we have recognized revenues derived from projects launched in former years.

Operating Results related to the Financial years ending on December 31, 2010 compared with 2009 – By Operating Segment

	Gafisa S/A. (i)	Tenda	AUSA	Total 2010
	(restated)	(restated)	(restated)	(restated)
Net Operating Revenue	1,894,498	1,235,226	446,964	3,576,688
Operating Cost	(1,477,751)	(905,629)	(251,176)	(2,634,556)
Gross operating profit	416,747	329,597	195,788	942,132

	Gafisa S/A. (i)	Tenda	AUSA	Total 2009
	(restated)	(restated)	(restated)	(restated)
Net Operating Revenue	1,757,195	988,444	276,707	3,022,346
Operating Cost	(1,297,036)	(671,629)	(175,097)	(2,143,762)
Gross operating profit	460,159	316,815	101,610	878,584
(i)Includes all subsidiaries, except Construtora Tenda S.A. and Alphaville Urbanismo S.A.

Company

Net Revenue from Sales and/or Services

The net revenue from sales and/or services increased by 8%, from R$1.7 billion in the 2009 financial year to R$1.9 million in 2010. This was primarily due to the continued high demand for Company’s property and the increase in recognition of revenue derived from sales contracted in previous periods.

Property Development and Sales Costs

Property development, sales and swap costs in the 2010 financial year totaled R$1.5 million, representing an increase of 14% compared with the R$1.3 million reported in 2009. This increase was largely due the increased volume of construction ongoing during 2010 compared with 2009.

15

Gross Profit

The gross profit in the 2010 financial year was R$417 million, representing an increase of 9% compared with the profit of R$460 million reported in 2009. The increase in gross profit can largely be attributed to the higher gross revenue from the large number of project undertakings. The gross margin generated in 2010 by sales of Company’s projects fell to 22% compared with the 26% reported in the period in 2009. This reduction was mainly due to the higher amortization expenses arising from the interest capitalized and a less profitable mix of units under construction due to the process of geographical diversification that took place in the previous years, particularly certain projects located in Rio de Janeiro.

Construtora Tenda S.A.

Net Revenue from Sales and/or Services

The net revenue from sales and/or services in the 2010 financial year totaled R$1.2 million, compared with the R$988 million posted in the previous year. There was an increase in demand for properties developed by Construtora Tenda S.A. in 2010, mainly due to the domestic demand created by the federal government’s housing program: “Minha Casa, Minha Vida”.

Property Sales and Development Costs

The costs of development and sales of property and swaps in the 2010 financial year totaled R$906 million, compared with R$672 million in 2009. This increase was due to the continued growth in the volume of units under construction by Company over the years.

Gross Profit

The gross profits in the financial years 2010 and 2009 were R$330 million and R$317 million, respectively. The sales margins decreased to 26.7% in 2010 from 32.1% in 2009, mainly as a result of the higher recognition of revenue from undertakings with lower margins, arising from older non-standardized products.

Alphaville Urbanismo S.A.

Net Revenue from Sales and/or Services

The net revenue from sales and/or services increased 61.0%, from R$277 million in the financial year 2009 to R$445 million in 2010. This was mainly due to the continued increase in the level of demand for property developed by Alphaville Urbanismo S.A. and the recognition of revenue derived from sales contracted in previous periods.

Property Sales and Development Costs

The costs of development and sales of property and swaps in the financial year 2010 totaled R$251 million, an increase of 43% compared with R$175 million in the financial year 2009. This increase was due to the higher volume of construction underway during 2010 compared with 2009.

Gross Profit

The gross profit in 2010 was R$194 million, representing an increase of 91% compared with the R$102 million reported in the financial year 2009. The increase in gross profit can largely be attributed to the higher gross revenue from the number of developments under construction. The gross sales margin in 2010 increased to 43.6% compared with 36.7% in 2009. The higher sales margin was due to the increase in total sales as a result of the recognition of revenue from property developments launched in previous years.

16

CONSOLIDATED BALANCE SHEET
	2011	2010	2009
			(restated)
Assets
Current assets
Cash and cash equivalents	137,598	256,382	292,940
Open-market securities, guaranteed investments and earmarked credit	846,062	944,766	1,131,113
Accounts receivables from contracted sales and services rendered	3,962,574	3,704,709	2,008,464
Property for sale	2,049,084	1,707,892	1,332,374
Other accounts receivables and other items	111,072	178,305	108,791
Prepaid expenses and others	73,532	21,216	18,766
Property for sale	93,188
Derivative financial instruments	7,735
Total current assets	7,314,358	6,813,270	4,892,448

Non-current assets
Long term receivables
Long term accounts receivables from property development and services rendered	863,874	1,247,265	1,768,182
Property for sale	798,206	498,180	416,083

Related parties	104,059	71,163	17,344
Other accounts receivables and other items	143,850	120,107	100,202
	1,909,989	1,936,715	2,301,811

Investments in subsidiaries		-	-
Fixed	52,793	68,977	56,476
Intangible	229,484	221,829	204,686
	282,277	290,806	261,162

Total non-current assets	2,192,266	2,227,521	2,562,973

Total assets	9,506,624	9,040,791	7,455,421

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	2011	2010	2009
			(restated)
Liability and shareholders’ equity
Current liability
Loans and financing	843,283	797,903	678,312
Loans and financing – reclassification of long term	292,260	0
Debentures	303,239	26,532	122,377
Debentures – reclassification of long term	1,595,961	0	0
Obligations for property purchases and advances to clients	610,555	420,199	475,409
Suppliers of materials and services	135,720	190,461	194,331
Taxes and contributions	250,578	230,888	177,392
Salaries, social charges and profit sharing	75,002	72,154	61,320
Minimum mandatory dividends	11,774	102,767	54,279
Provision for judicial rulings and commitments	34,875	14,155	11,266
Obligations to investors and others	662,692	149,873	205,657
Total current liabilities	4,815,939	2,004,932	1,980,343

Non-current liabilities
Loans and financing	721,067	612,275	525,443
Debentures	0	1,853,399	1,796,000
Obligations for property purchases and advances to clients	177,135	177,860	146,401
Deferred income tax and social contribution	83,002	13,847	3,553
Provision for judicial rulings and commitments	134,914	124,537	110,073
Obligations to investors and others	827,473	621,768	509,427
Total non-current liabilities	1,943,591	3,403,686	3,090,897

Net Shareholders’ Equity
Corporate capital	2,734,157	2,729,198	1,627,275
Shares held in treasury	-1,731	(1,731)	(1,731)
Capital reserve and granting of stock options	18,076	295,879	318,439
Profit Reserve	-	547,403	381,651
Loss (Profit) accumulated	(102,109)	-	-
	2,648,473	3,570,749	2,325,634
Minority interests	98,621	61,423	58,547
Total net shareholders’ equity	2,747,094	3,632,172	2,384,181

Total liabilities and net equity	9,506,624	9,040,791	7,455,421

Balance Sheet related to the Financial year ending on December 31, 2011 compared with 2010

Current Assets

Availabilities – Cash and Banks, Financial Investments

Company’s cash and cash equivalents as of December 31, 2011 totaled R$984 million, compared with R$1.2 billion on December 31, 2010, a reduction of R$217 million, or 18%. This reduction was mainly due to the consumption of cash in the period and amortization of debt.

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Accounts receivable from contracted sales and services rendered – Current and Non-Current

The following tables show the client accounts receivable from contracted sales and the sale of Company property, as well as the receivables to be appropriated, and the maturing of Company’s portfolio:

(in R$ million)	As of December 31,
Clients of property development and sales	2011	2010	2009
			(restated)
Current	3,962	3,844	2,009
Non-current	864	1,247	1,768
	4,826	5,091	3,777

(in R$ million)	As of December 31,
Receivables for appropriation	2011	2010	2009
			(restated)
	4,686	4,113	3,139

Total receivables	9,512	9,204	6,916
(in R$ million)		Until December 31,				After 2016
Maturity of receivables as of December 31, 2011	Total	2012	2013	2014	2015
Total	9,512.6	3,962.6	3,220.9	1,418.4	224.3	686.5

As of December 31, 2011, the balance of clients by property development totaled R$4.8 million, compared with R$5.1 million on December 31, 2010. This decrease of 5% was mainly attributed to major increase in clients’ dissolution, as receivable clients return to the inventory. Receivables from services and construction in 2011 totaled R$11 million compared with R$60 million in 2010, representing a decrease of 81%, due to the completion of some projects carried out for third parties.

All the balances of accounts receivable presented herein are adjusted to present value, as required by the Technical Pronouncement CPC 12 “Adjustment to present value”,

Property for sale – Current and Non-Current

The balance of property for sale was comprised as follows, in the periods indicated:

	12/31/2011	12/31/2010	12/31/2009
			(reapresentado)
Land reserve	1,209,400	854,652	744,200
(-) Provision for land realization	(50,049)	-	-
(-)Adjustment to present value	(8,183)	(20,343)	(11,962)
Property under construction	1,181,950	924,066	895,085
Cost of property in the recognition of provisions for dissolution (Note 5(i))	394,830	174,774	-
Completed units	119,342	272,923	121,134

	2,847,290	2,206,072	1,748,457

Parcela circulante	2,049,084	1,707,892	1,332,374
Parcela não circulante	798,206	498,180	416,083

On December 31, 2011, the balance of property for sale, current and non-current, totaled R$2.9 billion, compared with R$2.1 million on December 31, 2010. This increase is mainly due to the dissolution of contracts at Tenda Business and the related units that returned to the inventory. At the end of 2011, 10.0% of total inventory reflected concluded units, while the units where construction is up to 30% completed account for 20.2% of total inventory. We continue to focus on finished stock reduction, mainly centered under Gafisa brand which represents 57.4% of total final stock.

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Other accounts receivable - Current

The balance of other accounts receivable held by Company on December 31, 2011 stood at R$111 million, 24% lower than in the same period in 2010. This decrease was mainly due to provision for potential dissolutions and projects cancellation, due to financial or technical infeasibility.

Intangibles

On December 31, 2011, the balance of intangible assets totaled R$229 million compared with R$222 million on December 31, 2010. We amortized R$ 10 million from CIPESA Empreendimentos Imobiliários S.A..

Deferred income tax and social contributions

The balance of deferred income tax and social contributions on December 31, 2011 totaled R$80 million, an increase of 94% compared to the balance of R$42 million registered on December 31, 2010. Liabilities are being presented net of assets. The increase is due to asset impairment.

Liabilities

Loans, Financing and Debentures – Current and Non-Current

Company’s total level of indebtedness on December 31, 2011, was R$1.8 billion, an increase of 32% compared with the balance of R$1.4 million on December 31, 2010. This increase was mainly generated by loans linked to construction financing, reflecting Company’s capacity to finance its ongoing projects, increasing the Company’s level of leverage.

The table below shows the development of net indebtedness and obligations with investors in Company:

Total indebtedness

(in R$ thou)		Balance in
Type of Transaction	Rate	2011	2010	2009
Banking Note - CCB	1,30% a 2,20% + CDI	937,019	664,471	736,736
Promissory Note	25% a 126% do CDI	231,068	-	-
Construction Financing (SFH)	TR + 8,3% até 12,68%	684,642	745,707	467,019
Assumption of debts due to incorporation of debts of controlled companies and others	TR + 12%	3,881	-	-
		1,856,610	1,410,178	1,203,755
Short-term installment		1,135,543	797,903	678,312
Long-term installment		721,067	612,275	525,443

Obligations related to the client purchase of property under construction – Current and Non-Current

Company’s obligations for the purchase of property and client advances totaled R$788 million on December 31, 2011, an increase of 32% compared with the same period in 2010. Of this total, 77%, or R$611 million, mature in the short term. The R$177 million maturing in the long term fully corresponds to the acquisition of property.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2011	12/31/2010	12/31/2009
Current portion	610,555	420,199	475,409
Non-current portion	177,135	177,860	146,401
Total	787,690	598,059	621,810

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Payables to Suppliers of materials and services

The balance of payables due to suppliers of materials and services on December 31, 2011 stood at R$251 million, equivalent to a decrease of 30% compared with the 2010 balance of R$231 million. The reduction in this liability is due to the maintenance of the volume of property construction projects.

Taxes and social contributions – Current

The balance of taxes and social contributions (current) on December 31, 2011 was R$251 million, which corresponds to an increase of 30% compared with the balance on December 31, 2010 of R$231 million. This increase reflects the expansion in Company’s operations.

Deferred Income tax and social contribution – current and non-current

On December 31, 2011, the balance of deferred income tax and social contributions, in terms of current and non-current liabilities totaled R$83 million, an increase of 499% in relation to the balance on December 31, 2010 of R$14 million. This variation is due to the losses related to the SPE and to net loss.

Provision for Contingencies – Current and non-current

Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil questions, among other issues. Company, based on information from its legal advisers, analysis of the pending legal demands and, when concerning labor cases, based on its prior experience in terms of the settlements made, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The following table shows the development of Company’s provisions for contingencies:

Consolidated	Civil lawsuits	Tax litigation	Labor litigation	Total Consolidated
Balance on December 31, 2010	92.821	10.894	17.624	121.339
Complement for provision	18.432	1.869	16.354	36.655
Payments and reversals in the provision not used	(8.425)	(655)	(10.222)	(19.302)
Balance on December 31, 2011	102.828	12.108	23.756	138.692
Additional Provison	22.874	4.379	30.649	57.902
Payments and Provision Reversal	(11.525)	(635)	(14.645)	(26.805)
Balance on December 31, 2011	114.177	15.852	39.760	169.789

The provision for contingencies related to civil processes on December 31, 2011, included R$114 million for cases in which Company was named as the successor in existing legal actions in which the original debtor is a former shareholder of Cimob Companhia Imobiliária, among other group companies. The plaintiff alleges that Company should be held responsible for Cimob Companhia Imobiliária’s debts. Some cases, totaling an amount of R$ 7 million, are backed by a judicial insurance guarantee, and in addition, there are judicial deposits of R$ 64 million, derived from Company’s bank accounts blocking, and there is also a block on Company’s shares held in treasury to guarantee performance.

Company is appealing all these decisions, believing that Company’s inclusion into the lawsuits is legally unreasonable, thus aiming to release its amounts and ensuring recognition that it cannot be held responsible for the debt of a company with which it has no ties. Company has won similar actions previously, definitively determining that it is not responsible for the debts of Cimob Companhia Imobiliária, The final ruling on Company’s appeal, however, cannot be taken for granted at this time.

Other accounts payable – Current and Non-Current

The balance of other accounts payables on December 31, 2011 was R$574 million, an increase of 137% compared with the balance of R$242 million on December 31, 2010. The variation in balance in this account is mainly due to R$135 million.

21

Net Shareholders’ Equity

The balance of shareholders’ equity in Company on December 31, 2011, stood at R$2.7 billion, a decrease of 25%, or R$3.6 billion, compared with December 31, 2010.

Other accounts

Company’s other shareholder equity accounts not discussed in this analysis varied in the normal course of its business activities, and are of little importance in terms of the total consolidated balance sheet.

Balance Sheet related to the Financial year ending on December 31, 2010 compared with 2009

Current Assets

Availabilities – Cash and Banks, Financial Investments

Company’s cash and cash equivalents as at December 31, 2010 totaled R$1.2 million, compared with R$1.4 million on December 31, 2009, a reduction of R$223 million, or 16%. This reduction was mainly due to the consumption of cash in the period and amortization of debt, which was more than offset for by the financial resources raised through the share offering made at the beginning of the year, of R$1.1 billion.

Accounts receivable from development and services rendered – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of Company property, as well as the receivables to be appropriated, and the maturing of Company’s portfolio:

(in R$ million)	As of December 31,
Clients of property incorporation and sales	2010	2009	01/01/2009
		(restated)	(restated)
Current	3,843.6	2,009	1,255
Non-current	1,247.3	1,768	864
	5,091	3,777	2,119

(in R$ million)	As of December 31,
Receivables for appropriation	2010	2009	01/01/2009
		(restated)	(restated)
Current	2,466	1,556	812
Non-current	1,647	1,583	2,755
	4,113	3,139	3,567

Total receivables	9,384	6,916	5,685

(in R$ million)		Until December 31,				After 2015
Maturing of receivables as of December 31, 2010	Total	2011	2012	2013	2014
Total	9,384	5,624	1,715	1,290	307	448

As of December 31, 2010, the balance of clients by property incorporation totaled R$5 million, compared with R$4 million on December 31, 2009. This increase of 35% was a result of the increase in Company sales in 2010. Receivables from services and construction in 2010 totaled R$60 million compared with R$96 million in 2009, representing a reduction of 38%, due to the completion of some projects carried out for third parties.

All the balances of accounts receivable presented herein are adjusted to present value, as required by the Technical Pronouncement CPC 12 “Adjustment to present value”.

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows, in the periods indicated:

	12/31/2010	12/31/2009	01/01/2009
		(restated)	(restated)
Land reserves	854,652	744,200	758,155
(-) Adjustment to present value	(20,343)	(11,962)	(7,600)
Property under construction	959,934	895,085	1,181,930
Completed Units	272,923	121,134	96,491

	2,067,166	1,748,457	2,028,976

Current portion	1,568,986	1,332,374	1,695,130
Non-Current portion	498,180	416,083	333,846

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On December 31, 2010, the balance of property for sale, current and non-current, totaled R$2.1 billion, compared with R$1.7 billion on December 31, 2009. This increase was due to the growth in the volume of projects launched by Company in the period, which are still under construction.

Other accounts receivable - Current

The balance of other accounts receivable held by Company on December 31, 2010 stood at R$178 million, 64% higher than in the same period in 2009. This increase was mainly due to the increase in accounts receivable from condominiums and purchasing pools for real estate project developments.

Intangibles

On December 31, 2010, the balance of intangible assets totaled R$222 million compared with R$ 205 million on December 31, 2009. During the 2010 financial year, there were no changes in the net balance of premium, as the premiums were no longer amortized after the first of January 2009, pursuant to the new accounting standards.

Deferred income tax and social contributions

The balance of deferred income tax and social contributions on December 31, 2010 totaled R$338 million, a decrease of 100% compared with the balance of R$281 million registered on December 31, 2009. This variation was due to the increase in temporary fiscal differences, the base for drawing up tax credits and the balance of fiscal losses and negative bases for income tax and social contributions.

Liabilities

Loans, Financing and Debentures – Current and Non-Current

Company’s total level of indebtedness on December 31, 2010, was R$3.2 billion, an increase of 5.4% compared with the balance of R$3.1 billion on December 31, 2009. This increase was mainly generated by loans linked to construction financing, reflecting Company’s capacity to finance its ongoing projects.

The table below shows the development of net indebtedness and obligations with investors in Company:

Total indebtedness

(in R$ thou)		Balance in
Type of Transaction	Rate	2010	2009	2008
Debentures	CDI + (1.5%-1.95%)/(8.25%-9.06) + TR	1,879,931	1,918,377	503,945
Construction Financing (SFH)	TR + 8.3%-12% p.a.	745,707	467,019	372,255
Downstream merger obligations	TR + 10% p.a.	-	-	8,810
Working Capital	CDI + (1.30%-4.9% p.a.)	664,471	736,736	662,535
Others	TR + 6.2%	-	-	4,576
Total Debt		3,290,109	3,122,132	1,552,121
Availabilities		1,201,148	1,424,053	605,502
Net Debt		2,088,961	1,698,079	946,619

Obligations related to the client purchase of property under construction – Current and Non-Current

Company’s obligations for the purchase of property and client advances totaled R$598 million on December 31, 2010, a reduction of 4% compared with the same period in 2009. Of this total, 70%, or R$420 million, matures in the short term, of which R$260 million relate to property purchase obligations, R$160 million are client advances and swaps. The R$178 million maturing in the long term fully corresponds to the acquisition of property.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2010	12/31/2009	01/01/2009
Current portion	420,199	475,409	421,584
Non-current portion	177,860	146,401	231,199
Total	598,059	621,810	652,783

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Payables to Suppliers of materials and services

The balance of payables due to suppliers of materials and services on December 31, 2010 stood at R$190 million, equivalent to an increase of 2.0% compared with the 2009 balance of R$194 million. The slight reduction or stabilization in this obligation is due to the maintenance of the volume of Company’s property construction projects.

Taxes and social contributions – Current

The balance of taxes and social contributions (current) on December 31, 2010 was R$231 million, which corresponds to an increase of 30% compared with the balance on December 31, 2009 de R$177 million. This increase reflects the expansion in Company’s operations.

Deferred Income tax and social contribution – current and non-current

On December 31, 2010, the balance of deferred income tax and social contributions, in terms of current and non-current liabilities totaled R$42 million, a decrease of 89% in relation to the balance on December 31, 2009 of R$377 million. This variation is due to the optimization of fiscal planning that maximized the reduction in tax obligations, resulting in a reduction in the balance of deferred tax provisioned in Company’s balance sheet.

Provision for Contingencies – Current and non-current

Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the claimed amounts, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The following table shows the development of Company’s provisions for contingencies,

Consolidated	Civil lawsuits	Tax litigation	Labor litigation	Total Consolidated
Balance on December 31, 2009 (restated)	92,821	10,894	17,624	121,339
Complement for provision	18,432	1,869	16,354	36,655
Payments and reversals or unused provision	(8,425)	(655)	(10,222)	(19,298)
Balance on December 31, 2010	102,828	12,108	23,756	138,692

Current portion	8,347	640	5,168	14,155
Non-Current portion	94,481	11,468	18,588	124,537

The provision for contingencies related to civil processes on December 31, 2010, included R$73 million for cases in which Company was named as the successor in existing execution actions in which the original debtor is a former shareholder of Cimob Companhia Imobiliária, among other group companies. The plaintiff alleges that Company should be held responsible for Cimob’s debts. Some cases, totaling an amount of R$7 million, are backed by a judicial insurance guarantee, and in addition, there are judicial deposits of R$64 million, derived from Gafisa’s bank accounts blocking, and there is also a block on Gafisa’s shares held in treasury to guarantee performance.

Company is appealing all these decisions, believing that Company’s inclusion into the lawsuits is legally unreasonable, thus aiming to release its amounts and ensuring recognition that it cannot be held responsible for the debt of a company with which it has no ties. Company has won similar actions previously, definitively determining that it is not responsible for the debts of Cimob Companhia Imobiliária, The final ruling on Company’s appeal, however, cannot be taken for granted at this time.

During the financial year ending on December 31, 2010, Company registered an additional provision of R$66 million, based on unfavorable legal rulings, and which led Company to seek a second legal opinion and reevaluate its estimated probable loss. Some lawsuits, totaling R$18 million, are backed by judicial insurance guarantees. In addition, there are judicial deposits of R$65 million, derived from Company’s bank accounts blocking, and there is also a block on Company’s shares held in treasury to guarantee performance.

24

Other accounts payable – Current and Non-Current

The balance of other accounts payables on December 31, 2010 was R$692 million, an increase of 11% compared with the balance of R$623.4 million on December 31, 2009. The variation in balance in this account is mainly due to the incorporation of share capital in Alphaville Urbanismo S.A. in 2010.

The remaining accounts on the Company's balance sheet that were not discussed in the analyses suffered variations normal to the course of the Company's business or were not material considering the consolidated balance sheet.

Net Shareholders’ Equity

The balance of shareholders’ equity in Company on December 31, 2010, stood at R$3.6 billion, an increase of 52%, or R$2.4 million, compared with December 31, 2009. Of this increase, R$2.7 billion is related to the capital increase from the share offering made at the beginning of 2010 and R$416.0 million from profit retained in the same year. Offsetting this there was a R$51 million reduction in the form of dividends distributed related to the profit reported in 2009.

Other accounts

Company’s other shareholder equity accounts not discussed in this analysis varied in the normal course of its business activities, and are of little importance in terms of the total consolidated balance sheet.

Cash Flow

The table below summarizes Company’s Cash Flow for the financial years indicated therein:

	Financial years ended on December 31,
	(in R$ thou)
	2011	2010	2009
Cash Flow
Operating	(831,743)	(1,079,643)	(712,232)
Investment	8,376	122,888	(762,163)
Financing	704,583	920,197	1,575,892
Total	(118,784)	(36,558)	101,497

Cash Flow related to the Financial Year ending on December 31, 2011 compared with 2010

Operating Activities

Net cash used in operations, in 2011, totaled R$832 million compared with negative R$1.1 billion in 2010, mainly due to the increase in provisions for bad debt of R$1 million in 2010 and of R$106 million in 2011.

Investment Activities

Net cash used in investment activities, including the acquisition of goods, equipment and new investments, was positive in 2011, in the amount of R$8 million.

Company’s disbursements during 2011 were largely related to the investments made in goods, mostly land for future developments, and equipment, in the amount of R$(90) million compared with the R$(63) million registered in 2010, an increase in redemption of securities of R$2.5 billion in 2011 compared to R$2.0 billion in 2010, and investment in securities of negative R$2.4 billion in 2011 compared to negative R$1.9 billion in 2010.

Financing Activities

The net cash generated in 2011 by financial activities totaled R$704 million, compared with R$920 million in 2010. Such decrease was due to the increase in assignment of credit receivables.

Cash Flow related to the Financial Year ending on December 31, 2010 compared with 2009

Operating Activities

The net cash used in operations in 2010 totaled negative R$1.1 billion compared with R$712 million in 2009, mainly due to the net impact of the increase in the balance of property for sale and outstanding receivables.

Investment Activities

The net cash used in investment activities, including the acquisition of goods, equipment and new investments, was positive R$123 million in 2010, mainly due to the share offering (Follow-on) made during the year, the increase in net debt and freeing up of restricted capital. The net cash positions in 2009 and 2008, were R$762 million and R$127 million, respectively.

Company’s disbursements during 2010 were largely related to the investments made in goods, mostly land for future developments, and equipment of R$63 million compared with the R$45 million registered in 2009, and a reduction in cash restricted for loan guarantees of R$156 million in 2010, compared with an increase in restricted cash of R$717 million in 2009.

Financing Activities

The net cash generated in 2010 by financial activities totaled R$974 million, compared with R$1.5 billion in 2009. This decline in net cash was the result of Company’s financing activities in 2010 and mainly the paying down of borrowings during the period, contrary to the high volume of debenture issues and other debts raised during 2009.

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10.2.

a) Company operating results

Description of more important revenue items

Company’s revenues come mainly from incorporation and selling of real estate developments. It also earns revenue, on a smaller scale, from providing real estate services, such as construction, technical and real estate management to third parties.

	2011	2010	2009
Real estate sales	3.441.279	3.834.230	3.096.881
Dissolution provision	(301.394)	(182.832)
Construction services rendering to third parties	29.607	24.289	47.999
Deductions from gross revenue	(228.986)	(272.637)	(122.534)
Total net revenue	2.940.506	3.403.050	3.022.346

Factors that materially affected the operating results

The net operating revenue for the financial year to December 31, 2009 was 73.7% higher than that of the previous year, at R$3,022.3 million, due to the consolidation of the results for Construtora Tenda S.A. and the recognition of revenues from sales effected in prior periods.

The net operating revenue for the financial year ended on December 31, 2010 was 12.6% higher than that of the previous year, at R$3,403.1 million, due to the expansion of Company’s operations and the recognition of revenues from sales effected in prior periods.

In the financial year ended on December 31, 2011, the net operating revenue evidenced 13.6% decrease compared to the same period in the previous year, totaling R$2,940.6 million due to detailed review of Company’s operations and its work strategy defined in the second half of 2011, which includes, among other measures, detailed review of all cost budgets of the civil works for their conclusion and review of the entire clients portfolio of Construtora Tenda S.A. aiming to confirm their adequacy to the financial institutions’ requirements.

b) changes in revenue attributable to variations in prices, exchange rates, inflation, changes in volumes or the introduction of new products and services

Company recognizes the revenue from real estate developments according to their construction, based on a financial calculation made upon completion of the project, not at the moment that the sale contract is signed. The principal causes of variations in revenue between the years 2009, 2010 and 2011 are changes in sales volumes and Company’s introduction of new products and services, as well as detailed review of Company’s operations, and its working strategy in 2011.

Company’s revenue reduction of 13.6% in 2011 compared to the revenues from the same period in 2010, is mainly due to the detailed review of all cost budgets of the civil works for their conclusion and review of the entire clients portfolio of Construtora Tenda S.A. aiming to confirm their adequacy to the financial institutions’ requirements. In addition, as a consequence of operations and strategy review, Company has chosen to temporarily reduce Tenda brand’s operations, until we are able to operate in an efficient manner within the guideline of that segment, i.e., production at competitive costs (using aluminum mold technology) and immediate transfer promptly after sales, of the clients to the financial institution.

Company’s 12.6% revenue variation in 2010, compared with 2009, is partially due to a 23.3% increase in sales during said period. By the same token, the 73.7% revenue variation in 2009, compared to 2008, is partially due to a 26% increase in sales during said periods.

R$ thous	2011	2010	2009	2011 vs 2010	2010 vs 2009
Contract Sales	3,352,288	4,006,380	3,248,065	-16%	23%
Launches	3,526,298	4,491,835	2,301,224	-21%	95%
Net Revenue	2,940,506	3,403,050	3,022,346	-14%	13%

c) impact of inflation, variation in the prices of Company’s main inputs and products, exchange rates and interest rates on Company’s operating and financial results

As mentioned in item 5.1 of the Reference Form, the principal index rates used in Company’s business plan are the INCC, IGP-M and CDI:

INCC (National Building Cost Index): most of Company’s costs and all its portfolio of revenues from unfinished projects are adjusted in accordance with this index.

IGP-M (General Index of Market Prices): all Company’s portfolio of revenues from completed projects is adjusted in accordance with this index.

CDI (Interbank Certificate of Deposit): all Company’s financial investments and roughly 50% of total indebtedness are linked to the CDI.

Exchange rates: Company does not have any debts or amounts receivable denominated in foreign currency.

Furthermore, none of Company’s significant costs is denominated in foreign currency.

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10.3. Significant events and impacts on Company’s financial statements and results:

a) introduction or disposal of operational segments

Company is active in practically all the revenue segments of the Brazilian housing market. To this end, it has a business platform that is suitable for putting its future plans into practice, and it currently has no intention of introducing or disposing of any operational segment.

b) establishment, acquisition or disposal of shareholdings

On December 30, 2009, approval was given for Company’s assimilation of all the shares of Construtora Tenda S.A. that are traded on the New Market of the São Paulo Stock Exchange (BM&FBOVESPA S.A.), trading in which ceased on February 8, 2010. With this merger, Company now owns 100% of the total and voting capital of Construtora Tenda S.A.. A capital increase of R$388.0 million was carried out and a capital reserve of R$60.8 million was set up.

On May 28, 2010, approval was given for Company’s assimilation of all the shares issued by Shertis Empreendimentos e Participações S.A., whose principal asset is an equity holding representing 20% of the capital stock of Alphaville Urbanismo S.A.. The purpose of this consolidation is to enable the implementation of the second stage of the investment program provided for under the Investment Agreement and Other Covenants signed by Company and Alphaville Participações S.A. on October 2, 2006, in order to raise Company’s share of Alphaville Urbanismo S.A.’s corporate capital to 80%. As a result of this share consolidation, Shertis Empreendimentos e Participações S.A. became a fully-owned subsidiary of Company, and the issuing of 9,797,792 new common shares in the name of Alphaville Participações S.A., previously a shareholder of Shertis Empreendimentos e Participações S.A., brought about a capital increase of R$20.3 million.

c) exceptional events or operations
There were no exceptional events or operations.

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10.4.

a) significant changes in the accounting practices

Initial adoption of International Financial Reporting Standards

Until December 31, 2009, Company’s individual and consolidated financial statements were presented in accordance with the accounting practices adopted in Brazil, CVM (Brazilian Securities Commission) supplementary regulations, CPC (Brazilian Accounting Rules Committee) orientation issued up to December 31, 2008 and the provisions of Brazilian Joint-Stock Laws, base for the accounting principles adopted in Brazil (BR GAAP).

Company prepared its opening balance sheet for the transition date of January 1, 2009, applying all the obligatory exceptions and certain optional exemptions that are fully applicable in retrospect, in accordance with the pronouncements, interpretations and technical guidance issued by the CPC and approved by the CVM, in the preparation of the parent company individual financial statements. The consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, CVM regulations and the pronouncements, interpretations and technical guidance of the CPC, as well as being in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including OCPC Guidance 4 (OCPC 04) - Application of CPC Technical Interpretation 2 (ICPC 02) to Brazilian Real Estate Development Entities, with regard to the recognition of revenue and respective costs and expenses arising from real estate development activities while the work is in progress (POC - Percentage of Completion method). CPC Technical Pronouncement 37 (R1) requires that an entity develops accounting policies based on CPC standards and interpretations and IFRS that are in effect on the closing date of its first parent company and consolidated financial statements, and that these policies are applied on the transition date and throughout all the periods presented in the first financial statements, according to the regulations issued by the CPC and the IFRS and approved for use in Brazil, and Company adopted all the CPC pronouncements, interpretations and guidance issued up to December 31, 2011. The consolidated financial statements are consequently in compliance with the IFRS approved in Brazil by the CPC, CVM and CFC (Federal Accounting Board).

The following standards and amendments of the already existing standards have been published and are mandatory for all the subsequent accounting periods. Company has not adopted such standards or amended the standards in advance. It is important to highlight that there are no IFRSs or IFRICs, inclusive enhancement of the already existing IFRSs or IFRICs which are effective for initial adoption in the financial year ended on December 31, 2011 and which are relevant for Company and its subsidiaries.

IFRS 7 – “Financial Instruments – Disclosure”, issued in October, 2010. Amendment of the financial instruments disclosure standard is aimed at fostering transparent disclosure of financial assets transfer transactions, improve user’s understanding of risk exposure in such transfers, and the effects of such risks on the balance sheet, mainly those concerning financial assets securitization. The standard applies to financial years started or to start before January 1st, 2012. The standard applies starting on January 1st, 2013.

IFRS 9 – “Financial Instruments”, issued in November, 2009. The IFRS 9 is the first standard issued as part of a larger project to replace the IAS 39. The IFRS 9 withholds, but simplifies, the measurement model and sets forth two main measurement categories for the financial assets: amortized cost and fair value. The classification basis depends on the entity’s business model and the contractual characteristics of the financial assets’ cash flow. The guideline included in the IAS 39 about impairment of the financial assets and accounting of continuous hedge to be applied. Former periods do not need to be restated if an entity adopts the standard for the periods initiated or to initiate before January 1st, 2012. The standard applies starting on January 1st, 2013.

IFRS 10 – “Consolidated Financial Statements”, issued in May, 2011. This standard is based on the principles existing upon identification of the control concept as a determinant factor of when an entity must be consolidated in the financial statements. The standard provides additional guideline to assist determination of control when there is doubt in the assessment. The standard applies starting on January 1st, 2013.

IAS 28 – “Investments in colligated companies and companies under mutual control”, IFRS 11 – “Joint contractual agreement” and IFRS 12 – “Disclosures on interests in other entities”, all of them issued in May, 2011. The main amendment introduced by those standards is the impossibility of proportional consolidation of entities which net assets control is shared by an agreement between two or more parts and which is classified as a joint venture.

The IFRS 11 sets forth two types of classification for agreements:

Joint operations – when the parties jointly control assets and liabilities, irrespective of such assets being in a separate vehicle, pursuant to the contractual devices and essence of the operation. In those agreements, the assets, liabilities, revenues and expenses are accounted in the entity that takes part in the joint operator agreement proportional to its rights and liabilities.

Joint ventures – when the parties jointly control the net assets of an agreement, structured by one separate entity and the respective results of such assets are divided into the participant parties. In those agreements, the entity’s interest has to be accounted by the equity method and presented under the investments header.

The IFRS 12 determines qualitative disclosures that must be realized by the entity concerning interests in subsidiaries, in joint agreements or non-consolidated entities, which include judgments and significant assumptions to determine whether their interests exercise control, significant influence or classification of the joint agreements between Joint operations and Joint ventures, as well as other information about the nature and extent of significant restrictions and associated risks. The standard does not apply until January 1st, 2013.

IFRS 13 – “Fair value measurement”, issued in May, 2011. The standard is aimed at improving consistency and reducing complexity in the disclosures required by the IFRSs. The requirements do not increase use of the fair value in accounting, but provides direction on how to apply it when its use is required or allowed by another standard. The standard applies starting on January 1st, 2013, and there is an exemption to apply the new disclosure requirements for comparable periods.

There are no other regulations or interpretations that have been issued until issuing of theses financial statements.

Company does not expect any significant impact on the consolidated financial statements from the initial adoption of the new pronouncements and interpretations.

The CPC has not yet issued its respective pronouncements and modifications regarding the abovementioned new and revised IFRSs. In view of the CPC and CVM commitments to keeping the set of issued regulations up to date, based on the IASB updates, it is expected that such pronouncements and modifications shall be issued by the CPC and approved by the CVM before the date of their mandatory application.

28

b) Material effects of the changes in accounting practices

Reconciliation of the accounting practices applied in the preparation of the financial statements presented previously.

Pursuant to CPC 37 (R1), Company presents the reconciliation of assets, liabilities, income, shareholders’ equity and cash flow, in the previously published Parent Company and Consolidated financial statements for the financial year ended on December 31, 2009, prepared in accordance with the accounting practices adopted in Brazil and in effect until December 31, 2009, and also considering the CPCs in effect in 2010.

Closing Balance Sheet as at December 31, 2009

		Parent Company			Consolidated
	Item	Previous accounting practice	Adjustments	Present accounting practice	Previous accounting practice	Adjustments	Present accounting practice
Current Assets		2,551,038	-	2,551,038	4,892,448	-	4,892,448
Liquid assets		773,479	-	773,479	1,424,053	-	1,424,053
Cash and equivalents	(i)	745,515	(701,010)	44,445	1,376,788	(1,053,540)	323,248
Marketable securities	(i)	27,964	701,010	729,032	47,265	1,053,540	1,100,805
Accounts receivable from sales and services		911,333	-	911,333	2,008,464	-	2,008,464
Property for sale		604,128	-	604,128	1,332,374	-	1,332,374
Others		262,098	-	262,098	127,557	-	127,557
Non-Current Assets		3,124,403	40,732	3,165,135	2,795,875	48,386	2,844,261
Long-Term Assets	(iv)	992,578	40,732	1,033,310	2,534,713	48,386	2,583,099
Permanent Assets		2,131,825	-	2,131,825	261,162	-	261,162
Total Assets		5,675,441	40,732	5,716,173	7,688,323	48,386	7,736,709

Current Liabilities		1,219,619	-	1,219,619	2,020,602	(40,259)	1,980,343
Minimum compulsory dividends		50,716	-	50,716	54,279	-	54,279
Others	(v)	1,168,903	-	1,168,903	1,966,323	(40,259)	1,926,064
Non-Current Liabilities		2,130,188	40,732	2,170,920	3,283,540	88,645	3,372,185
Others	(iv)	1,943,326	40,732	1,984,058	2,947,249	48,386	2,995,635
Deferred income tax and social contribution	(v)	186,862	-	186,862	336,291	40,259	376,550
Minority interest	(ii)	-	-	-	58,547	(58,547)	-
Shareholders’ Equity	(ii)	2,325,634	-	2,325,634	2,325,634	58,547	2,384,181
Total Liabilities		5,675,441	40,732	5,716,173	7,688,323	48,386	7,736,709

Summary of the adjustments that have been made is presented as follows:
		Parent Company			Consolidated
		Shareholders’ Equity		Net profit for the year	Shareholders’ Equity		Net profit for the year
		12/31/2009	1/1/2009	12/31/2009	12/31/2009	1/1/2009	12/31/2009
Present accounting practice		2,325,634	1,724,219	101,740	2,384,181	2,195,621	101,740
Gain on partial sale of investments	(iii)	-	(169,394)	169,394	-	(169,394)	169,394
Deferred income tax and social contribution	(iii)	-	57,594	(57,594)	-	57,594	(57,594)
Minority interest	(ii)	-	-	-	58,547	471,402
Previous accounting practice (in effect to December 31, 2009)		2,325,634	1,612,419	213,540	2,325,634	1,612,419	213,540

Closing Cash Flow Statement as of December 31, 2009
		Parent Company			Consolidated
	Item	Previous accounting practice	Adjustments	Present accounting practice	Previous accounting practice	Adjustments	Present accounting practice

Net profit for the year	(iii)	213,540	(111,800)	101,740	213,540	(111,800)	101,740
Expenses (income) that do not affect working capital	(iii)	10,694	111,800	122,494	300,601	111,800	412,401
Net increase/reduction in assets and liabilities		(443,677)	-	(443,677)	(1,226,373)	-	(1,226,373)
Cash used in operational activities		(219,443)	-	(219,443)	(712,232)	-	(712,232)
Cash used in investment activities	(i)	(197,154)	(586,684)	(783,838)	(15,446)	(716,409)	(731,855)
Cash generation from financing activities		996,896		996,896	1,575,892	-	1,575,892
Net increase (reduction) in working capital		580,299	(586,684)	(6,385)	848,214	(716,409)	131,805
Liquid assets
Opening balance	(i)	165,216	(114,386)	50,830	528,574	(337,131)	191,443
Closing balance	(i)	745,515	(701,070)	44,445	1,376,788	(1,053,540)	323,248
Net increase (reduction) in working capital		580,299	(586,684)	(6,385)	848,214	(716,409)	131,805

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(i)                 Cash and equivalents: According to CPC 3 (R2), a financial investment qualifies as cash equivalent only when it has a short-term maturity, in three months or less, for example, from the acquisition date. Therefore, Company reclassified the balances of its marketable securities, registering them in a separate item under availabilities;

(ii)           Minority interest: According to the accounting practices adopted in Brazil and pursuant to Brazilian Accounting Standard NBC T 08, the stakes of minority shareholders in the equity of the subsidiaries must be shown as a separate item on the consolidated balance sheet, immediately preceding the shareholders’ equity accounts, and minority interest, in the consolidated net profit. According to CPC 36, minority interest ought to be shown on the consolidated balance sheet in the shareholders’ equity accounts, as a separate item from the stake of the controlling shareholders. Net profit should be separately attributed to controlling shareholders and minority shareholders, even if the share of the latter shows a deficit.

(iii)               Business combinations: In the 2008 financial year, in accordance with CPC 15, Company amortized the full amount of the discount relating to the acquisition of its stake in Tenda, amounting to a total of R$210,402, by advantageous purchase. The balance of other discounts amortized in 2009, amounting to R$ 169,394 (R$ 41,008 in 2008), as well as their tax effects, of R$57,594, were adjusted retrospectively in the opening balance sheet.

(iv)          Presentation of judicial deposits: Under the Brazilian regulations, and in accordance with NPC 22/05, it is not uncommon for the management of an entity to question the legitimacy of certain liabilities and, consequently, by judicial order or as part of the management’s strategy, for the amounts contested are held as judicial deposits, without any settlement of the liability. In such cases, with no possibility of recovering the deposits except in the event of an outcome that is favorable to Company, the amounts of the deposits should be presented and deducted from the relevant liabilities. With regard to disclosure, when the liabilities are offset by the amounts held in judicial deposits, which is allowed under the terms of this NPC, such amounts that are being offset should be highlighted, in an explanatory note, along with an explanation of any differences. According to CPC 37 (R1), an entity should not present a net value for any assets or liabilities, revenues or expenses, unless this is specifically required or permitted in the legislation. The understanding of this pronouncement is that, in the case of judicial deposits, an entity should present the assets and liabilities separately, since they do not meet the criteria for net presentation, which, both on the balance sheet and in the income statement, must reflect the substance of the transaction or other event, otherwise it would hinder the readers’ ability to comprehend the transactions and other events presented in the financial statements and the situation in which they occur, or to estimate the entity’s future cash flow. So, Company reclassified the balances, recording the amounts of its judicial deposits under non-current assets.

(v)                Reclassification of deferred taxes: The previous accounting practices determined the classification of deferred assets and liabilities as current or non-current, depending on the horizon for their realization or settlement by the entity. According to CPC 37 (R1), when an entity presents current and non-current assets and liabilities, classifying them separately on the balance sheet, it should not classify deferred tax assets and liabilities as current. Therefore, Company reclassified its net deferred income tax, which was spread between current and non-current assets, to non-current assets and liabilities deferred income tax.

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Mandatory Exceptions and Exemptions regarding Retrospective Application

CPC 37 (R1) allows companies to assume certain voluntary exemptions. Company has analyzed all the voluntary exemptions and presents the results below:

(i)                  Mandatory exceptions for business combinations: Company adopted CPC 15 as from the financial year beginning on January 1st, 2010, with retroactive effect only for the preceding financial year, beginning on January 1st, 2009.

(ii)                Exemption from presenting fair value of fixed assets as acquisition cost: Company opted not to value its property, plant & equipment on the transition date at fair value, preferring to retain the previously ascertained acquisition cost;

(iii)               Exemption from measuring compound financial instruments: Company has no transactions that are subject to this regulation.

(iv)          Effects of exchange rate variations and conversion on the financial statements: This regulation does not apply to Company’s operations.

The following exemptions are not applicable to Company’s operations and had no impact on the financial statements on the date they were initially adopted:

(i)                  CPC 22 Employee benefits: Company does not have any private pension fund or other benefits that can be defined as a defined benefit plan;

(ii)                 CPC 11 Insurance contracts: These regulations do not apply to Company’s operations;

(iii)               ICPC 01 Concession contracts: Company does not operate any public service concession operations.

Apart from the voluntary exemptions, CPC 37 (R1) expressly forbids the adjustment of certain transactions upon its initial adoption, as this would require the management to analyze past situations in the light of the effective results of the respective transactions. The mandatory exceptions cover the following:

(i)                  Recording the writing off of financial assets and liabilities: Company has made no retrospective adjustments to its financial assets and liabilities, for the purpose of initial adoption, given that there is no difference from the previous accounting practice.

(ii)                 Recording of hedging operations: The hedging operations that existed in 2009 complied with the accounting practices provided laid down in the CPC standard issued on the transition date. Company does not conduct any hedge accounting operations.

(iii)               Changes in estimates: The estimates adopted in the transition to the CPC standards are consistent with the estimates adopted under the previous accounting criteria.

(iv)               Investments in subsidiaries, their assets and liabilities, deactivated liabilities and client’s asset transfers: This regulation does not apply to Company’s operations.

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c) exemptions and emphasis contained in the auditor’s report

The report of the independent auditors on the financial statements for the financial year ended on December 31, 2011 emphasized the fact that the individual financial statements (controlling) and consolidated were draft in accordance to accounting practices adopted in Brazil, according to Note 2 of financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04, edited by the Accounting Pronouncements Committee which addresses recognition of revenue for this sector. Certain issues surrounding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). The results of this analysis could mean that real estate developers will have to revise their accounting practices regarding revenue recognition. Additionally, as described in Note 2.1.3, the financial statements of December 31, 2010 were adjusted in certain account lines, aiming to recognize the adjustments in net revenues and its respective taxes effects, arising from construction budget review, imputed to the fiscal year of 2010.

The report of the independent auditors on the financial statements for the financial year ended on December 31, 2010 emphasized the fact that the said individual (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04, edited by the Accounting Pronouncements Committee which addresses recognition of revenue for this sector, as explained in greater detail in Note 2.4. Certain issues surrounding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). The results of this analysis could mean that real estate developers will have to revise their accounting practices regarding revenue recognition.

The report on the Independent Auditors’ Special Review of the Quarterly Report (ITR) for June 30, 2010, emphasized the preparation of the Quarterly Reports (ITRs) in accordance with the accounting practices adopted in Brazil that were in effect on December 31, 2009, but not including CPC Technical Pronouncements, Interpretations and Guidance that came into effect, mandatorily, in 2010 and modify the accounting practices adopted in Brazil, pursuant to CVM Resolution nº 603, of November 10, 2009. Moreover, the report on the Independent Auditors’ Special Review of the Quarterly Report (ITR) for June 30, 2010 states that the statements of income, changes in shareholders’ equity and cash flow for the quarter and half year ended on June 30, 2009 were reviewed by other independent auditors, who issued a Special Review report without proviso, on July 31, 2009. This relates to the management’s decision to change its independent auditors, for strictly commercial reasons, as communicated to the market in a public announcement made on August 18, 2009. That change was also conducted with the consent of the previous independent auditors.

10.5. Company’s Critical Accounting Policies:

The consolidated financial statements for the years ending on December 31, 2011 and 2010, were prepared in accordance with the generally accepted accounting practices in Brazil (BRGAAP), which include the Brazilian Securities and Exchange Commission (CVM) norms and the pronouncements, interpretations and guidelines offered comply with the international norms for financial reporting (International Financial Reporting Standards – IFRS) applicable to housing/property development/real estate entities in Brazil, including Orientation OCPC 04 - Orientation OCPC 04 – the Application of Technical Interpretation ICPC 02 to Brazilian Housing/Property Development/Real Estate Entities – in terms of the recognition of revenue and respective costs and expenses arising from real estate operations during project construction (using the method of completed percentage – POC).

Determined subjects related to the meaning and application of the concept of the continued transfer of risks, benefits and the control of real estate unit sales will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC), through the IFRIC15 – Agreements for the construction of Real Estate, not concluded and approved yet.. The result of this analysis may mean that Company has to review its accounting practices related to the recognition of revenue.

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The consolidated financial statements were prepared based on the historical cost, except when informed otherwise, as described in the subsequent accounting practices. The historical cost is normally based on fair value of the compensations paid in exchange for the assets.

Judgments, estimates and accounting premises

(i)                   Judgments

The preparation of the controlling company’s financial and Company’s consolidated statements requires that management make certain judgments and estimates, as well as adopt premises that affect the values presented for revenue, expenses, assets and liabilities, and the amount of contingent liabilities, in the database of the financial statements. Assets and liabilities subject to estimates and premises include the useful life of a fixed asset, provision for the reduction in recoverable value (impairment), deferred asset taxes, provision for tax, labor and civil contingencies and the measurement of cost budgeted for projects and financial instruments.

(ii)                 Estimates and premises

The main premises related to the sources of uncertainty regarding future estimates and other important doubts about estimates on the date of the balance sheet, and that could result in different values to those booked, are discussed below:

a)    Loss for reduction (impairment) to the recoverable value of non-financial assets

Management reviews, on annual basis, the accounting value of the assets aiming to evaluate events or changes in the economic, operating or technological conditions that might indicate deterioration or loss of the recoverable value. Upon identification of such evidences and if the net book value  exceeds its recoverable value,  a provision is created for devaluation, adjusting the net booked value to the recoverable value. Those losses are entered into the financial year’s result upon their identification. The test of loss for reduction to the recoverable value of intangible assets with undefined useful life and premium for expectation of future profitability is carried out at least once a year or when the circumstances indicate loss by devaluation of the accounting value.

The book value of an asset or cash-generating unit is defined as the highest between the useful value and the net selling value.

To calculate the useful value of the asset, the cash future flows are discounted to their present value using a discount rate before taxes that reflects the capital weighted average cost for the industry wherein the cash generating unit operates.

The cash flows are derived from the budget for the next five years and do not include activities of reorganization with which Company has still not committed to, or significant future investment that would improve the asset base of the cash generating unit the object of the test. The recoverable value is sensitive to the discount value used in the discounted cash flow method, as well as the future expected cash receivables and the growth rate used for extrapolation purposes.

The net sales value is determined, whenever possible, based on firm sales agreement in a transaction under commutative bases between knowing and interested parties, adjusted by expenses attributable to sales of the asset or when there is no firm sales agreement, based on the market price from an active market, or on the prices of the most recent transaction with similar assets.

b)    Transactions with payments based on shares

Company measures the cost of transactions to be settled with shares to employees based on the fair value of the shareholder instruments on the date they are granted. The estimated fair value of the payments made with shares requires the use of a valuation model more suited to the granting of such stockholder instruments, and that depends on the terms and conditions they are offered under. This also requires the definition of more adequate data for the valuation model, including the useful life of the option, volatility, dividend yield and corresponding premises.

c)     Provisions for lawsuits

Company recognizes a provision for ongoing/pending tax, labor and civil cases. The estimate of the probability of loss includes the evaluation of all the evidence available, the legal hierarchy, available jurisprudence, the most recent and pertinent decisions in the courts and their relevance to the ruling in question, as well an opinion from external lawyers/council. The provisions are revised and adjusted to take any alteration changes in circumstances into account, such as the period of applicable statutory time period, completion of fiscal inspections or additional exposure identified based on new issues or court rulings. The settlement of the transactions involving these estimates may result in values different to those estimated, as a result of the imprecision inherent in the process of determining their value. Company revises its estimates and premises at least annually.

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d)    Fair value of financial instruments

When the fair value of financial assets and liabilities presented on the balance sheet cannot be obtained from the relevant asset market, it is determined using technical evaluation methods, including the discounted cash flow method. The data for these methods is based on those practiced in the market, as and when possible. However, when this is not feasible, a certain level of discretion is required to establish the fair value. The discretion includes considerations about the data used such as, for example, liquidity risk, credit risk and volatility. Changes in the premises concerning these factors may affect the fair value presented of the financial instruments.

e)     Budgeted Project Costs

The total budgeted costs, comprising of the costs incurred and expected to complete construction work, are regularly revised during the course of the project, and may generate adjustments to the initial estimates. The effect of such reviews affects the prospect result, according to technical pronouncement CPC 23 – Accounting Policies, Change on Estimates and Correction of Errors.

f) Taxes

There are uncertainties concerning interpretation of complex tax regulations and about the value and time of future tax results. Company and its subsidiaries are subjected, in the normal course of our business, to investigations, audits, lawsuits and administrative proceedings in tax and labor matters. Depending on the object of the investigations, lawsuits or administrative proceedings filed against Company and subsidiaries, we may be adversely impacted, irrespective of the actual final result.

g) Realization of the Deferred Income Tax

The conditions to realize and recognize the deferred income tax occur to the extent that is it probable for the taxable profit of the next years to be available for use in setting-off the deferred tax asset, based on results forecasts prepared and based on internal assumptions and future economic scenarios that enable their total or partial use by creation of reserve for non-realization of the balance.

A summary of the financial information is shown below related to Company’s main accounting practices.

Property Development and Sales

(i)        The revenue and the costs related to the units sold and not concluded, of real estate development, are appropriated to the result along the projects construction period, and the following procedures are adopted:

(a)    For payments made in installments for completed units, the result is appropriated when the sale is made, independent to the contractual term for these receivables.

(b)    For the sales of incomplete units, the following procedures are observed:

•        The cost incurred (including the cost of land and other expenses directly related with stock composition) corresponding to the units sold is fully appropriated in the result;

•        The percentage cost incurred for the units sold (including the cost of land) is calculated in relation to their total budgeted cost, with this same percentage applied to the revenue from units sold, adjusted for the terms and conditions defined in the sales contracts, thus determining the volume of revenue to be recognized directly proportional to cost;

•        The amounts of sales revenue recognized which are higher than the values effectively received from clients, are booked under the item ': “Accounts Receivable from Contracted Sales” in current or non-current assets. The amounts received related to the sale of units which are higher than the recognized revenue values are booked under the item: “Obligations for property purchases and client advances”;

•        The interests and monetary correction (restatement) on the balance of accounts receivable after the keys are handed over, as well as the adjustment to present value of the balance of accounts receivable are appropriated to the result of contracted sales and property sales as and when incurred, observing the competence regime of the financial years – ‘pro rata temporis’;

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•        The financial charges on accounts payable arising from the acquisition of land and directly related to construction financing are registered (‘capitalized’) to the stock of property to trade and appropriated to the cost incurred of the completed units, and observing the same appropriation criteria of the real estate credit cost for the units sold under construction, by deferred taxes, assets and liabilities;

•        The tax levied and deferred on the difference existing between the real estate revenue and the accumulated revenue submitted to taxation are calculated and included into the accounting upon recognition of this revenue difference.

Other revenue and expenses, including advertising and publicity, are booked in the result when incurred- represented by vehiculation - based on the accrual method.

(ii)       Rendering of construction services

Revenues derived from real estate services rendering are recognized as the services are rendered, basically comprised by amounts received concerning the activity of construction administration for third parties and technical consulting.

(iii)      Swap operations

Swap of land, aimed at delivering apartments to be built; the value of the land acquired by Company and its subsidiaries is calculated based on the fair value of the real estate units to be delivered. The fair value of the land is registered as a component of land stock of real estate to trade, in compensation of advance to clients, in the liabilities, at the time of signature of the private instrument or agreement related to such transaction, provided that the real estate development registration of the future project has been duly attained. The revenues and costs derived from swap operations are appropriated into the result along the projects construction period, as described in item (b) above.

(iv)     ICPC 02 – paragraph 20 and 21

In compliance with requirements from ICPC above, the values of revenues recognized and incurred costs are shown in the statement of results and advances received under the item “Obligations by real estate purchases and advance from clients”.

Consolidation of Financial Statements

Company’s consolidated financial statements include the statements of Gafisa, its direct and indirect subsidiaries and shared control companies. Control  is held when Company has the power to control the financial and operating policies of a certain entity to attain benefits from its activities. The subsidiaries and shared control companies are fully and proportionally consolidated, respectfully, from the date when the full control or shared control begins until the date it ceases to exist. As of December 31, 2011 and 2010, the consolidated financial statements include full consolidation of the following companies:

	Share %
	2011	2010

Gafisa and subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (*)	100	100
Alphaville Urbanismo and subsidiaries (*)	80	80

                                 (*) Not including joint shared control, as subsequently detailed.

10.6. Internal controls adopted to ensure the reliability of the financial statements:

a) efficiency of such controls, indicating possible flaws and the steps taken to rectify them

Company’s Management, and especially the Chief Executive Officer and the Chief Financial & Investor Relations Officer, is responsible for implementing and maintaining a suitable internal control structure for the preparation of the financial statements.

The internal controls over the preparation of the Financial Statements are evaluated in order to ensure a reasonable level of confidence as to the reliability of the accounting information and the preparation of the financial statements in accordance with Brazilian accounting practices for outside disclosure. Company’s internal controls over the preparation of the financial statements include policies and procedures in relation to keeping the books that: (i) reflect precisely and appropriately Company’s transactions and asset disposal; (ii) provide a reasonable degree of confidence that the transactions are recorded in such a way as to enable the preparation of the financial statements in accordance with Brazilian accounting practices and that Company’s receipts and payments are in strict compliance with the authorizations handed down by Company’s management; and (iii) provide a reasonable degree of confidence regarding the timely prevention or detection of any unauthorized acquisition, use or disposal of Company assets that could have a material effect on the financial statements.

Due to their inherent limitations, mentioned in item 10.6 (b) of this Reference Form, Company’s internal controls over the preparation of the Financial Statements could fail to identify or prevent errors. By the same token, any forecast assessment of their future effectiveness are subject to the risk that the controls could become inadequate, due to changing circumstances, or that the level of compliance with Company’s policies and procedures could diminish.

Company’s Management performed an assessment of the internal controls over the preparation of the Financial Statements, on December 31, 2010, based on the criteria of the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and, according to said methodology, concluded that, as of December 31, 2010, Company’s Internal Control structure for the preparation of the Financial Statements were considered to be uneffective.

Finally, it should be pointed out that Company meets all the corporate governance requirements of the BM&FBOVESPA New Market and Section 404 of the Sarbanes-Oxley Act.

b) shortcomings and recommendations regarding internal controls mentioned in the independent auditor’s report

The Management lists, below, the identified shortcomings and recommendations regarding the internal controls mentioned in the independent auditor’s with respect to the financial statements for the financial year ended on December 31, 2010:

Identified shortcoming	Remedy

The controls for revenue recognition in USGAAP are not designed in an effective way to identify provisions of devolution of amounts to clients as set forth in the sales agreements in case of the agreement.

The Management amended the procedures for revenue recognition in USGAAP in order to contain agreement clauses of partial devolution of amounts to clients in case of termination of the agreement.

During the test procedure, it was identified errors of classification of certain financial instruments on cash and cash equivalents, in accordance to the caracteristics of the operation in view of the USGAAP regulation.

New control procedures were implemented in order to guarantee the correct classification of financial instruments in USGAAP.
The internal controls are not designed in an effective way to support, classify and present all necessary considerations for the calculation of deferred income tax in BRGAAP.	A new calculation methodology was implemented in order to assure the correct classification of the deferred income tax.

The Management was made aware of the identified shortcomings and recommendations and introduced a specific action plan addressing each one of those shortcomings, which were all resolved during the year of 2011.

It is important to notice that the report from independent auditors on internal controls for the year of 2011 will only be presented to the Company upon review and opinion on financial statements in USGAAP.

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10.7. Factors relating to any public offering of marketable securities:

a) how the resources resulting from the offering were used

The resources from Company’s stock offering (Follow On) in 2007 were allocated to establishing land reserves, expanding Company’s activities, forming partnerships, providing working capital and covering the costs in relation to the offering.

The resources from the issuing of debentures were allocated to building up working capital, for financing the construction of residential units in real estate developments.

The funds from the Public Offering of a Primary Distribution of Company’s shares (Follow On), settled on March 29, 2010, are being used for the acquisition of land, providing working capital, forming partnerships, making strategic acquisitions and launching new real estate developments.

The resources from Company’s Promissory Notes issued in 2011 were allocated to reinforce Company’s working capital.

b) whether there were any significant diversions of funds between the proposed allocation disclosed in the respective offering prospectus and the effective allocation of the resources
There was no significant diversion of funds between the proposed allocation disclosed in the respective prospectus and the effective allocation of the resources.
c) in the event of any significant diversions, the reasons for such

Not applicable, in view of the fact that there were no significant diversions of funds between the proposed allocation disclosed in the respective prospectus and the effective allocation of the resources.

10.8. Significant items not shown in Company’s financial statements:

a) assets and liabilities held by Company, directly or indirectly, that do not appear on the balance sheet
Company does not have any material assets or liabilities that are not reflected in this form and in Company’s financial statements and explanatory notes.
b) other items not shown in the financial statements
Company does not have any other items that are not shown in its financial statements.

10.9. Regarding each item not shown in the financial statements, as indicated in item 10.8:

a) how such items altered or could come to alter the revenue, expenses, operating results, net financial expenses or other items in Company’s financial statements
As explained in item 10.8, above, there are no items that are not shown in the financial statements.
b) nature and purpose of the transaction
As explained in item 10.8, above, there are no items that are not shown in the financial statements.
c) nature and amount of obligations assumed and rights generated for Company as a result of the transaction
As explained in item 10.8, above, there are no items that are not shown in the financial statements.

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10.10. Main elements of Company’s business plan:

a) investments (including a quantitative and qualitative description of investments in course and that are foreseen, sources of investment financing and significant divestments that are in course or that are foreseen)

         i.            quantitative and qualitative description of investments that are in course or are foreseen

Company’s net cash flow in 2011, which was used for investment, including the acquisition of property and equipment and undertaking new ventures, was negative in R$6.9 million, mainly due to investments in property and equipments, in the amount of R$105.6 million. In 2010, the net cash flow amounted to R$ 122.9 million. Company’s net cash flow in 2010, which was used for investment, including the acquisition of property and equipment and undertaking new ventures, amounted to R$122.9 million, mainly due to the IPO (Follow-on) carried out during the year, a net inflow of debt funding and the freeing up of restricted cash resources. The net cash flow in 2009 was R$ 762.2 million.

Company’s disbursements during 2011 related mainly to investment in property, mainly land for future developments, and equipment, and totaled R$105.6 million, compared to R$63.5 million in 2010, reduction in the level of restricted cash for loans guarantees in the amount of R$98.7 million in 2011, compared to reduction in the level of restricted cash of R$ 186.3 million in 2010.

Company’s disbursements during 2010 related mainly to investment in property, principally land for future developments, and equipment, and totaled R$63.5 million, against R$45.1 million in 2009, and there was reduction in the level of restricted cash for guaranteeing loans, of R$186.3 million in 2010, compared to an increase of R$717.1 million in 2009.

       ii.            sources of investment financing

Company relies on resources from the sale of treasury stock, the abovementioned securing of corporate funding, the issuing of debentures and lines of credit from the SFH (National Housing Finance Scheme).

      iii.            significant divestments that are in course or are foreseen

No significant divestments are in course or are foreseen

b) already disclosed acquisitions of plant, equipment, patents or other assets that can materially affect Company’s production capacity
There have been no acquisitions of plant, equipment, patents or other assets that can materially affect Company’s production capacity.
c) new products and services
There are no new products or services.

10.11. Other factors having a significant influence on Company’s operational performance that have not been identified or discussed within other items in this section.

All significant information relevant to this subject has been disclosed in the items above.

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EXHIBIT II

(In accordance to items 12.6 and e12.9 of Annex 24 of CVM Instruction No. 480, dated as of December 17, 2009)

12.6.  Candidates to Board of Directors indicated by Company’s Management:

Company’s management proposes the election of the following members to Board of Directors, which main information are the following:

a) Name	b) Age	c) Profession	d) Tax ID (CPF) or Passport number	e) Position	f) Election Date	g) Date of Investiture	h) Term of Office	i) Other Positions	j) Elected by the Controlling Shareholder
BOARD OF DIRECTORS
Caio Racy Mattar	52 years-old	Civil Engineer	Tax ID (CPF/MF) no.034.118.768-24	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2014	Member of the Remuneration Committee and member of the Nomination and Corporate Governance Committee	Candidate indicated by the Management of Company
Gerald Dinu Reiss	65 years-old	Engineer	Tax ID (CPF/MF) no.232.318.908-53	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2014	President of the Nomination and Corporate Governance Committee	Candidate indicated by the Management of Company
José Écio Pereira da Costa Junior	58 years-old	Business Manager and Accountant	Tax ID (CPF/MF) no.359.920.858-15	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2014	President of the Audit Committee and Member of the Nomination and Corporate Governance Committee	Candidate indicated by the Management of Company
Henri Phillippe Reichstul	62 years-old	Economist	Tax ID (CPF/MF) no. 001.072.248-36	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2014	President of the Remuneration Committee	Candidate indicated by the Management of Company
Maria Letícia de Freitas Costa	52 years-old	Engineer	Tax ID (CPF/MF) no. 050.952.788-58	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2014	Member of the Audit Committee	Candidate indicated by the Management of Company
Odair Garcia Senra	65 years-old	Civil Engineer	Tax ID (CPF/MF) no.380.915.938-72	Effective Member of the Board of Directors	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2014	Officer of Institutional Relations	Candidate indicated by the Management of Company
Rodolpho Amboss	48 years-old	Civil Engineer	Tax ID (CPF/MF) no. 742.664.117-15	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2014	Does not hold other positions with Company	Candidate indicated by the Management of Company
Ricardo Campos Caiuby Ariani	63 years-old	Lawyer	Tax ID (CPF/MF) no. 036.918.109-53	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2014	Does not hold other positions with Company	Candidate indicated by the Management of Company
José Guimarães Monforte	64 years-old	Economist	Tax ID (CPF/MF) no. 447.507.658-72	Effective Member of the Board of Directors Independent Member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2014	Does not hold other positions with Company	Candidate indicated by the Management of Company

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12.7.  Members of bylaws committees, audit committee, risk committee, finance committee and compensation committee:

Not applicable.

12.8.  Regarding each one of the candidates to the Board of Directors:

a) Resumée:

Caio Racy Mattar. In the past 5 years, he has worked as (i) Investment and Construction Director and Executive Vice President for Companhia Brasileira de Distribuição, publicly-held company which main activity is the trade of goods; (ii) member of the Board of Directors for Sendas Distribuidora S.A.; (iii) member of the Board of Directors for Paramount Têxteis Indústria e Comércio S.A., publicly-held company which main activity is the manufacture, trade, import and export of textile products; and (iv) member of the Board of Directors for Gafisa S.A., publicly-held company which main activity is construction and development of real estate undertakings. None of the companies above is part of Company’s economic group.

Gerald Dinu Reiss. In the past 5 years, he has worked as (i) Director for Reiss & Castenheira Consultoria e Empreendimentos Ltda., a company which main activity is business consulting, where he is in charge of projects involving corporate restructuring; (ii) member of the Board of Directors for Odontoprev S.A., publicly-held company which main activity is operation of private odontological care plans; (iii) member of the Board of Directors  for Gafisa S.A., publicly-held company which main activity is construction and development of real estate undertakings; and (iv) member of the Board of Directors for Companhia Brasileira de Distribuição, publicly-held company which main activity is the trade of goods. In addition, he has worked as Planning and Development Director for Grupo Ultra, member of the Board of Directors for CAEMI Mineração e Metalúrgica S.A., and member of the Board of Directors for Petróleo Brasileiro S.A. - Petrobrás. None of the companies above is part of Company’s economic group.

José Écio Pereira da Costa Júnior. In the past 5 years, he has worked as (i) Audit Partner for Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda, company which main activity is rendering of services related to audit, tax consulting and managerial consulting; (ii) Managing Partner for JEPereira Consultoria em Gestão de Negócios S/S Ltda, company which main activity is rendering of services related to general business management; (iii) member of the Board of Directors and President of the Audit Committee for Gafisa S.A.,  publicly-held company which main activity is construction and development of real estate undertakings, as member of the Audit Committee for Zamprogna S.A. e(iv) member of the Fiscal Council for Fibria S.A. None of the companies above is part of Company’s economic group.

Henri Phillippe Reichstul. In the past 5 years have occupied the following positions: (i) CEO of G&R Corporate Management, a company with main activity of strategic consultancy; (ii) CEO of Brenco, a company with main activity of production of ethanol; and (iii) CEO of Globopar, a media and communication company. He currently occupies the following positions as administrator in publicly-held companies: (i) since 2003 occupies a position in the Board of Directors of Ashmore Energy International, a company with main activity of transportation and distribution of natural gas and energy; (ii) since 2005 occupies a position in the Board of Directors of Lhoist do Brasil, a mining company; (iii) since 2006 occupies a position in the Board of Directors of Repsol YPF S.A., a company with main activity of production and distribution of fuel and similar products; (iv) since 2007 occupies a position in the Board of Directors of Peugeot Citroen do Brasil, an automotive company; and (v) since 2009 occupies a position in the International Board of Directors of Credit Agricole Group, a retail bank. Additionally, he has occupied the following positions as administrator in publicly-held companies: (a) from 2005 to 2007 was President of the Board of Directors of Companhia Brasileira de Distribuição (Grupo Pão de Açúcar); (b) from 2004 to 2007 was member of the Board of Directors of TAM S.A.; (c) from 2005 to 2007 was member of the Board of Directors of Vivo Participações; (d) from 1999 to 2001 was CEO of Petróleo Brasileiro S.A. – Petrobrás; (e) from 1985 to 1986 was member of the Board of Directors of Telebrás S.A.; and (f) from 1985 to 1987 was member of the Board of Directors of Centrais Elétricas Brasileira S.A. – Eletrobrás. None of the abovementioned companies are part of the same economic group as the Company.

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Maria Letícia de Freitas Costa. In the past 5 years have occupied the following positions: (i) partner of Prada Assessoria, a company with main activity of corporate strategic consultancy; (ii) Officer of Strategic Researches Center of Insper, a company with main activity of education and research; and (iii) CEO of Booz &Co., , a company with main activity of strategic consultancy. She currently occupies the following positions as administrator in publicly-held companies: (i) since October 2010 occupies a position in the Board of Directors of Localiza, a rental car company; and (ii) since 2001 occupies a position in the International Board of Directors of Technip, an engineering company. Additionally, she also occupies the following positions as administrator in closed corporations: (a) member of Board of Directors of FAMA, private equity fund, with main activity of assets management focused on small caps and mid caps; and (b) member of Board of Directors of Sadia S.A. since 2010, a company with main activity of commercialization of frozen and refrigerated food products, wholly owned by Brasil Foods S.A. None of the abovementioned companies are part of the same economic group as the Company.

Odair Garcia Senra. In the past 5 years, he has worked as (i) Institutional Relations Director for Company; (ii) Operations Director for Construtora Tenda S.A.; e (iii) member of the Board of Directors for Company and for Alphaville Urbanismo S.A.. The main activity of the three companies is construction and development of real estate undertakings and they are part of the same economic group, with Construtora Tenda S.A. and Alphaville Urbanismo S.A. being subsidiaries of Company.

Rodolpho Amboss. In the past 5 years, he has worked as (i) Managing Director and CFO of Real Estate Private Equity Group of Lehman Brothers, a Real Estate investment fund; (ii) Co-Founder and Managing Director of Silverpeak Real Estate Partners LP, a Real Estate investment fund. Aditionally, Mr. Amboss has worked for the Company between 1984 and 1995 and the other abovementioned companies are not part of the same economic group as the Company.

Ricardo Campos Caiuby Ariani. In the past 5 years, he has worked as (i) Administrative Partner of Lawyers Partnership Tozzini Freire – Advogados. Aditionally, he has occupied the following positions in publicly-held companies: (a) Statutory Vice-President of Sharp S.A. – Equipamentos Eletrônicos, which main activity is production and trade of electronic equipments; (b) member of Board of Directors of Companhia do Metrô de São Paulo, company responsible for subway transportation of the city of São Paulo; and (c) member of Board of Directors of CPTM – Companhia Paulista de Trens Metropolitanos, company responsible for train transportation of the city of São Paulo. None of the abovementioned companies are part of the same economic group as the Company.

José Guimarães Monforte. In the past 5 years, he has worked as (i) CEO of Janos Ltda., a limited liability company of asset management; (ii) CEO of Pragma Ltda., a limited liability company of asset management; (iii) member of the Board of Directors of Promon Engenharia, an engineering services company; and (iv) member of the Board of Directors of Banco Tribanco, a retail investment bank. Aditionally he has occupied the position of member of Board of Directors in the following publicly-held companies: Natura Cosméticos S.A., Vivo S.A., Raia Drogasil S.A., Companhia de Saneamento Básico do Estado de São Paulo – SABESP, Banco Nossa Caixa S.A., JHSP Participações S.A. e Agrenco Ltd.. None of the abovementioned companies are part of the same economic group as the Company.

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b) Civil and administrative convictions (including criminals) involving the management and members of Fiscal Council:

Mr.Caio Racy Mattar declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Gerald Dinu Reiss declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. José Écio Pereira da Costa Junior declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Henri Philippe Reichstul declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Miss Maria Letícia de Freitas Costa declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Odair Garcia Senra declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr.Rodolpho Amboss declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Ricardo Campos Caiuby Ariani declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. José Guimarães Monforte declared, for all purposes that, in the last 5 years, was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

12.9.  Marital relations or family status until second degree existing between:

a) Company’s management:

There are no marital relations or family status until second degree existing between any of the candidates to the Board of Directors among themselves and with the management of Company.

Besides, as set forth in Company’s Ethics Code, it is not allowed to hire family members of employee in first degree (such as mother, father, brothers, daughters or sons), spouses, cousins, aunts, uncles and nephews.

Any stable relationship between employees is not allowed as well.

b) (i) Company’s management and (ii) management of Company’s direct and indirect controlled companies

There are no marital relations or family status until second degree existing between any of the candidates to the Board of Directors and management of Company’s direct and indirect controlled companies.

Besides, as set forth in Company’s Ethics Code, it is not allowed to direct or indirect controlled companies to hire family members of employee in first degree (such as mother, father, brothers, daughters or sons), spouses, cousins, aunts, uncles and nephews.

Any stable relationship between employees of Company and Company’s direct and indirect controlled companies is not allowed as well.

c) (i) management of Company or its direct or indirect controlled companies and (ii) Company’s direct or indirect controlling companies
There are no marital relations or family status until second degree existing between any of the candidates to the Board of Directors and Company’s direct and indirect controlling companies.
d) (i) management of Company and (ii) management of Company’s direct or indirect controlling companies

There are no marital relations or family status until second degree existing between any of the candidates to the Board of Directors and management of Company’s direct and indirect controlling companies.

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12.10.    Subordination relations, rendering of services or control maintained, in the last 3 financial years, between the candidates to the Board of Directors and:

a) Company’s direct and indirect controlled companies
There is no relationship of this kind.
b) Company’s direct or indirect controlling companies
There is no relationship of this kind.
c) supplier, client, debtor, lender or Company, its controlling company or subsidiaries, or subsidiaries of any of the former, as relevant

Company’s Code of Ethics does not allow any relationship of this kind.

Additionally, according to the internal regulation of Company’s Audit Committee, this Committee is responsible for establishing the guidelines for Company’s hiring of employees or former employees of external auditors.

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EXHIBIT III

(In accordance to items 12.6 to 12.9 of Annex 24 of CVM Instruction No. 480, dated as of December 17, 2009)

12.6.  Candidates to Fiscal Council indicated by Company’s management:

Company’s management proposes the election of the following members to Fiscal Council, which main information are the following:

a) Name	b) Age	c) Profession	d) Tax ID (CPF) or Passport number	e) Position	f) Election Date	g) Date of Investiture	h) Term of Office	i) Other Positions	j) Elected by the Controlling Shareholder
FISCAL COUNCIL
Olavo Fortes Campos Rodrigues Junior	50 years-old	Business Administrator	Tax ID (CPF/MF) no 769.488.977-20	Effective member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2013	Holds no other position in Company	Candidate indicated by the Management of Company
Adriano Rudek de Moura	49 years-old	Accountant	Tax ID (CPF/MF) no 037.059.028-73	Effective member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2013	Holds no other position in Company	Candidate indicated by the Management of Company
Luis Fernando Brum de Melo	32 years-old	Public Bank Employee	Tax ID (CPF/MF) no 964.918.410-49	Effective member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2013	Holds no other position in Company	Candidate indicated by the Management of Company
Marcello Mascotto Iannalfo	43 years-old	Economist	Tax ID (CPF/MF) no 101.947.028-39	Alternate member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2013	Holds no other position in Company	Candidate indicated by the Management of Company
Paulo Ricardo de Oliveira	49 years-old	Accountant	Tax ID (CPF/MF) no 032.718.058-73	Alternate member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2013	Holds no other position in Company	Candidate indicated by the Management of Company
Laiza Fabiola Martins Santa Rosa	31 years-old	Economist	Tax ID (CPF/MF) no 294.953.408-29	Alternate member	Proposal to be submitted to shareholders vote on AGM to be held on 05/11/12	Not applicable	If approved the election, term of office until AGM 2013	Holds no other position in Company	Candidate indicated by the Management of Company

12.7.  Members of bylaws committees, audit committee, risk committee, finance committee and compensation committee:

Not applicable.

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12.8.  Regarding each one of the candidates to the Board of Directors:

a) Resumée:

Effective Members

Olavo Fortes Campos Rodrigues Junior. He has initiated his career at Arthur Andersen in the areas of auditing and consulting. He has professional experience in the management of companies in the services, industry and retail business, working for Carrefour, Pepsi-Cola and Alcoa Brazil and Argentina. In the past 5 yearshe has held the following positions (i) CEO of Grupo Siciliano, company which main activity is production and trade of books and e-commerce; (ii) Superintendent Officer for Grupo Papaiz, company which main activity is the manufacture of pad locks, door locks and related products; (iii) member of the Fiscal Council for Duke Energy International, Geração Paranapanema S.A., company which  main activity is the hydroelectric generation and trade of energy; (iv) member of Board of Directors for Renova Energia S.A., company which main activity is renewable energy generation, specially wind energy; (v) Partner – Officer of OREA Consultoria Empresarial, company which main activity is consulting for business management and corporate governance; (vi) President of São Isidoro Foundation, a non-profitable organization; (vii) member of Company’s Fiscal Council; and (viii) member of Fiscal Council for Construtora Tenda S.A., publicly-held company which main activity is construction and development of real estate undertakings. Construtora Tenda S.A. is a wholly owned subsidiary of Company, therefore, part of the same economic group.

Adriano Rudek de Moura. In the past 5 years he has held following positions (i) Administrative and Chief of Finance Officer, and currenty holds the position of Administrative, Finance and Investor Relations Vice-President of Electrolux do Brasil S.A., company which main activity is production and trade of house appliances, also helding the position of Chief Financial Officer of Electrolux for Latin America; (ii) member of Board of Directors of CTI – Compañia Tecno Industrial S.A., located in Chile, which main activity is production and trade of house appliances; (iii) member of Company’s Fiscal Council; and (iv) member of Fiscal Council for Construtora Tenda S.A., publicly-held company which main activity is construction and development of real estate undertakings. Construtora Tenda S.A. is a wholly owned subsidiary of Company, therefore, part of the same economic group.

Luis Fernando Brum de Melo. In the past 5 years he has held following positions: (i) Relationship Manager and Executive Manager for Caixa Econômica Federal, a public bank which main activity is management of third parties assets; and (ii) member of the Board of Directors for Ijuí Energia S.A., company of Alupar Investment group, in charge of implementation of São José Hydroelectrical Plant (UHE), in Rio Ijuí, in the Northeastern region of Rio Grande do Sul State. None of the companies above if part of Company’s economic group.

Alternate Members

Marcello Mascotto Iannalfo. In the past 5 years he has held following positions: (i) Administrative and Chief of Finance Officer and President of Board of Directors for Areva Transmissão e Distribuição de Energia Ltda. in Chile, Argentina, Colombia and Venezuela, company which main activity is the trade of equipments for transmission and distribution of electric power; (ii) CFO and member of Board of Directors for Power Transmission Industries S.A., company which main activity is manufacture of speed reducer and coupling; (iii) CFO for Termomecânica São Paulo S.A., company which main activity is transformation of non ferrous metals; (iv) CFO for Trip Linhas Aéreas, an aviation business company; (v) alternate member of Company’s Fiscal Council; and (vi) alternate member of Fiscal Council for Construtora Tenda S.A. Construtora Tenda S.A. is a wholly owned subsidiary of Gafisa S.A. therefore, part of the same economic group as Company.

Paulo Ricardo de Oliveira. In the past 5 years have occupied the following positions: (i) CEO of Drogaria Onofre Ltda., a company with main activity of commercialization of pharmaceutical products; (ii) CFO of Teleperformance, a company that render services of call center; (iii) CEO of De La Rue Cash Systems Ltda., a company with main activity of banking automation; (iv) Board of Director, certified by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC); (v) alternate member of Company’s Fiscal Council; and (vi) alternate member of Fiscal Council of Construtora Tenda S.A., publicly-held company which main activity is construction and development of real estate undertakings. Construtora Tenda S.A. is a wholly owned subsidiary of Company, therefore, part of the same economic group.

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Laiza Fabiola Martins de Santa Rosa. In the past 5 years she has held the following positions: (i) Coordinator of Principal Empreendimentos Imobiliários, company which render services of collection and renegotiation of debts of house financing of Caixa Econômica Federal, CDHU and COHAB; (ii) Banking Technic, Comercial Relations Manager, Structured Operations Analyst and, currently, Senior Desk Operator of the Vice-Presidency of Third Parties Assets of Caixa Econômica Federal, a public bank which main activity is management of third parties assets. None of the companies above is part of Company’s economic group.

b) Civil and administrative convictions (including criminals) involving the management and members of Fiscal Council:

Mr. Olavo Fortes Campos Rodrigues Junior declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction in res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Adriano Rudek de Moura declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction in res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Luis Fernando Brum de Melo declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction in res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Marcello Mascotto Iannalfo declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction in res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mr. Paulo Ricardo de Oliveira declared, for all purposes that, in the last 5 years, he was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction in res judicata, under judicial or administrative range, with the effect of suspending or disabling himself from the exercise of any professional or commercial activity.

Mrs. Laiza Fabiola Martins de Santa Rosa declared, for all purposes that, in the last 5 years, she was not subject to the effects of any criminal conviction, civil conviction or administrative sentence from CVM and any conviction in res judicata, under judicial or administrative range, with the effect of suspending or disabling herself from the exercise of any professional or commercial activity.

12.9.  Marital relations or family status until second degree existing between:

a) Company’s management:

There are no marital relations or family status until second degree existing between any of the candidates to the Fiscal Council among themselves and with the management of Company.

Besides, as set forth in Company’s Ethics Code, it is not allowed to hire family members of employee in first degree (such as mother, father, brothers, daughters or sons), spouses, cousins, aunts, uncles and nephews.

Any stable relationship between employees is not allowed as well.

b) (i) Company’s management and (ii) management of Company’s direct and indirect controlled companies

There are no marital relations or family status until second degree existing between any of the candidates to the Fiscal Council and management of Company’s direct and indirect controlled companies.

Besides, as set forth in Company’s Ethics Code, it is not allowed to direct or indirect controlled companies to hire family members of employee in first degree (such as mother, father, brothers, daughters or sons), spouses, cousins, aunts, uncles and nephews.

Any stable relationship between employees of Company and Company’s direct and indirect controlled companies is not allowed as well.

c) (i) management of Company or its direct or indirect controlled companies and (ii) Company’s direct or indirect controlling companies
There are no marital relations or family status until second degree existing between any of the candidates to the Fiscal Council and Company’s direct and indirect controlling companies.
d) (i) management of Company and (ii) management of Company’s direct or indirect controlling companies
There are no marital relations or family status until second degree existing between any of the candidates to the Fiscal Council and management of Company’s direct and indirect controlling companies.

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12.10.    Subordination relations, rendering of services or control maintained, in the last 3 financial years, between the candidates to the Board of Directors and:

a) Company’s direct and indirect controlled companies
There is no relationship of this kind.
b) Company’s direct or indirect controlling companies
There is no relationship of this kind.
c) supplier, client, debtor, lender or Company, its controlling company or subsidiaries, or subsidiaries of any of the former, as relevant

Company’s Code of Ethics does not allow any relationship of this kind.

Additionally, according to the internal regulation of Company’s Audit Committee, this Committee is responsible for establishing the guidelines for Company’s hiring of employees or former employees of external auditors.

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ADDENDUM IV

(as per item 13 of Addendum 24 to CVM Instruction No. 480 of December 17, 2009)

13.  Remuneration of the managers

13.1. Remuneration practice and policy of the Board of Directors, the statutory and non statutory Executive Board, the Fiscal Council, the Statutory Committees and the Audit, Risk, Finance and Remuneration Committees, covering the following aspects:

a. Objectives of the remuneration policy or practice:

The remuneration policy of the Company for its managers, including members of the Board of Directors, statutory and non-statutory Directors, members of the Fiscal Council, in line with the best corporate governance practices, aims to attract and retain the best professionals in the market. Remuneration is established based on market research and is directly linked to the alignment of the interests of the executives in question and those of the Company's shareholders.

In the case of the Directors, the existence of a variable short-term and long-term remuneration (the later in the form of grant of stock option plans) practice permits the sharing of the Company's risks and results with its main executives, being characteristic of a transparent policy and aimed at achieving long-lasting results and the perpetuity of the Company.

The members of Board of Directors are not entitled for short-term variable remuneration, however, given its strategic position in the planning of Companies activities in a long-term, they are also entitled to to stock option plans.

b. Breakdown of remuneration, indicating:

i.                       description of remuneration elements and the objectives of each one

a) Board of Directors

The members of the Board of Directors are entitled only to a fixed remuneration, which is established in accordance with market criteria and aims to attract professionals who add value to the results of the company; and to the options program, based on the shares of the Company.

Since 2011, the Board members are entitled to Company’s stock option plans , strutuctured with a long-term intent, based on shares of the Company, aiming to compensate the results for a much longer period and aligning the interests of the Board members with the ones of the shareholders, specially considering the important role the Board of Directors has in the context of a true corporation, with no controlling shareholder.

b) Executive Board

The members of the statutory and non-statutory Executive Board are entitled to fixed and variable remuneration, this last composed of a tranche of short-term cash bonuses and a long-term tranche, referring to options program, based on shares of the Company. The amounts paid in fixed remuneration are normally below market standards, thus permitting the Company to concentrate a significant part of the total remuneration in the form of short and long-term variable incentives, which means that the Directors share risks and results with the Company, so providing a greater alignment of interests between the Company's executives and its shareholders.

The objective of the short-term variable remuneration is to provide recompense for the results achieved for the year if the targets stipulated for the period have been reached. By the same token, long-term variable remuneration, based on shares, aims to provide recompense for results achieved over a longer period (generally more than 2 years), also assuming that the targets stipulated for this period have been reached - these targets being different from those stipulated for the short term.  This policy aims to align the interests of the executives with those of the shareholders.

In addition to fixed and variable remuneration, the Company offers its statutory directors health plan benefits and life insurance.

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It is important to emphasize that the Company has a Remuneration Committee that analyses the strategy for fixed and variable remuneration to be adopted, stock option models and makes recommendations of those who will benefit respectively, for subsequent approval by the Board of Directors.

c) Fiscal Council

The remuneration of the members of the Fiscal Council, in addition to obligatory reimbursement for necessary travel and lodging expenses as a result of their function, is fixed at the shareholders meeting at which they are elected, and cannot be lower, for each member in the year, than an average of 10% of that attributed to each director, not calculating benefits, representation fees and profit sharing. The members of the Fiscal Council are entitled only to fixed remuneration based on the legal minimum.

d) Committees

All the members of the Company's Committees are managers or employees, and do not receive specific remuneration for the fact that they participate on the Committees.

ii.                       state the proportion of each element of total remuneration

In the case of the Fiscal Council, fixed remuneration corresponds to 100% of the total remuneration, as mentioned above.

In the case of the Board of Directors, fixed remuneration corresponds to approximately 90% of the total remuneration and variable remuneration, based on options programs, corresponds to approximately the remaining 10%.

In the case of the Executive Board (both statutory and non-statutory), fixed remuneration corresponds to approximately 30% of the total remuneration, while the variable remuneration approximately corresponds to the remaining 70%, including the tranche related to the options programs, based on shares. Of the tranche referring to variable remuneration, the part referring to the options programs (long term) represents approximately 60% while the part referring to the bonuses (short term) represents approximately 40%.

These percentages may vary in accordance with changes in the results obtained by the Company during the period, seeing that within the tranche destined to the variable remuneration element there is a component of shared risk and results.

iii.                     Methodology for the calculation and readjustment of each of the remuneration elements

The amount of remuneration paid by the Company to its managers and employees are periodically compared with those in the market, based on research carried out by external specialist consultants, so that they can measure their competitiveness and evaluate the possible need to carry out any adjustments to some of the remuneration components.

iv.                      Reasons which justify the remuneration makeup

The Company adopts a remuneration makeup model which concentrates a significant tranche of the total remuneration into variable components (both short and long-term), which is part of its policy of sharing risks and results with its main executives.

c. Main performance indicators that are taken into consideration in the determination of each remuneration element:

For the determination of all the remuneration items, the performance of the employee and his individual targets are taken into consideration. Variable remuneration is directly linked to the indicators contained in the Company's Scorecard, which is approved by the Board of Directors and which contains defined targets for the period, such as for example EBITDA and sales volume, among others.

d. How remuneration is structured to reflect the evolution in performance indicators:

Any changes to the various remuneration items is directly linked to individual performance and is directly linked to the performance of the individual and that of the Company and the reaching of targets in the period in question, while salary increases, the variation in salary multiples received in the form of bonuses and the quantity of options granted under the option plan are all directly linked to the performance demonstrated in the period evaluated.

e. How remuneration policy or practice is aligned with the short, medium and long-term interests of the Company:

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The practice adopted by the Company with regard to the various components of the total remuneration is directly aligned to the short, medium and long-term interests of the Company: fixed remuneration reflects compensation below that practice in the market for this item, but as the cycle in the segment is medium and long term, it is understood that the concession of a significant tranche of remuneration should be remitted to these periods, being totally in keeping with the monitoring of the performance of the Company and, therefore, reaffirming the sharing of risk and results between executives and the Company.

f. Existence of remuneration supported by subsidiaries, companies controlled, or direct or indirect controlling shareholders:

There is no remuneration supported by subsidiaries, companies controlled, or direct or indirect controlling shareholders of the company.

g. Existence of any remuneration of benefit links to the occurrence of any particular corporate event, such as the sale of control of the Company:

There is no remuneration or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company.

13.2. Concerning the remuneration recognized in the results in the last 3 financial years and expected for the current financial year, for the Board of Directors, the statutory Executive Board and the Fiscal Council:

Year 2009	Board Of Directors	Statutory Executive Board	Total
Number of members (1)	6.00	5.00	11.00
Fixed annual remuneration (3)	975,000	2,558,481	3,533,481
- Pro Labore	975,000	2,365,000	3,340,000
- Direct or indirect benefits	NA	193,481	193,481
- Remuneration for participation on committees	NA	NA	NA
- Others	NA	NA	NA
Annual variable remuneration	NA	3,458,803	3,458,803
- Bonus (4)	NA	3,458,803	3,458,803
- Profit-sharing	NA	NA	NA
- Remuneration for participation on committees	NA	NA	NA
- Commission	NA	NA	NA
- Others	NA	NA	NA
Postemployment benefits	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA
Remuneration based on shares	NA	9,451,611	9,451,611
Total (R$) (5)	975,000	15,468,895	16,443,895

Notes:

1.      The number of members of each body corresponds to the annual average of the number of members of each body measured monthly.

2.      The Fiscal Council was not constituted during 2009.

3.      The value presented as fixed annual remuneration for the Board of Directors is the value effectively paid to all the members of the Board of Directors during 2009.

4.      The amount of bonus stated corresponds to the value paid.

5.      The information contained in the Financial Statements presented refers to the pro-labore of the Board of Directors and Executive Board.

Year 2010	Board Of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	5.67	3.00	5.00	13.67
Fixed annual remuneration (2)	955,100	136,800	2,820,223	3,912,123
- Pro Labore	955,100	136,800	2,630,000	3,721,900
- Direct or indirect benefits	NA	NA	190,223	190,223
- Remuneration for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable remuneration	NA	NA	2,796,388	2,796,388
- Bonus (4)	NA	NA	2,796,388	2,796,388
- Profit-sharing	NA	NA	NA	NA
- Remuneration for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Remuneration based on shares	NA	NA	3,786,878	3,786,878
Total (R$) (4)	955,100	136,800	9,403,488	10,495,388

Notes:

1.      The number of members of each body corresponds to the annual average of the number of members of each body measured monthly.

2.      The value presented as fixed annual remuneration for the Board of Directors and the Fiscal Council is the value effectively paid to all the members during 2010.

3.      The amount of bonus stated corresponds to the value paid.

4.      The information contained in the Financial Statements presented refers to the pro-labore of the Board of Directors, Fiscal Council and Statutory Executive Board.

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Year 2011	Board Of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	8.00	3.00	5.92 (6)	16,92
Fixed annual remuneration	1,473,408	136,800	3,497,192	5,107,400
- Pro Labore (2)	1,473,408	136,800	3,294,333	4,904,541
- Direct or indirect benefits	NA	NA	202,859	202,859
- Remuneration for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable remuneration	NA	NA	0	0
- Bonus (3)	NA	NA	0	NA
- Profit-sharing	NA	NA	NA	NA
- Remuneration for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Remuneration based on shares (4)	229,425	NA	8,253,567	8,482,992
Total (R$) (5)	1,702,833	136,800	11,750,759	5,107,400

Notes:

1.      The number of members of each body corresponds to the annual average of the number of members of each body measured monthly.

2.      The value presented as pro-labore  does not include payroll charges.

3.      There was no payment of bônus regarding the Company’s results of the fiscal year of 2011.

4.      The value presented as remuneration based on shares reflect the accountat costs as realized in 2011, related to all programs granted to the Board of Directors and Statutory Executive Board, in accordance to pricing models of Binomial (traditional stock option plans) and Monte Carlo (restricted stock option plans).

5.      The information contained in the Financial Statements presented refers to the pro-labore and benefits (whenever applicable) of the Board of Directors, Fiscal Council and Statutory Executive Board.

6.      The Statutory Financial and Investor Relations Officer of the Company cumulated, in such period, this positions togheter with the position of Superintendent Officer of Alphaville Urbanismo S.A., a controlling company. Therefore, his position is included in the number of members of the Statutory Executive Board but he received his pro labore in 2011 for the position he occupied in the controlling company, not bfor the position in the Company.

Year 2012 – Forecast	Board Of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	9.00	3.67	7.00	19.67
Fixed annual remuneration	1,852,416	242,743	5,289,510	7,384,669
- Pro Labore [x]	1,852,416	242,743	5,004,000	7,009,159
- Direct or indirect benefits	NA	NA	285,510	285,510
- Remuneration for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable remuneration	NA	NA	9,900,000	9,900,000
- Bonus (3)	NA	NA	9,900,000	9,900,000
- Profit-sharing	NA	NA	NA	NA
- Remuneration for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Remuneration based on shares (4)	410,051	NA	8,739,126	9,149,177
Total (R$)	2,262,467	242,743	23,928,636	26,433,846

Notes:

1.      The number of members of each body corresponds to the annual average of the number of members of each body measured monthly.

2.      The value presented as pro-labore  does not include payroll charges.

3.      With regard to the bonus amounts, indicated in the table above, the measured targets were taken into account, estimating that the targets of the company and individuals are reached in their entirety for 2012.

4.      The value presented as remuneration based on shares reflect the accountat costs to be realized in 2012, related to all programs granted to the Board of Directors and Statutory Executive Board, in accordance to pricing models of Binomial (traditional stock option plans) and Monte Carlo (restricted stock option plans).

5.

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13.3. Concerning the variable remuneration in the last 3 financial years and that expected for the current financial year for the Board of Directors, the statutory Executive Board and the Fiscal Council:

Year 2009	Board of Directors (1)	Statutory Executive Board	Total
Number of members (2)	6.00	5.00	11.00
Bonus
Minimum amount set under the remuneration plan	n.a.	0	0
Maximum amounts set under the remuneration plan (3)	n.a.	6.270.000.00	6.270.000.00
Value expected under the remuneration plan - targets having been reached (4)	n.a.	4.750.000.00	4.750.000.00
Effective recognized value (5)	n.a.	3.458.803.00	3.458.803.00
Participation on results
Minimum amount set under the remuneration plan	n.a.	n.a.	n.a.
Maximum amounts set under the remuneration plan	n.a.	n.a.	n.a.
Value expected under the remuneration plan - targets having been reached	n.a.	n.a.	n.a.
Effective recognized value	n.a.	n.a.	n.a.

Note:
1. The Board of Directors is not eligible for variable remuneration.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured monthly.
3. The value presented for maximum amounts set under remuneration plan take into consideration 132% of reach over bonus target value.
4. The value presented for value expected under the remuneration plan take into consideration 100% of reach over bonus target value.
5. Amounts effectively paid.

Year 2010	Board of Directors (1)	Fiscal Council(1)	Statutory Executive Board	Total
Number of members (2)	5.67	3.00	5.00	13.67
Bonus
Minimum amount set under the remuneration plan	n.a.	n.a.	0	0
Maximum amounts set under the remuneration plan (3)	n.a.	n.a.	6,930,000	6,930,000
Value expected under the remuneration plan - targets having been reached (4)	n.a.	n.a.	5,250,000	5,250,000
Effective recognized value (5)	n.a.	n.a.	2,796,388	2,796,388
Participation on results
Minimum amount set under the remuneration plan	n.a.	n.a.	n.a.	n.a.
Maximum amounts set under the remuneration plan	n.a.	n.a.	n.a.	n.a.
Value expected under the remuneration plan - targets having been reached	n.a.	n.a.	n.a.	n.a.
Effective recognized value	n.a.	n.a.	n.a.	n.a.

Note:
1. The Board of Directors and Fiscal Council are not eligible for variable remuneration.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured monthly.
3. The value presented for maximum amounts set under remuneration plan take into consideration 132% of reach over bonus target value.
4. The value presented for value expected under the remuneration plan take into consideration 100% of reach over bonus target value.
5. Amounts effectively paid.

Year 2011	Board of Directors (1)	Fiscal Council(1)	Statutory Executive Board	Total
Number of members (2)	8.00	3.00	5.92	16.92
Bonus
Minimum amount set under the remuneration plan	n.a	n.a	0	0
Maximum amounts set under the remuneration plan (3)	n.a.	n.a.	n.a	9,240,000
Value expected under the remuneration plan - targets having been reached (4)	n.a.	n.a.	7,000,000	7,000,000
Effective recognized value (5)	n.a.	n.a.	0	0
Participation on results
Minimum amount set under the remuneration plan	n.a.	n.a.	n.a.	n.a.
Maximum amounts set under the remuneration plan	n.a.	n.a.	n.a.	n.a.
Value expected under the remuneration plan - targets having been reached	n.a.	n.a.	n.a.	n.a.
Effective recognized value	n.a.	n.a.	n.a.	n.a.

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable remuneration.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured monthly.
3. After 2011, there is no maximum limit for reaching targets regarding payment of bonus.
4. The value presented for value expected under the remuneration plan take into consideration 100% of reach over bonus target value.
5. There were no bonus payments from results of 2011.

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Year 2012	Board of Directors (1)	Fiscal Council(1)	Statutory Executive Board	Total
Number of members (2)	9.00	3.75	7.00	19.75
Bonus
Minimum amount set under the remuneration plan (3)	n.a	n.a	0	0
Maximum amounts set under the remuneration plan (4)	n.a.	n.a.	n.a	n.a
Value expected under the remuneration plan - targets having been reached (5)	n.a.	n.a.	9,900,000	9,900,000
Participation on results
Minimum amount set under the remuneration plan	n.a.	n.a.	n.a.	n.a.
Maximum amounts set under the remuneration plan	n.a.	n.a.	n.a.	n.a.
Value expected under the remuneration plan - targets having been reached	n.a.	n.a.	n.a.	n.a.

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable remuneration.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured monthly.
3. The value presented for minimum amount set under the remuneration plan take into consideration 100% of reach over bonus target value.
4. After 2011, there is no maximum limit for reaching targets regarding payment of bonus.
5. The value presented for value expected under the remuneration plan take into consideration 100% of reach over bonus target value.

13.4. Concerning the remuneration plan based on shares for the Board of Directors and the statutory Executive Board, in force at the end of the financial year and envisaged for the current financial year:

a. General terms and conditions:

Within the scope of the Company Stock Option Plan, employees and managers (“beneficiaries”) are eligible to receive call options on ordinary shares issued by the Company. In principle, all managers and employees are eligible to participate in the call option plan, seeing that currently a number of persons, among the managers and employees, hold call options in the Company, taking all the option plans together.

The first option plan was approved at the Annual General Meeting held on April 30, 2002, ratifying the terms and conditions approved by the Board of Directors as a meeting held on April 3, 2000 (“Option Plan 2002”). There are no further plans for options to be granted under the Option Plan 2002, whose conditions are not applicable to the granting of options currently carried out by the Company.

At a General Shareholders Meeting on February 3, 2006 a second share option plan was approved (“Option Plan 2006”), and at a General Shareholders Meeting on June 18, 2008, a third option plan was approved for shares issued by the Company (“Option Plan 2008”).  Option Plan 2006 and Option Plan 2008 establish similar terms and conditions to each other, the most important difference being the possibility instituted by Option Plan 2008 of the granting of options in the form of Restricted Stock Options, as explained further on in this report.  Option Plan 2008 is applicable to options currently granted by the Company, the general conditions of which are described below.

The plan (thus considering Option Plan 2006 and Option Plan 2008, without distinction, except where otherwise indicated) is managed by the Board of Directors, which has wide-reaching powers in terms of its organization and option granting, observing the limits imposed by the Plan. The Board of Directors is responsible for the granting of options, establishing the specific terms and conditions applicable to each granting of A Options as part of option programs (“Programs”), in which may be defined: (i) the beneficiaries; (ii) the total number of shares in the Company that are the object of the options granted, and their division into lots; (iii) the exercise price; (iv) the lock-up period during which the option may not be exercised, the periods for the exercising A Options and the limits dates for the total or partial exercising of the option and on which the option rights expire; (v) restrictions on the availability of shares received by the exercising of the option; and (vi) targets related to the performance of the employees, managers or the Company. The Board of Directors may also opt to delegate its functions to a specific Committee. Currently, the Company does not have a Committee set up to run this Plan.

The beneficiaries covered by the options granted must sign a Contract for the Granting of Options with the Company (“Option Contracts”), by which the Beneficiaries have the option of buying lots of shares issued by the company, in accordance with the terms and conditions of the corresponding Plan and Program. The option contracts may include specific conditions applicable to a particular beneficiary.

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The general rule is that the option exercise price will be equivalent to the average trading value of the shares over 30 days of trading on BM&FBOVESPA S.A. (the stock exchange of Sao Paulo) prior to the option granting date (”market value”), with the possibility of applying monetary correction or interest to this figure, as decided by the Board of Directors for each program.  Option Plan 2008 introduced the possibility of the Board of Directors authorizing differentiated options to particular Beneficiaries (“B Options”) for the exercise price of R$0.01.  The exercising of B Options, if granted, will be always conditional and proportional to the previous exercising of the other options in Option Plan 2008 and authorized for each Beneficiary (“A Options”, whose exercise price will always be calculated in accordance with Market Value) and during the course of the lock-up period, of a minimum of 2 years counting from the date of the respective option granting date. Other conditions May be established for each Program (see item “h” below, description of programs with regard to appreciation targets).  With this, Option Plan 2008 introduced the possibility of the granting of options in a new format, known as “Restricted Stock Options”, under which B Options, inextricably linked to A Options, serve as an adjustment factor in the initial granting of A Options, so that the effective gain of the beneficiaries will depend on the performance by the Company over the medium and long term.

Under Option Plan 2006, 2 programs were approved, respectively at meetings of the Board of Directors on March 23, 2006 (“Program 2006”) and February 9, 2007 (“Program 2007”).

Under Option Plan 2008, 6 programs were approved, respectively at meetings of the Board of Directors on May 9, 2008 (“Program 2008”), and June 26, 2009 (“Program 2009”), December 17, 2009 (“Program II 2009”), August 4, 2010 (“Program 2010”), March 31, 2011 (“Program 2011”) and July 13, 2011, in which 2 Programs were approved (“Program II 2011” and “Council Program 2011”).  The Program 2008, Program 2009, Program 2010 and Program II 2011 were all divided into 2 grants,  with distinct conditions for each, described in the items below, where indicated.

All the Programs approved under Option Plan 2006, as well as the first option grant under Program 2008, the two option grants under Program 2009, the first option grant under Program 2010 and the first option grant under Program II 2011 were carried out in accordance with a conventional option grant model, which is to say, options were only granted whose exercise price corresponds to the Market Value of the Company's shares. This model was also used I the Board Program 2011, in which options were granted to the members of the Board of Directors. While the second granting of Program 2008, Program II 2009, the second granting of Program 2010, Program 2011 and the second granting of Program II 2011 followed the Restricted Stock Option model, so that each beneficiary received both A Options and B Options.

The options granted to the members of the statutory Executive Board under Program 2007 and under the first granting of Program 2008 were replaced in their entirety by options granted under Program 2009, through the signing of corresponding Contracts with the Company. In this way, no member of the statutory Executive Board is currently a beneficiary of Program 2007 or Program 2008. It should also be observed that no member of the statutory Executive Board is a beneficiary of Program 2010, approved on August 4, 2010, and Program 2011, approved on March 31, 2011. The members of the Board of Directors are only beneficiary of Board Program 2011.

Furthermore, as a result of the incorporation of the shares issued by Construtora Tenda S.A. by the Company, as approved at an Extraordinary General Meeting held on December 30, 2009, certain of options granted by Construtora Tenda S.A. were assumed by the Company, under the terms set at the meeting of the Board of Directors held on January 4, 2010. With this, the Board of Directors approved a further 3 Programs, these being Special Stock Option Program I, Special Stock Option Program II and Special Stock Option Program III (“Special Programs”). Each of the Special Programs has specific conditions which seeks to reconcile the conditions of the plan with the need to maintain an economic balance of the options granted to the beneficiaries of the corresponding programs of Construtora Tenda S.A., in such a way that their conditions reflects, in so far as is possible under the terms of the plan, the corresponding conditions previously applicable to the beneficiaries when they exercised their roles at Construtora Tenda S.A..  Special Program I and Special Program III carried out option grants which essentially reflect conventional option models.

While Special Program II carried out 2 grantings with partially distinct conditions, with both following the Restricted Stock Option model, which was also adopted by Construtora Tenda S.A. for certain of their option grants. The difference between these grants is due to the fact that certain Beneficiaries before being beneficiaries under the Tenda Plan, were beneficiaries of the Company itself, having exercised roles in the then subsidiary Fit Residencial Empreendimentos Ltda., which was incorporated by Tenda in 2008, resulting in the migration of these beneficiaries to the Tenda option plan.  So that the conditions of the options that had been granted to these beneficiaries under the Restricted Stock Option model could be preserved, and additional lot of B Options were granted to them when they migrated to the Tenda plan, with a lock-up period and reflecting the respective B Options to which each of them would have the right to exercise in the first company, and because they had previously exercised A Options granted by the Company.  With the incorporation of the shares of Construtora Tenda S.A. by the Company and the further migration as a result, the conditions applicable to the beneficiaries of Restricted Stock Options were incorporated in the second granting of Special Program II, which contains to Option B lots, with separate and distinct lock-up periods.

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It should also be observed that, as a result of the beneficiaries leaving Special Programs I and II, the options that were not exercised in accordance with the rules of the Plan and the decisions by the Board of Directors, became extinct.  This being the case, Special Programs I and II are no longer in force.

With regard to the exercise price of the options to be granted by the Special Programs, the criteria of Market Value will not be used for the traditional options or for A Options: in order to reflect the conditions previously applicable to beneficiaries of the programs of Construtora Tenda S.A. who switched to the Company, the exercise price will be used that was applicable under the corresponding program of Construtora Tenda S.A. (which reflected the market value of the shares in that company), adjusted for the swap ratio for the shares established for the incorporation of the shares in Construtora Tenda S.A. by the Company.

b. Principal objectives of the plan:

The Company's stock option plans have the aim of: (1) encouraging expansion and success in the development of its corporate objectives, permitting the beneficiaries to acquire shares, encouraging their integration into the Company; (2) attracting top level managers and employees to provide their services, offering them the additional advantage of becoming shareholders in the Company on potentially differentiated terms; and (3) aligning the interests of the top level managers and employees with the interests of the Company's shareholders.

c. The way in which the plan contributes to these objectives:

In providing the possibility of employees and managers becoming shareholders of the Company under potentially differentiated conditions, it is expected that they will have a strong incentive to effectively commit themselves to the creation of value and exercise their roles in a manner integrated with the interests of the Company's shareholders, corporate objectives and expansion plans, thus maximizing profit. The offering of stock A Options also encourages Beneficiaries, as a result of the commitment of their own funds, to seek immediate appreciation in the shares, without, however, compromising the growth and future appreciation of their shares, equally relevant in view of the grant model adopted. Furthermore, this type of model results in the sharing of the risks and gains of the Company, through the appreciation of the shares acquired under the stock option plan.

Additionally, the model adopted is expected to be an efficient mechanism for retaining managers and employees, basically because of the shared results of appreciation in the Company's shares.

d. How the plan is inserted into the Company's remuneration policy

The Company Plan currently in force builds in a policy of focusing the remuneration of top-level managers and employees in variable components, linked to the performance of the Company. In fact most of the remuneration is concentrated in incentives which aimed to share risks and results with the Company's main executives.  As explained in item 13.1 above, the option plans are directly linked to this alignment of interests.

e. How the plan outlines the interests of the managers with those of the Company over the short, medium and long term

The options granted realized on the basis of the plans have different mechanisms which permit the alignment of the interests of the managers over different time horizons.

Division into annual lots and the existence of lock-up differentiated lock-up periods (see item “h” below) means that the Beneficiaries commit themselves to the constant appreciation of the Company's shares over the short, medium and long term. The Beneficiary has the incentive, for the short term, of exercising A Options at prices that are lower in relation to market value, encouraging him constantly strive to achieve appreciation in the shares.

Additionally, the existence of periods during which the shares cannot be sold (lock-up periods) (see item “l” below), also modulate the incentives of the Beneficiary for a longer period: the shares that are subject to the exercising of A Options are only available for sale after this period, so that the Beneficiary will only see a gain in his shares if the Company's share value continues to appreciate up to the end of this period, when they may be sold.

In certain cases (item “h”), it is required that the Beneficiary earmarks a minimum amount of the value received by him in annual bonus to the exercising of options, or yet that acquires a minimum amount of options every year, under penalty of extinguishment of future options.  The Company believes that this requirement permits the alignment of interests both in the short as well as long term, because it involves the commitment of the Beneficiary's own funds to shares in the Company, which may only be sold after a given period of time.

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With regard to the Restricted Stock Option model, under which options granted to the beneficiaries are divided into A Options and B Options, a structure of distinct incentives is created to align the interests of the managers and employees with those of the Company. A Options, whose exercise price reflects Market Value, usually comprise one lot and are exercisable over a relatively short time horizon, generating a financial commitment by the Beneficiary over the short term. The corresponding shares are subject to a period of unavailability, modulating the alignment of interests over the medium-term.

The mechanism for the exercising of B Options, in turn, is way of adjusting the gain in which the Beneficiary can realize, depending on the Company's performance over a longer time horizon, thus aligning the interests of the Beneficiary over a longer period.  The exercising of B Options will be obligatorily: (i) subject to a minimum lock-up period of 2 years, with the possibility of being divided into annual lots; (ii) proportional to the number of A Options exercised, linking the short with the long term, while the possibility of exercising B Options will depend on the commitment shown by the Beneficiary in the exercising of A Options; and (iii) under the terms of the options granted up to now, subject to an adjustment in accordance with variation in the market value (“Appreciation ”) on the shares of the Company between the date of the program and the exercising of B Options, with dividends and interest-on-equity added per share (appreciation criteria - item “h” below). With this, it is expected that the Beneficiary will have an interest in generating a return and creating value, in such a way that the total gain for him will depend directly on the Company’s performance, and therefore the gain obtained by its shareholders: B Options, necessarily linked to A Options, represent an adjustment mechanism, whereby the total number of shares which can be acquired by the Beneficiary will be adjusted in the future, the better the Company's performance over the long term, the higher the figure.

f. Maximum number of shares covered

The maximum quantity of shares that maybe subject to the granting of options, taken together for all the Company's plans, is equivalent to 5% of the paid-up capital, already taking into account the effect of dilution as a result of the exercising of all the options. On the date of this Reference Form, this amount corresponds to 21,634,978 ordinary shares issued by the Company.

g. Maximum number of options that will be granted

Each option guarantees the beneficiary of the right to acquire one ordinary share in the Company. This being the case, the quantity of options granted is linked to the limits of dilution described in item “f” above. On the date of this Reference Form, this amount corresponded to 16,753,942 options.

h. Conditions for the acquisition of shares

As a general rule, the options granted under the conventional granting model, as well as A Options granted under the Restricted Stock Option model, must be acquired at an exercise price equivalent to Market Value, with this price being subject to monetary correction and interest, as stipulated by the Board of Directors for each Program. For the Special Programs, due to the absorption of the options granted by Construtora Tenda S.A. before the incorporation of its shares by the Company, however, the exercise price is equivalent to the exercise price previously applicable to Construtora Tenda S.A. (which would reflect the market value of the shares issued by that company), duly adjusted in accordance with the share swap ratio established in the Protocol and Justification for the Incorporation of the Shares of Construtora Tenda S.A. by the Company.

B Options, when granted, may always be acquired at an exercise price of R$0.01, and because they are options that represents an adjustment factor applied to the total benefit which can eventually be received by the Beneficiary, the following conditions apply: (i) a minimum lock-up period of two years must be observed; (ii) the exercising of B Options are conditional on the number of A Options previously exercised; and (iii) the number of B Options exercisable is adjusted in accordance with the variation in the Market Value of the Company, in addition to the dividends and interest-on-equity paid, between the date of the program and the date of the exercising of B Options (“Appreciation”). In the Programs approved under the Restricted Stock Option model up to the present day, with the exception Special Program II, B Options were granted with an adjustment factor in the proportion of 2 B Options for every A Option , in the case of key employees of the Company, and in the proportion of 3 B Options for each A Option, in the case of the Company Directors. These adjustment proportions will be reduced to 1.5 and 2.5, respectively if the Appreciation should be less than 10%, being applied in full if the Appreciation is over 20%, and proportionally if the Appreciation is between 10% and 20%.

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A number of B Options to be received by the former beneficiaries of Restricted Stock Options of Construtora Tenda S.A. take into account the A Options already exercised by them previously, and the corresponding terms of the Option Contract celebrated with the Company, it being ensured that after the application of this adjustment factor and the application of the share swap ratio as part of the Share Incorporation, each beneficiary will receive a maximum of 3 B Options for each A Option  in the first option grant; and with regard to the second grant, in which B Options will be divided into 2 lots, a maximum of  1.44 B Options for each A Option in the first lot, and a maximum of 3 B Options for each A Option in the second lot. These quotients will vary in accordance with the Appreciation obtained, in the same proportion as mentioned above, depending on whether the benefit is a director or a key employee.

In Program 2006, the options for each beneficiary were initially divided into 7 annual lots, each one respectively exercisable from March 1, 2007, and on the subsequent anniversaries of this date. Also, the Beneficiary is obliged to earmark a minimum percentage of the value received in annual bonus in the exercising of options, independent of the Program through which they were granted, with failure to do so meaning the loss to the right to exercise all the options in subsequent lots.  This percentage, initially 70% of the bonus, was reduced to 50% as a consequence of a decision by the Board of Directors, at a meeting held on August 4, 2010, to make the options more attractive, and thus encourage the commitment of the Beneficiaries to exercise them.

In Program 2007, the options of each Beneficiary were divided into 5 equal annual lots, each one of these exercisable respectively from March 1, 2008, and on subsequent anniversaries of this date.  Also, the Beneficiary is obliged to earmark at least 70% of the value received by him in annual bonus to the exercising of options, independently of the Program under which the options were granted, with failure to do so meaning the loss of the right to exercise or the options in subsequent periods.

In the first granting of Program 2008, the options for each Beneficiary are divided into 5 equal annual lots, with the first lot exercisable from April 1, 2009, and on subsequent anniversaries of this date.  Also, the beneficiary is obliged to earmark at least 70% of the value received in annual bonus by him in the exercising of options, independently of what program the options were granted under, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

In the second option grant of Program 2008, A Options are the object of one lot, which could be exercised up to June 8, 2008; after this date, A Options not exercised, expired. The Beneficiary is obliged to earmark at least 25% of the value in annual bonus received by him to the exercising of options.  The B Options only become exercisable from May 9, 2011, when they can be exercised for a period of 30 days, if all the conditions described above are met.

In Program 2009, depending on the grant  which they belong to, the options of each Beneficiary were initially divided into 4 or 5 annual lots, each of them exercisable from June 26, 2011, for June 26, 2010, and on the subsequent anniversaries of these dates.  At a meeting on August 4, 2010, the Board of Directors decided to regroup these options, respectively, into 3 or 4 annual lots, observing the initial lock-up periods. The Beneficiary is obliged to earmark a minimum percentage of the amount received by him in annual bonus to the exercising of options, independently of the Program under which they are granted, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.  This percentage, initially 70% of the bonus, was reduced to 50% of that amount as a result of a decision by the Board of Directors, at a meeting on August 4, 2010, with the aim of making the options more attractive, and encouraging the Beneficiary to exercise them.

In Program II 2009, A Options par exercisable between April 1, 2010 and June 30, 2010, after which they become extinct.  B Options are divided into 3 annual lots, each of which is exercisable respectively from December 17, 2011, and on subsequent anniversaries of this date, for a period of 30 days.  B Options are also subject to the conditions described above.

In the first granting in Program 2010, the options of each Beneficiary are divided into 5 equal annual lots, the first lot being exercisable from May 5, 2011, and the others being exercisable on the subsequent anniversaries of this date.  Also the beneficiary is obliged to earmark at least 50% of the value received by him in annual bonus in the exercising of options, independently of the program under which the options were granted, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

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In the second granting of Program 2010, A Options are exercisable between August 4, 2010 and September 30, 2010, after which they become extinct.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct.  The exercising of B Options is also subject to the conditions described above.

For the Special Programs I and III, structured in accordance with the conventional option grant model, the options for each Beneficiary are divided into 5 equal annual lots, with the first lot exercisable, respectively, from April 1, 2010 and September 1, 2010, and on the subsequent anniversaries of these dates.  Also the Beneficiary is obliged to earmark at least 70% of the value received by him in annual bonus to the exercising of options, independently of under which program the options were granted, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

Special Program II, as already mentioned, held 2 grants  under different conditions, both, however, being in accordance with the Restricted Stock Option model.  In the first grant  of Special Program II, A Options are the object of one lot, with an exercise period up to April 30, 2010.  After this date, A Options not exercised became extinct.  B Options only become exercisable from May 11, 2012, when they can be exercised for a period of 30 days, provided the conditions described above have been fulfilled.

In the second grant  of Special Program II, A Options are the object of one lot, with an exercise period up to April 30, 2010; after this date Options not exercised became extinct.  B Options are divided into 2 lots, exercisable respectively from May 11, 2011 and May 11, 2012, always for a period of 30 days, after which the options expire, and also observing the conditions described above.

In Program 2011, A Options are exercisable between April 01, 2011 and June 01, 2011, after which they become extinct. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct.  The exercising of B Options is also subject to the conditions described above.

In Council Program 2011, the options for each Beneficiary are divided into 3 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date.  Also, the beneficiary is obliged to earmark at least 20% of the shares available in the exercisable lot, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

In the first granting of Program II 2011, the options for each Beneficiary are divided into 4 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date.  Also, the beneficiary is obliged to earmark at least 50% of the value received in annual bonus by him in the exercising of options, independently of what program the options were granted under, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

In Program II 2010, A Options are exercisable between April 13, 2011 and August 12, 2011, after which they become extinct.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct.  The exercising of B Options is also subject to the conditions described above.

i. Criteria for the fixing purchase or exercise price

As a general rule, the exercise price of the options must be equivalent to the average price of the Company's shares over the last 30 trading days on BM&FBOVESPA S.A. Sao Paulo stock exchange (“Market Value”), and which may have monetary correction applied based on the variation in price indices to be determined by the Board of Directors, as well as interest added, in accordance with the determinations of the Board of Directors for each Program. This price is deducted from dividends and interest-on-equity paid per share of the Company from the date the A Options are granted to their effective exercise date.

It is understood that the setting of the exercise price to market value is necessary to better align the interests of the Beneficiaries in generating value for the Company's shareholders: gains on the B Options being obtained to the extent that the Company's shares appreciate in the market.  The possibility of interest being added exists because the exercise price represents a minimum rate of return, so that the Beneficiaries receive a gain only in the case of the shares guaranteeing a minimum return, at the criteria of the Board of Directors.

Observe that the exercise price of the conventional options is subject to monetary correction, generally by the IGP-M index, and also the addition of interest, usually 3% to 6% per year. With the objective of making the exercising of the options more attractive to retain executives over the long term, the Board of Directors decided on August 4, 2010, that he terms of monetary correction and interest added for the Programs would be applied up to May 6, 2010.

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The deduction of interest-on-equity and dividends is a way of guaranteeing that the Beneficiaries participate in the results obtained by the Company during the period, seeing that they have already been granted options, but have not yet become shareholders, because of the design of the particular program (lock-up periods). On the other hand, it ensures that the results will only be received by the Beneficiary if he remains of the Company and exercises his options, becoming an effective shareholder.

B Options granted under the Restricted Stock Option model may be exercised at the price of R$0.01, but are mandatorily linked to A Options. The exercise price is justified in so far that the B Options act an adjustment factor in the number of shares that the Beneficiary will have the right to acquire over the long term (and consequently the possible total capital gain that he will receive).  And this necessarily depends on the initial disbursement referring to the A Options, adjusted in accordance with the performance of the Company, and therefore in accordance with the gains provided to its shareholders.

Exceptionally for the Special Programs, the exercise price was fixed as a function of the exercise price previously established for the corresponding Beneficiaries in accordance with the respective program of Construtora Tenda S.A., and the swap ratio set for the incorporating of the shares of Construtora Tenda S.A. by the Company. It should be pointed out that the exercise price previously applicable under the plan of Construtora Tenda S.A. reflected the market value of the shares of that company, having been adjusted with the object of maintaining the economic characteristics previously applicable to the corresponding Beneficiaries.

j. Criteria for the fixing of the option exercise period

Under Program 2006, Program 2007, the 1st options granted in Program 2008, the 1st options granted in Program 2010, Special Program I and Special Program III, the options for each Beneficiary are divided into 5 equal annual lots, each one of these being respectively exercisable from a particular date (March 1, 2007 for Program 2006; March 1, 2008 for Program 2007; April 1, 2009 for the 1st options granted under Program 2008; May 5, 2011 for the 1st options granted under Program 2010; April 1, 2010 for Special Program I; and September 1, for Special Program III) and on the subsequent anniversaries of this date. The division of the options into lots meets the objectives of tying the Beneficiary to the company, and aligning short, medium and long-term interests. The options in each annual lot may be exercised within a period of 10 years from the moment they become exercisable, this period being reduced to 3 years if the Beneficiary does not use the obligatory tranche destined from his annual bonus. The period of 10 years signifies an opportunity for the Beneficiary to have longer time interval in which to choose the most appropriate moment to commit his funds, offering in counterparty the effective commitment of his bonus.

For the second set of options granted under Program 2008, the A Options were put together in one lot, with an exercise period of 30 days, running to June 8, 2008; after this date, A Options not exercised expired. This time limit was established as a way of tying in the Beneficiary and demonstrating commitment to the Company.  The B Options only become exercisable on May 9, 2011, and only in proportion that the Beneficiary has previously exercised his A options, these being exercisable within a period of 30 days, in accordance with the methodology described in item “h” above. The existence of a longer lock-up period for the B Options is justified because of the period necessary to verify the Company's performance over the long term, which necessarily results in an adjustment in the number of B Options exercisable, and therefore in the adjustment of the total number of shares that the Beneficiary will be entitled to over that time horizon. With respect to the exercise period of 30 days for the B Options, it is believed that this period is reasonable seeing that the exercising of the options has already been planned by the Beneficiary, representing the end of the program in question.

Under Program 2009, depending on the option grant to which they belong, the options of each Beneficiary were initially divided into 4 or 5 annual lots, each being exercisable, respectively, from June 26, 2011 or June 26, 2010, and on the subsequent anniversaries of these dates. These options were respectively regrouped into the annual lots of 3 and 4 in accordance with a decision by the Board of Directors on August 4, 2010. The division of the options into lots meets the objective of tying in the Beneficiary and aligning short, medium and long-term interests, as already stated. The options in each annual lot may be exercised within a period of 10 years from the time the B Options become exercisable, with this period being reduced to 3 years if the beneficiary does not use the obligatory tranche of his bonus.

While in the case of Program II 2009, the A Options may be exercised between April 1, 2010 and June 30, 2010, after which they become extinct. As mentioned above, this time limit has been established to tie in the Beneficiary and demonstrate his commitment to the Company.  The B Options are divided into 3 annual lots, each one of these exercisable, respectively, from December 17, 2011, and on subsequent anniversaries of this date, being exercisable for period of 30 days after which they become extinct, and only in the proportion that the beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above in relation to the second series of options granted under Program 2008.

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With regard to the second set of options granted under Program 2010, the A Options may be exercised between August 4, 2010 and September 30, 2010, after which they become extinct. As mentioned above, this time has been established as a way of tying in the Beneficiary and demonstrating his commitment to the Company.  The B Options are divided into 3 annual lots, each one of which are exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, exercisable for a period of 30 days after which they become extinct, and only in the proportion that the beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Option are fixed observing the same criteria and fundamentals described above with regard to the 2nd set of options granted under Program 2008.

Under Special Program II, the A Options are the object of one lot, which for both grants, can be exercised up to April 30, 2010; after this date A Options not exercised expire. This time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. The case of the first option grant, B Options only become exercisable on May 11, 2012, and can be exercised within a period of 30 days, and only in proportion that the Beneficiary has previously exercised his A Options. The existence of a longer lock-up period and an exercise period of only 30 days for the B Options is justified for the reasons already cited above for the second set of options granted under Program 2008.  While in the case of the second grant, the B Options will be divided into 2 annual lots, exercisable and only in the proportion to which the beneficiary has previously exercised his A Options, always during a 30 day period, respectively from May 11, 2011, and May 11, 2012, dates which represents lock-up periods of 2 and 3 years, if we consider the date when the options were granted at Construtora Tenda S.A., before their switchover to the Company. The existence of a longer lock-up period and an exercise period of only 30 days for the B Options is justified by the reasons already outlined above for the second set of options granted under Program 2008, there being the existence of an additional lot of B Options with a relatively shorter lock-up period, justified by the previous migration from the plan for the Beneficiaries subject to the second grant under Special Program II, as explained in item “a” above.

In Program 2011, A Options are exercisable between April 01, 2011 and June 01, 2011, after which they become extinct. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above with regard to second granting of Program 2008.

Under the first granting of Program II 2011, the options for each Beneficiary are divided into 4 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date. The division of the options into lots meets the objective of tying in the Beneficiary and aligning short, medium and long-term interests. The options in each annual lot may be exercised within a period of 10 years from the time they become exercisable, with this period being reduced to 3 years if the Beneficiary does not use the obligatory tranche of his bonus. The period of 10 years signifies an opportunity for the Beneficiary to have longer time interval in which to choose the most appropriate moment to commit his funds, offering in counterparty the effective commitment of his bonus.

Under the second granting of Program II 2011, the A Options may be exercised between July 13, 2011 and August 12, 2011, after which they become extinct. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above with regard to Program 2008.

Under Board Program 2011, the options for each Beneficiary are divided into 3 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date. The division of the options into lots meets the objective of tying in the Beneficiary and aligning short, medium and long-term interests. The options in each annual lot may be exercised within a period of 10 years from the time they become exercisable, with this period being reduced to 3 years if the Beneficiary does not exercise at least 20% of the shares contained in the lot available for the exercising. The period of 10 years signifies an opportunity for the Beneficiary to have longer time interval in which to choose the most appropriate moment to commit his funds.

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k. Method of settlement

In general, the shares corresponding to the options exercised by the Beneficiaries are issued, while the corresponding capital increase, always within the authorized capital limit, is ratified by the Board of Directors. The Company also uses the shares held in treasury to supply shares for options exercised.

Under the programs approved up to the date of this Reference Form, the general rule is that the exercise price be paid in cash, at the time of the subscription or purchase of the corresponding shares. However, with regard to options exercised in the second granting  of Program 2010, the Beneficiary is only obliged to pay 10% of the option exercise price in cash, having up to August 3, 2011 to settle the remaining 90%.

For the Program 2011, the following mechanics for payment was applied: (i) in 2 tranches, being (a) the first one paid cash, at the moment of the subscription or purchase of the shares resulting from the exercise of the option, upon the allocation of 70% (seventy percent) of the tranche of the annual gratification received by the beneficiary as bonus or profit-sharing attributed by the Company , net of income tax and other charges levied; and (b) the second one, equivalent to the balance, if existing after the payment of the first tranche, paid until June 01, 2012; or (ii) in 2 equal tranches, each one equivalent to 50% of the total amount of the Exercise Price, being (a) the first one paid cash, at the moment of the subscription or purchase of the shares resulting from the exercise of the option; and (b) the second one paid until June 02, 2012.

l. Restrictions on the transfer of shares

At the meeting of the Board of Director held on July 13, 2011, all the restrictions to share transfer were eliminated as a consequence of the grant of stock options under convencional model. Thus, all shares acquired by the Beneficiaries of the Plan, within the ambit of Program 2006, Program 2009, Granting 1 and Program 2010 will be free and clear for the transfer at any time. It is important to notice that the remaining grants under convencional model, such as first granting of Program I 2011 and Board Program 2011, the options were granted with no restrictions to the shares of the current exercise.

In case of options granted under the model Restricted Stock Options, the A Options are subject to lock-up. The second granting of Program 2008 and Special Program II have a lock-up term of 2 years, counted from the day of subscription or acquisition of the shares. In Program II 2009, the shares subscribed or acquired as a result of exercising the A Options could not be alienated by the beneficiary until December 17, 2010 (1 year counted from the day of Program II 2009), notwithstanding the date of acquisition. In the second granting of Program 2010, Program 2011 and second granting of Program II 2011, the rule is similar: the lock-up period for the shares of A Option is of 1 year counted from the date of the respective Program (respectively: August 4, 2011, April 1, 2012 and July 13, 2012), notwithstanding the date of acquisition of the shares.

The shares subscribed or acquired as a result of the exercising of the B Options are not subject to any lock-up date.

m. Criteria and events which, when they occur, would result in the suspension, alteration or extinction of the option plan

The Option Plans for 2008 and 2006 may be altered or made extinct by the Board of Directors. Notwithstanding the powers of the Board of Directors, no decision may alter: (i) the limit of the number of shares which are the object of the plan; and (ii) the rights and obligations acquired by the beneficiary, related to any existing options granted under Option Plans 2008 and 2006.

Additionally, in the case of the dissolving, transformation, incorporation, merger, demerger or reorganization of the Company, under which the Company does not remain as an entity, or if it does remain as an entity, no longer has its shares traded on the stock exchange, the options may be transferred to the company of succession, or have their lock-up periods brought forward for exercising during a given period.

n. Effects of a manager leaving the governing bodies of the Company on his rights under the share-based remuneration plan

Under the terms of Option Plans 2008 and 2006, if a Beneficiary leaves the Company this will have the following effects on the options granted to him, depending on his reason for leaving: (i) if there is just cause for his dismissal, all the options not exercise will become extinct; (ii) if there is no just cause for dismissal, or if the employee resigns voluntarily or opts to take retirement, the options already exercisable may be exercised within a period of 30 days, with the other options becoming extinct; (iii) in the case of the death or permanent disablement of the Beneficiary, all the options may be exercised by the Beneficiary or his successors within a period of 180 days. In all these cases, except for death or permanent disability, the restrictions on the transfer of shares to which they apply will remain in force.

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The Board of Directors has the power to determine the treatment to be given to B Options granted to the Beneficiary under Option Plan 2008, in the event of leaving at the behest of the Company, provided there is no just cause for dismissal. Under the Programs approved under the Restricted Stock Option model, the Board of Directors has established rules for the advance exercising of the B Options, in proportion to the period in which the Beneficiary remained in the carrying out of his functions at the Company and observing the other conditions for the exercising of the B Options contained in Option Plan 2008 and the respective Programs.

Also, on August 4, 2010, the Board of Directors decided to establish the possibility of bringing forward the lock-up period date for all the options that had been granted to members of the statutory Executive Board (but not any other beneficiary of the plan), for an exercise period of 180 days, whenever the corresponding director is dismissed, without any just cause, for a period of 1 year counting from the relevant “corporate events”. Such corporate events are as follows: (i) operations involving corporate reorganization of the Company in which its shareholders’ equity comes to represent less than 50% of the shareholders’ equity of the resulting company; (ii) the acquisition, by any person or group, of a stake equivalent to 30% or more of the Company's paid-up capital; (iii) the obligatory public offering of shares of the Company, under the terms of Brazilian Corporation Law or the regulations of Novo Mercado; and (iv) a voluntary public offering for the purchase of shares in the Company which results in the acquisition of the majority of its paid-up capital. With this, it is expected that the members of the statutory Executive Board will not be unduly prejudiced by virtue of the occurrence of a relevant corporate operation, preventing the options from being lost as a result of the operations which could imply a change in control of the Company. Thus, with continuing expectations for the future exercising of the options, the alignment of the interests of the Beneficiaries is maintained, while retaining the best talent.

In meeting held on July 13, 2011, the Board of Directors deliberated to extent this possibility to any options granted ot to be granted, to Executive Directors and members of Board of Directors of the Company and its wholly-owned subsidiary Construtora Tenda S.A.

The possibility of bringing forward the lock-up date for options, referred to in the paragraph above, is also applicable in the event of the Company being dissolved.

13.5. Shares or quotas directly or indirectly held, in Brazil or in other countries, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, by members of the Board of Directors, or the statutory executive board, or the Fiscal Council, grouped by body, on the date of the ending of the last financial year:

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Shares Issued by the Company (1)(2)

	12.30.2011
	Ordinary shares		Total shares

Board of Directors	1,281,546	0.30%	1,281,546	0.30%
Fiscal Council	0	0.00%	0	0.00%
Executive Board	1,164,394	0.27%	1,164,394	0.27%

Total shares	432,699,559	100%	432,699,559	100%
	12.31.2010
	Ordinary shares		Total shares

Board of Directors	3,033,493	0.74%	3,033,493	0.74%
Fiscal Council	0	0.00%	0	0.00%
Executive Board	2,380,076	0.55%	2,380,076	0.55%

Total shares	431,515,375	100.00%	431,515,375	100.00%

	12.31.2009
	Ordinary shares		Total shares

Board of Directors	86,616	0.05%	86,616	0.05%
Fiscal Council	0	0.00%	0	0.00%
Executive Board	1,389,796	0.83%	1,389,796	0.83%

Total shares	167,077,137	100.00%	167,077,137	100.00%

(1) All the shares are held directly.
(2) Possible discrepancies identified under this item compared to the consolidated form referring to Art. 11 of CVM Instruction no. 358/02, dated September 30, 2009, as filed with the IPE system, are because of the fact that two new members of the Board of Directors of the company were elected at an Extraordinary General Meeting held on October 14, 2010.

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13.6. Concerning the remuneration based on shares recognised in the results in the last 3 financial years and expected for the current financial year, for the Board of Directors and statutory Executive Board:

Financial Year 2009	Board of Directors (1)	Statutory Executive Board
Plans		2000	2001	2002	2006	2006	2007 (5)	2009
b) Number of Members	6	2 to 5	3 to 5	4 to 5	4 to 5	1 to 5	n.a.	5
c) In relation to each granting of call options
Date of granting	n.a.	4/26/2000 (1)	4/20/2001 (2)	4/30/2002 (3)	3/31/2006	2/3/2006	n.a.	6/26/2009
Quantity of options granted	n.a.	1,050,000	735,000	240,000	840,014	1,500,000	n,a,	2,700,000
Length of time before B Options become exercisable	n.a.	10% at the moment of signing the contract and 18% every year	10% at the moment of signing the contract and 18% every year	10% at the moment of signing the contract and 18% every year	5 years (14.28% or 28.58% each year)	5 years (14.28% or 28.58% each year)	n.a.	4 years (25% each year) or 4 years (after 2 years, 20% and 40% of the subsequent years)
Time limit for the exercising of options	n.a.	10 years	10 years	10 years	10 years	10 years	n.a.	10 years
Time limit on the restrictions for the transfer of shares	n.a.	None	None	None	1 year	1 year (7)	n.a.	1 year (7)
Average weighted price for the exercising of each group of options
-open at the beginning of the financial year (2)	n.a.	R$7.40	R$7.40	R$12.68	R$25.65	R$6.83	n.a.	0
-lost during the financial year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0
-exercised during the financial year	n.a.	R$7.39	R$7.39	R$12.80	R$25.96	R$6.75	n.a.	0
-expired during the financial year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0
d) Fair value of options on the date of granting	n.a.	R$5.50 (2)	R$5.50 (3)	R$9.24 (4)	R$18.50	R$5.01	n.a.	R$17.06
e) Potential dilution in the event of all the options granted being exercised (6)	n.a.	0.6%	0.4%	0.1%	0.5%	0.9%	n.a.	1.9%

Note: amounts do not reflect the adjustments as a result of the share split approved at an EGM on 02.22.2010

(1) The Board of Directors does not have share option plans

(2) Addendum of February 24, 2006

(3) Addendum of February 24, 2006

(4) Addendum of February 24, 2006

(5) Plan substituted by Plan 2009

(6) Dilution based on the total number of shares as at 12/31/2009

(7) With respect to the lot of options exercisable from 2010, the restriction period will not be applicable, provided that the Beneficiary remains at the Company for a period of 1 year counting from the date of the exercising of the corresponding options.

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Financial Year 2010	Board of Directors (1)	Statutory Executive Board
Plans		2001	2002	2006	2006	2007 (5)	2009
b) Number of Members	5.67	3 to 5	4 to 5	4 to 5	1 to 5	n.a.	5
c) In relation to each granting of call options
Date of granting	n.a.	4/20/2001 (2)	4/30/2002 (3)	3/31/2006	2/3/2006	n.a.	6/26/2009
Quantity of options granted	n.a.	1,470,000	480,000	1,680,028	3,000,000	n.a.	5,400,000
Length of time before B Options become exercisable	n.a.	10% at the moment of signing the contract and 18% every year	10% at the moment of signing the contract and 18% every year	5 years (14.28% or 28.58% each year)	5 years (14.28% or 28.58% each year)	n.a.	4 years (25% each year) or 4 years (after 2 years, 20% and 40% of the subsequent years)
Time limit for the exercising of options	n.a.	10 years	10 years	10 years	10 years	n.a.	10 years
Time limit on the restrictions for the transfer of shares	n.a.	None	None	1 year	1 year	n.a.	1 year
Average weighted price for the exercising of each group of options
-open at the beginning of the financial year (2)	n.a.	R$3.64	R$6.31	R$12.87	R$3.36	n.a.	R$8.34
-lost during the financial year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
-exercised during the financial year	n.a.	R$4.07	R$6.60	R$13.49	R$3.51	n.a.	R$8.74
-expired during the financial year	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
d) Fair value of options on the date of granting	n.a.	R$2.75 (2)	R$4.62 (3)	R$9.25	R$2.51	n.a.	R$8.53
e) Potential dilution in the event of all the options granted being exercised (6)	n.a.	0.34%	0.11%	0.39%	0.70%	n.a.	1.26%

Note: amounts do not reflect the adjustments as a result of the share split approved at an EGM on 02.22.2010

(1) The Board of Directors does not have share option plans

(2) Addendum of February 24, 2006

(3) Addendum of February 24, 2006

(4) Addendum of February 24, 2006

(5) Plan substituted by Plan 2009

(6) Dilution based on the total number of shares as at 12/31/2010

•         OBS.: The Program 2010, approved on August 4, 2010, does not make provision for any options to be granted to the Board of Directors or Statutory Executive Board.

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Financial Year 2011	Board of Directors (1)	Statutory Executive Board
Plans	2011	2001	2002	2006	2006	2007 (5)	2009	2011
b) Number of Members	8.00	3 to 5	4 to 5	4 to 5	1 to 5	n.a.	5	5.92
c) In relation to each granting of call options
Date of granting	7/13/2011	4/20/2001 (2)	4/30/2002 (3)	3/31/2006	2/3/2006	n.a.	6/26/2009	7/13/2011
Quantity of options granted	800,000	1,470,000	480,000	1,680,028	3,000,000	n.a.	5,400,000	7,340,000 (Conventional Program); and 1,610,000 (Restricted Program)
Length of time before B Options become exercisable	3 years (33%, 33% e 34%)	10% at the moment of signing the contract and 18% every year	10% at the moment of signing the contract and 18% every year	5 years (14.28% or 28.58% each year)	5 years (14.28% or 28.58% each year)	n.a.	4 years (25% each year) or 4 years (after 2 years, 20% and 40% of the subsequent years)	4 years (25% each year –Conventional Program); and 4 years (0%, 30%, 30% e 40% shares B Type –Restricted Program)
Time limit for the exercising of options	10 years	10 years	10 years	10 years	10 years	n.a.	10 years	10 years (Conventional Program) and 30 days (Restricted Program – Shares B Type)
Time limit on the restrictions for the transfer of shares	None	None	None	None’	None	None	None	None (Conventional Program)and 1 year (Restricted – share A type – None for shares B type)
Average weighted price for the exercising of each group of options
-open at the beginning of the financial year (2)	R$7.71	R$3.47	R$6.26	R$13.14	R$3.39	n.a.	R$8.39	R$7.71 (Conventional and Restricted Type A shares Program) R$0,01 (Restricted type B shares Program)
-lost during the financial year	n.a	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a
-exercised during the financial year	n.a	n.a	n.a	n.a	R$3.39	n.a.	n.a	R$7.71
-expired during the financial year	n.a	n.a.	n.a.	R$13.14	R$3.39	n.a.	R$8.39	n.a
d) Fair value of options on the date of granting	R$7.71	R$2.75 (2)	R$4.62 (3)	R$9.25	R$2.51	n.a.	R$8.53	R$7.71 (Conventional and Restricted Type A shares Program) R$0,01 (Restricted type B shares Program)
e) Potential dilution in the event of all the options granted being exercised (6)	0.18%	0.34%	0.11%	0.39%	0.69%	n.a.	1.25%	2.07%

Note: amounts do not reflect the adjustments as a result of the share split approved at an EGM on 02.22.2010

(1) The Board of Directors had its first stock does not have share option plan on July 13, 2011

(2) Addendum of February 24, 2006

(3) Addendum of February 24, 2006

(4) Addendum of February 24, 2006

(5) Plan substituted by Plan 2009

(6) Dilution based on the total number of shares as at 12/31/2010

Obs: In 2010 there was no grant of new programs to Statutory Executive Board or Board of Directors

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Financial Year 2012 - Forecast	Board of Directors (1)	Statutory Executive Board
Plans	2011	2001	2002	2006	2006	2007 (4)	2009	2011
b) Number of Members	9.00	3 to 5	4 to 5	4 to 5	1 to 5	n.a.	5	7.00
c) In relation to each granting of call options								-
Date of granting	7/13/2011	4/20/2001 (2)	4/30/2002 (3)	3/31/2006	2/3/2006	n.a.	6/26/2009	7/13/2011
Quantity of options granted	800,000	1,470,000	480,000	1,680,028	3,000,000	n.a.	5,400,000	7,340,000 (Conventional Program); and 1,610,000 (Restricted Program)
Length of time before B Options become exercisable	3 years (33%, 33% e 34%)	10% at the moment of signing the contract and 18% every year	10% at the moment of signing the contract and 18% every year	5 years (14.28% or 28.58% each year)	5 years (14.28% or 28.58% each year)	n.a.	4 years (25% each year) or 4 years (after 2 years, 20% and 40% of the subsequent years)	4 years (25% each year –Conventional Program); and 4 years (0%, 30%, 30% e 40% shares B Type –Restricted Program)
Time limit for the exercising of options	10 years	10 years	10 years	10 years	10 years	n.a.	10 years	10 years (Conventional Program) and 30 days (Restricted Program – Shares B Type)
Time limit on the restrictions for the transfer of shares	None	None	None	None’	None	None	None	None (Conventional Program)and 1 year (Restricted – share A type – None for shares B type)
Average weighted price for the exercising of each group of options
-open at the beginning of the financial year (3)	R$7.71	R$3.47	R$6.26	R$13.14	R$3.39	n.a.	R$8.39	R$7.71 (Conventional and Restricted Type A shares Program) R$0,01 (Restricted type B shares Program)
-lost during the financial year	n.a	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a
-exercised during the financial year	R$7.71	n.a	n.a	n.a	R$3.39	n.a.	R$8.39	R$7.71
-expired during the financial year	n.a	n.a.	n.a.	n.a	n.a	n.a.	n.a	n.a
d) Fair value of options on the date of granting	R$7.71	R$2.75 (2)	R$4.62 (3)	R$9.25	R$2.51	n.a.	R$8.53	R$7.71 (Conventional and Restricted Type A shares Program) R$0,01 (Restricted type B shares Program)
e) Potential dilution in the event of all the options granted being exercised (5)	0.18%	0.34%	0.11%	0.39%	0.69%	n.a.	1.25%	2.07%

Note: amounts do not reflect the adjustments as a result of the share split approved at an EGM on 02.22.2010

(1) The Board of Directors had its first stock does not have share option plan on July 13, 2011

(2) Addendum of February 24, 2006

(3) Addendum of February 24, 2006

(4) Addendum of February 24, 2006

(5) Plan substituted by Plan 2009

(6) Dilution based on the total number of shares as at 12/31/2010

Obs: In 2010 there was no grant of new programs to Statutory Executive Board or Board of Directors

13.7. Information with regard to options open held by the Board of Directors and the Statutory Executive Board at the end of the last financial year:

Financial Year 2011	Board of Directors (1)	Statutory Executive Board
Plans	2011	2002	2006	2006	2009	2011
b) Number of members	8.00	4 to 5	4 to 5	1 to 5	6	5.92
c) Options still unexercised
i) Number of shares	800,000	n.a.	n.a	n.a	1,550,000	7,340,000 (Conventional Program); and 1,207,000 (Restricted Program – B Type)
ii) Date in which they will become exercisable	7/13/2012 (25% of total volum of options granted)	n.a.	n.a	n.a	775,000 in 06/26/2012 775,000 em 06/26/2013	7/13/2012 (25% of total volum of options granted – Conventional Program); and 7/13/2013 (Restricted Program – B Type – 30% of total volum of options granted)
iii) Maximum time limit for the exercising of options	10 years	n.a.	n.a	n.a	10 years	10 years (Conventional Program); and 30 days (Restricted Program –B Type)
iv) Time limit on the restriction to the share transfer	None	n.a.	None	None	None	None
v) Average weighted price for the exercising	R$7.71	n.a.	n.a.	n.a.	R$8.39	R$7.71 (Conventional Program) and R$0,01 (Restricted type B Program)
vi) Fair value of the options on the last day of the financial year	R$7.71	n.a.	n.a.		R$8.39	R$7.71 (Conventional Program) and R$0,01 (Restricted type B Program)
d) Exercisable options
i) number of shares	n.a	n.a.	639,383	n.a	775,000	245,045 (Restricted Program – Type A)
ii) maximum time limit for the exercising of options	n.a	n.a.	03/01/2016	n.a	06/01/2019	08/12/2012
iii) time limit on the restriction to the share transfer	n.a	n.a.	None	None	None	1 year (Restricted Program –Type A)
iv) average weighted price for the exercising	n.a	n.a.	R$13.14	n.a.	R$8.39.	R$7.71
v) fair value of the options on the last day of the financial year	n.a	n.a	R$13.14	n.a	R$8.39	R$7.71
vi) fair value of the total options on the last business day of the financial year	n.a	n.a.	8,401,492.62	n.a	6,502,250.00	1,889,296.95

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13.8. Concerning the options exercised and shares delivered referring to the share-based remuneration for the Board of Directors and Statutory Executive Board, in the last 3 financial years, the table below has been with the following content:

Financial Year 2009	Board of Directors (1)	Statutory Executive Board
Program (year) (2)		2000		2001	2002	2006	2006
b) Number of members	6	2 to 5		3 to 5	4 to 5	4 to 5	1 to 5
c) In relation to options exercised
i) number of shares	n.a.	189,000		170,100	75,600	77,277	566,470
ii) average weighted exercise price	n.a.	R$7.39		R$7.39	R$12.80	R$25.96	R$6.75
iii) Total value of difference between the exercise value and the market value of the shares related to the options exercised	n.a.	R$1,854,090		R$2,104,414	R$629,340	R$156,877	R$11,764,604
d) In relation to the shares delivered (3)	n.a.	n,a,		n,a,	n,a,	n,a,	n,a,
i) number of shares	n.a.	189,000		170,100	75,600	77,277	566,470
ii) Average weighted exercise price	n.a.	R$7.39		R$7.39	R$12.80	R$25.96	R$6.75
iii) Total value of the difference between the value of the acquisition and the market value of the shares acquired	n.a.	R$1,854,090		R$2,104,414	R$629,340	R$156,877	R$11,764,604

Note: Amounts do not reflect the adjustments as a result of the share split approved at an EGM on 02.22.2010

(1) The Board of Directors does not have share option plans

(2) Plan remains in force for 15 years.

(3) Under the model adopted by the Company all the shares exercised are delivered.

Financial Year 2010	Board of Directors (1)	Statutory Executive Board
Program (year) (2)		2000	2001	2002	2006	2006	2009
b) Number of members	5,67	2 to 5	3 to 5	4 to 5	4 to 5	1 to 5	5 to 5
c) In relation to options exercised
i) number of shares	n.a.	189,000	170,100	75,600	373,005	2,531,658	775,000
ii) average weighted exercise price	n.a.	R$7.39	R$7.39	R$12.80	R$25.96	R$6.63	R$8.74
iii) Total value of difference between the exercise value and the market value of the shares related to the options exercised	n.a.	R$1,854,090	R$2,104,414	R$629,340	R$156,877	R$7,900,775	R$2,108,000
d) In relation to the shares delivered (3)
i) number of shares	n.a.	189,000	170,100	75,600	373,005	2,531,658	775,000
ii) Average weighted exercise price	n.a.	R$7.39	R$7.39	R$12.80	R$25.96	R$6.63	R$8.74
iii) Total value of the difference between the value of the acquisition and the market value of the shares acquired	n.a.	R$1,854,090.00	R$2,104,414.00	R$629,340.00	R$156,877.00	R$7,900,775.00	R$2,108,000
Note: Amounts do not reflect the adjustments as a result of the share split approved at an EGM on 02.22.2010
(1) The Board of Directors does not have share option plans
(2) Plan remains in force for 15 years.
(3) Under the model adopted by the Company all the shares exercised are delivered.

67

Financial Year 2011	Board of Directors	Statutory Executive Board
Program (year) (1)	2011	2000	2001	2002	2006	2006	2009	2011
b) Number of members	8.00	2 to 5	3 to 5	4 to 5	4 to 5	1 to 5	5 to 5	5.92
c) In relation to options exercised	-							-
i) number of shares	n.a.	n.a	n.a	n.a	n.a	468,342	n.a	157,455
ii) average weighted exercise price	n.a.	n.a	n.a	n.a	n.a	R$3,39	n.a	R$7.71
iii) Total value of difference between the exercise value and the market value of the shares related to the options exercised	n.a.	n.a	n.a	n.a	n.a	R$3,236,243.22	n.a	R$ (127,538.55)
d) In relation to the shares delivered (2)
i) number of shares	n.a.	n.a	n.a	n.a	n.a	468,342	n.a	157,455
ii) Average weighted exercise price	n.a.	n.a	n.a	n.a	n.a	R$3.39	n.a	R$7.71
iii) Total value of the difference between the value of the acquisition and the market value of the shares acquired	n.a.	n.a	n.a	n.a	n.a	R$3,236,243.22	n.a	R$ (127,538.55)

Nota: Amounts do not reflect the adjustments as a result of the share split approved at an EGM on 02.22.2010

(1) Plan remains in force for 15 years.

(2) Under the model adopted by the Company all the shares exercised are delivered.

13.9. Information needed for the comprehension of the data disclosed in items 13.6 to 13.8 (including the pricing method for the value of shares and options):

Brief description of the formats for the granting of options

A. Traditional options (granted under Option Plan 2006; and Option Plan 2008, in the 1st set of options granted under Program 2008; Program 2009; in the 1st set of options granted under Program 2010, and Special Program I, Special Program III, in the 1st set of options granted under Program II 2011 and Council Program 2011)

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Under this traditional option gloating model, the options granted to each beneficiary are divided into annual option lots, whose right to exercise is acquired annually.

Every year, the Beneficiary must earmark a minimum percentage of his annual bonus to the exercising of the option lot in force in order to be able to acquire the right to exercise options in subsequent lots (in other words, for the lots to be incorporated). If the bonus is not allocated to the exercising of options, the future lots (not yet incorporated) of all the Programs will become extinct. Based on the partial exercising of options of a given incorporated lot, the Beneficiary has a period of 10 years to exercise his options partially or in full. In the case of the Beneficiary not allocating his bonus in the manner required by the corresponding Program, this time limit is reduced to 3 years, in the case of the lots already incorporated.

The exercise price, equivalent to the Market Value of the shares (with the exception of Special Program I and Special Program III, for which the exercise price is equivalent to the price applicable to the corresponding program launched by Construtora Tenda S.A. which has the objective of switching the program to the Company as a result of the absorption of the shares of Construtora Tenda S.A. into the Company, as a function of the share swap ratio established by the aforementioned share incorporation), for the options granted up to the date of this Reference Form, were corrected in accordance with the General Prices Indicator (IGP-M), with interest added which may vary between 3% and 6% a year (depending on the specific program) and deducting interest on equity and dividends paid in the period. The rules relating to monetary correction and the incidence of interest, ceased to apply from May 6, 2010 for existing programs, following a decision by the Board of Directors taken on August 4, 2010.

After the exercising of the options, the beneficiary must respect the minimum lock-up period for the shares acquired. This period, for the options granted under the traditional model up to the date of this Reference Form, was 1 year following the exercising of the options and the acquisition of the corresponding shares. The rules related to the restriction of transfer of the shares acquired are no longer applied in the existing Programs from the decision date of the Board of Directors in a meeting held on July 13, 2011.

B. Restricted Stock Options (granted under Option Plan 2008, in the 2nd set of options granted under Program 2008, under Program II 2009, in the 2nd set of options granted under Program 2010, under Special Program II, under Program 2011 and in the 2nd set of options granted under Program II 2011)

The options granted are divided into A Options and B Options.  The lot of A Options is incorporated (that is to say, they become exercisable) over the short term, and is available for exercising during a brief period at an exercise price equivalent to the Market Value of the shares (except in the case of Special Program II, for the reasons indicated above, as well as for Special Program I and Special Program III, if they are approved).  The B Options have an exercise price equivalent to R$0.01 each.  The B Options become exercisable after a lock-up period of 3 years counting from the date of granting, in the case of Program 2008.  While for Program II 2009, Program 2010, Program 2011 and in the 2nd set of options granted under Program II 2011, the B Options are divided into 3 annual lots, available for exercising within 2, 3 and 4 years counting from the date of granting, respectively.  For the 1st set of options granted under Special Program II, the B Options become available for exercising from May 11, 2012, which represents a lock-up period of a little over 2 years counting from the date of their granting by the Company. While in the 2nd set of options granted under Special Program II, the B Options are divided into 2 lots, available for exercise respectively from May 11, 2011 and May 11, 2012, which signifies respective lock-up period of approximately 1 year and 2 years, always counting from the date of granting by the company.  The quantity of B Options available for exercise is determined by the following factors:

•        Quantity of A options exercised, under the terms described in item 13.4 above, and

•        Variation in the appreciation targets of Company's shares in the period counting from the date of granting to the date of affective exercising of the B Options.

The lock-up period after the exercising of the A Options, is 2 years counting from the date of the B Options being exercised, in the case of Program 2008 and Special Program II, and 1 year counting from the date of the Program (independent of the date of exercising of the A Options), under Program II 2009, under Program 2010, under Program 2011 and in the 2ns set of options granted under Program II 2011. There are no restrictions, in any case, on the sale of shares acquired as a result of the exercising of the B Options.

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a. Pricing model

The models used by the Company for the pricing of the options granted to its managers and employees are of the binomial model for the traditional options and the Monte Carlo model for the format of the Restricted Stock Options.

Binomial Model

The model is based on the premise that the behavior of the share price in future periods can be approximated into two possible trajectories: one ascending and the other descending.  In this way it is built on a “tree” of trajectories for the share price. The ascending factor and the descending factor are determined based on the volatility of the share and the interval of time between the steps of the “tree”. The trajectories for the share price are determined up to the expiry date.

In parallel, the “tree” is also constructed representing the value of the option for each period. The value of the option is determined backwards, which is to say starting from maturity. At the end of period, it is the owner of the option's decision whether to exercise it or not.

Monte Carlo model

The Monte Carlo simulation is a popular alternative method which allows the incorporation of various sources of uncertainty. This method comprises the execution of a number of steps: (1) determining the processes of uncertainty and the generation of inputs based on a sample of the distributions of the entry variables, (2) the carrying out of mathematical operations with inputs so as to generate outputs, (3) repeating the previous steps n  times, so as to obtain n outputs, and (4) through the results obtained, calculating statistical data, such as average and standard deviation.

The calculation algorithm for the Monte Carlo simulation consists of calculating the value of the option on its due-date for every trajectory, so as to obtain an average of the values. The value of the option at the starting time is given by the present value of the average found.

Bearing in mind that for the options granted under the Restricted Stock Option format, the quantity of B Options depends on the quantity of A Options exercised, as well as the application of a multiplier adjustment calculated as a function of the variation of the Appreciation targets for the Company's shares, the Monte Carlo method was adopted in the pricing of the options under the format mentioned.

b. Data and assumptions used in the pricing model, including the weighted average share price, the exercise price, expected volatility, life of the option, expected dividends and interest rates free of risk

Date of calculation

According to Technical Pronouncement CPC 10 – Payment Based on Shares, the options must be valued on their respective granting date (in this case, the date of the approval of the corresponding Program).

Weighted average share price

The price of the Company's shares considered as the basis for the calculation of the respective options, is Market Value based on the calculation of the exercise prices, except, as previously mentioned, for the approval of the Special Program.

Exercise price

•        Traditional options granted:

The exercise price for the options granted under the traditional format has been corrected in accordance with the variation in the IGP-M index, with interest of 3% to 6% a year added up to May 6, 2010. So as to incorporate this contractual condition, the exercise price has been corrected periodically during the binomial “tree”, so that at the moment of exercising, the value paid out refers to the corrected amount, up until the corresponding rules were applied.

The inflation index curve was obtained from the Reference Rates published by the BM&FBOVESPA S.A. – Sao Paulo stock exchange, having been interpolated for the respective due dates. The method adopted was linear interpolation.

•        Options granted under the Restricted Stock Option format:

The exercise price for the options granted under the Restricted Stock Option format is: (i) calculated based on Market Value for A Options and (ii) R$0.01 for B Options, without monetary correction over time.

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Expected volatility

For the calculation of expected volatility annualized standard deviation was used taking the natural logarithms of the historic daily variations in the Company's share price

Option life

•        Traditional options granted:

For options granted following the traditional format, if the Beneficiaries allocate a percentage of their annual bonus for the acquisition of shares of a particular lot, the contractual period for the exercising of the options in this lot is 10 years counting from the date that the B Options become exercisable, in other words after their lock-up period, which may vary according to the Program in question.  If a percentage of the bonus is not allocated, the lots already incorporated (that is to say, which are exercisable) will have a period of 3 to be exercised.

•        Options granted under the Restricted Stock Option format:

For these option grants, the life of the options was obtained based on the contractual period of the option lock-up period (that is to say, based on the options that become available in the financial year), bearing in mind that under the Restricted Stock Option, format, the options are of the European type, that is to say exercisable only from a given date, and for a relatively short period. For more information referring to the life of options granted in accordance with the Restricted Stock Option format, see the other sub-items in Item 13.

Dividends expected (dividend yield)

The dividend yield represents the ratio between the dividend paid per share in a given period, and the price of the share in the market. This variable was calculated based on the historic distribution of dividends and interest-on-equity by the Company.

Interest rate free of risk

The interest rates free of risk had been obtained from the Brazilian Central Bank and referred to the Selic (Special System for Settlement and Custody) rate on the respective option granting dates.

c. Methods used and the premises assumed for the incorporation of the expected effects of advance exercising

It can be observed empirically that options are exercised by their owners before the end of the life of the option, in the case of traditional options. This behavior is due to various reasons, such as for example, personal liquidity requirements and the impossibility of hedge protection.

In this regard, the Company, so as to incorporate this peculiarity, adopts the assumption that the options will be exercised from the moment that the lots become exercisable, that is to say have been incorporated, following the end of the respective lock-up period. In this way, the option life adopted in the calculations varies between 1 and 5 years, in accordance with the number of lots and the corresponding lock-up period is in which the options are divided, seeing that the Beneficiaries may not exercise options of any type before the end of the lock-up period. In addition to this, for option pricing purposes options exercised in advance as a result of the death or permanent disability of the Beneficiary, or corporate events, have not been considered.

d. Method for the determination of expected volatility

For the calculation of expected volatility, the annualized standard deviation has been used of the natural logarithms of the daily historic variations in the Company's share price.

e. If there is any other characteristic of the option that has been incorporated in the measuring of its fair value

Vesting period

During the vesting period, options may not be exercised by the Beneficiaries. For options granted under the traditional format, this condition was included in the calculations with respect to options of the European type (which can only be exercised from a certain date) while they have not yet been incorporated. After their incorporation, the options become of the American type (that is to say, exercisable at any moment until the extinction date).

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Restrictions on sale ("lock-up")

Contractually speaking, for A Options granted under the Restricted Stock Option model there is a restriction that exists on the sale of shares acquired to the exercising of options.  This restriction, also known as lock-up, varies between 1 and 2 years, in accordance with the specific conditions of each Program.

This restriction implies the reduction in the value of the shares for the Beneficiary seeing that the shares are illiquid at the time of exercising the options. So as to take these characteristics into account, a discount has been applied due to lack of liquidity in the share price under the “protective put” method.  According to this method, the value of a European type put option with a period equal to the lock-up period is calculated, assuming volatility and interest rates free of risk identical to those used in each plan. The value arrived at for this put option is therefore divided by the value of the share price on the date of granting, so that there is a percentage discount.  This discount is finally applied to the option, reducing its respective value.

This methodology is no longer applicable to the traditional programs, as, under the terms of the Meeting of the Board of Directors held on July 13, 2011, all restrictions for the transfer and sale were released from this date for the shares already acquired and shares that might be acquired, in such Programs.

13.10. Information on the pension plan in force offered to members of the Board of Directors and statutory Executive Board:

Not applicable, considering that no pension plans have been offered either to members of the Board of Directors or statutory directors.

13.11. Remuneration, in the last 3 financial years, of the Board of Directors, the Statutory Executive Board and the Fiscal Council

Year 2009	Board of Directors	Statutory Executive Board
Number of members	6.00	5.00
Value of the highest individual remuneration/year (1)	225,000	5,330,576
Value of the lowest individual remuneration/year (2)	150,000	1,736,914
Average value of individual remuneration/year (3)	162,500	3,093,779

Note:

(1) Considers the highest individual annual remuneration effectively received, considering all the members, seeing that the member with the highest remuneration has remained 12 months with the governing body.

(2) considers the lowest individual annual remuneration effectively received, only including members who have been with the governing body 12 months, excluding those have been with the governing body for a shorter period.

(3) Total value of remuneration paid divided by the number of members declared in the period in question.

The Fiscal Council was not in operation in 2009, having not been constituted. At the Extraordinary General Meeting held on December 23, 2009, which having been suspended was reopened on December 30, 2009, at the request of shareholders the Fiscal Council was constituted, which functioned up until the 2010 Annual General Meeting, at which time it was re-installed. As a result of this, there has been no information provided above with regard to the Fiscal Council.

Year 2010	Board of Directors	Fiscal Council	Statutory Executive Board
Number of members	5.67	3.00	5.00
Value of the highest individual remuneration/year (1)	242,100	45,600	2,479,913
Value of the lowest individual remuneration/year (2)	161,400	45,600	1,453,309
Average value of individual remuneration/year (3)	168,547	45,600	1,842,653

Note:

(1) Considers the highest individual annual remuneration effectively received, considering all the members, seeing that the member with the highest remuneration has remained 12 months with the governing body.

(2) considers the lowest individual annual remuneration effectively received, only including members who have been with the governing body 12 months, excluding those have been with the governing body for a shorter period

(3) Total value of remuneration paid divided by the number of members declared in the period in question

Year 2011	Board of Directors	Fiscal Council	Statutory Executive Board
Number of members	8.00	3.00	5.92
Value of the highest individual remuneration/year (1)	293,062	45,600	2,679,168
Value of the lowest individual remuneration/year (2)	129,478	45,600	1,539,857
Average value of individual remuneration/year (3)	212,854	45,600	1,942,100

Note:

(1) Considers the highest individual annual remuneration effectively received, considering all the members, seeing that the member with the highest remuneration has remained 12 months with the governing body.

(2) considers the lowest individual annual remuneration effectively received, only including members who have been with the governing body 12 months, excluding those have been with the governing body for a shorter period

(3) Total value of remuneration paid divided by the number of members declared in the period in question

The values presented above refer to fixed remuneration (Board of Directors, Fiscal Council and Statutory Executive Board), short-term variable Statutory Executive Board) and long-term variable, based in stock option plans (Board of Directors and Statutory Executive Board).

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13.12. Contractual arrangements, insurance policies or other instruments which structure mechanisms of remuneration or indemnification for managers in the event of dismissal from their post or retirement (including the financial consequences for the Company):

None.

13.13. Percentage of total remuneration of each body recognized in the result of the company referring to members of the Board of Directors, the Executive Board or the Fiscal Council who are related parties to the controlling shareholders, directly or indirectly, as defined by the accounting rules covering this subject:

None.

13.14. Values recognized in the Company's results as remuneration of members of the Board of Directors, Executive Board or Fiscal Council, grouped by body, for any reason which is not a function of which they occupy, such as for example, commissions and consulting services or services provided:

None.

13.15. Values recognized in the result of the controlling shareholders, direct or indirect, of companies under common control and subsidiaries of the company, in the remuneration of members of the Board of Directors, the Executive Board or the Fiscal Council of the Company, grouped by body, specifying the amount of these values attributed to such individuals :

None.

13.16. Other relevant information:

Remuneration Based on Shares

The values presented as remuneration based on shares reflect the accountant costs of all programs granted until the date of this Reference Form that are being amortized in the year of 2011 (tables of 2011) and 2012 (tables of 2012 and, therefore presented in our financial statements. This amounts are calculated in the moment of grant through Binomial model (traditional Stock Option Plans) and Monte Carlo (Restricted Stock Option Plans) and the calculated costs are amortized during its duration (usually 4 years).

The amounts presented do not represent the gains realized by the beneficiaries, since, as mentioned above, it is calculated in the moment of granting and not adjusted by the behavior of market, vesting rules, etc.

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EXHIBIT V

V.1.     BYLAWS WITH HIGHLIGHTS OF THE PROPOSED ALTERATIONS

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Sole Paragraph. With the Company admission to the special securities trading segment of the São Paulo Stock Exchange Comission (BM&FBOVESPA  S.A. – Bolsa de Valores, Mercadorias e Futuros) (hereinafter respectively referred to as “Novo Mercado” and “BM&FBovespa”), the Company, its shareholders, Managers, and members of the fiscal council, when installed, shall be subject to the provisions of the BM&FBovespa New Market Listing Regulation (hereinafter referred to as “Novo Mercado Rules”).

Article 2. The Company’s headquarters and forum are located in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the ~~Board~~board  of ~~Directors~~directors  or the ~~Executive Board~~executive board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the ~~Board~~board  of ~~Directors~~directors, except in the situation provided in Art. ~~36,~~33, §1, in which case prior approval of the ~~Board~~board  of ~~Directors~~directors  will not be required.

Article 4. The Company has an indefinite term of duration.

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CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$~~2,730,788,422.18,~~2,734,156,672.12,  which is fully subscribed and paid-in  ~~and~~,  divided into ~~432,137,739~~432,699,559  common shares, all registered, book-entry and without par value.

§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§2. Each common share carries the right to one vote on resolutions at ~~General Meetings of Shareholders~~general meetings of shareholders.

§3. The Company ~~may~~shall  not issue preferred shares or participation certificates (partes beneficiárias).

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Corporation Law  ~~6404/76.~~.

Article 6. The capital of the Company may be increased by resolution adopted by the ~~Board~~board  of ~~Directors~~directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a ~~General Meeting~~general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to articles 257 to 263 of Corporation Law  ~~6404/76.~~.  Pursuant to article 171, §3 of Corporation Law  ~~6.404/76,~~,  there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 8. A ~~General Meeting~~general meeting of ~~Shareholders~~shareholders  shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§1. General ~~Meetings~~meetings  of ~~Shareholders~~shareholders  shall be called in the manner provided for by law. Regardless of the formalities for calling ~~General Shareholders’ Meetings, any General Meeting~~general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

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§2. General ~~Meetings~~meetings  of ~~Shareholders~~shareholders  shall be called to order and chaired by the ~~Chairman~~chairman  of the ~~Board~~board  of ~~Directors~~directors  or, in his absence, by a shareholder appointed by the shareholders at the ~~General Meeting~~general meeting. The ~~Chairman~~chairman  of the ~~General Meeting~~general meeting shall choose one of those present at the meeting to act as secretary.

§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§4. The list of shareholders present at the meeting shall be closed by the ~~Chairman~~chairman  immediately after the ~~General Meeting~~general meeting is called to order.

§5. Shareholders which appear at a ~~General Meeting~~general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§6. The resolutions of the ~~General Meeting~~general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 10.

Article 9. In addition to the matters provided for by the law, the ~~Shareholders in General Meeting~~shareholders in general meeting shall:

(a)      decide on the Company’s exit from the Novo Mercado of ~~the São Paulo Stock Exchange – BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (respectively “Novo Mercado” and “BM&FBovespa”)~~BM&FBovespa, which shall be communicated to BM&FBovespa in writing, 30 (thirty) days in advance;

(b)     always subject to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the ~~Board~~board  of ~~Directors~~directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

(c)      resolve cases on which these Bylaws are silent, subject to the provisions of Corporation Law  ~~6404/76.~~.

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s ~~economic value~~Economic Value (as defined hereafter), referred to in Article 9 (~~c~~b) of these Bylaws, shall be solely made by the shareholders’ general meeting, from the submission, by the board of directors, of triple list, and the respective resolution shall be made by the majority of votes cast by holders of Outstanding Shares present at the ~~General Meeting~~general meeting in question, blank votes not being computed.  The quorum for the ~~General Meeting~~general meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

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§1. The appraisal reports mentioned in this Article 10 shall be elaborated by a specialized firm  or institution, with proven experience and independent as to the power of decision of the Company, its Managers  and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Corporation Law, and shall bear the responsibility set forth in §6 of the same article.

§2.  For purposes of these Bylaws:

“Controlling Shareholder” means the shareholder(s)  or Shareholder Group that exercises Control of the Company;

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a ~~disposal~~Disposal  of ~~control~~Control  of the Company;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s ~~officers and directors~~Managers  and treasury shares;

“Disposal of Control~~” means the transfer to a third party, for value, of Control Shares;~~Managers”, when appearing in the singular form, the Company’s officers and members of the board of directors individually referred, or, when in the plural form, the Company’s officers and members of the board of directors collectively referred;

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Shareholder Group” means a group ~~of two or more persons (a)~~ that  (a) are bound by contracts or vote agreements of any nature, ~~including shareholders’ agreements, whether written or oral and~~ whether directly or through ~~Controlled Companies, Controlling Companies~~controlled companies, controlling companies or companies under ~~Common Control~~common control; or (b) among whom there is a direct or indirect ~~Control~~control  relationship; or (c) ~~that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their officers or administrators in common;~~under common control;

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“Corporation Law” the Law no. 6.404, of December 15, 1976, and all of the subsequent amendments thereto;

“Control” ~~(and the related terms “~~Controlling Company~~”, “~~Controlled Company~~” and “~~under Common Control~~”)~~ means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure, regardless of the equity interest held. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last 3 (three  ~~General Shareholders~~) general shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital;

“Statement of Consent from Managers” means the document by which the Company Managers personally undertake to be subject to and act in accordance with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Regulation of Sanctions and the Arbitration Clause and the Arbitration Rules, which document shall also be valid as Arbitration Clause, in the form set out in Exhibit A to the Novo Mercado Rules;

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado ~~Listing~~ Rules, the Regulation of Sanctions, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit ~~C~~B  to the Novo Mercado ~~Listing~~ Rules~~.~~;

~~§2 The appraisal reports mentioned in this Article 10 shall be elaborated by a specialized company  or institution, with proven experience and independent as to the power of decision of the Company, its officers  and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Law 6.404/76, and shall bear the responsibility set forth in §6 of the same article.~~

“Economic Value” the value of the Company and its shares to be determined by specialized firm, availing of acknowledged methodology, or based on another criterion to be established by the Brazilian Securities and Exchange Commission (hereinafter referred to as “CVM”).

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9 (~~c~~b) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Article 12. The ~~General Meeting~~general meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory  obligations, as well as those provided under these ~~By-laws.~~Bylaws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the ~~General Meeting~~general meeting referred to in the main clause of this Article 12, when the ~~Board~~board  of ~~Directors~~directors  does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

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§2. The ~~General Meeting~~general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article 13. The Company is managed by the ~~Board~~board  of ~~Directors~~directors  (Conselho de Administração) and the ~~Executive Board~~executive board (Diretoria).

Article 14. The members of the ~~Board~~board  of ~~Directors~~directors  and the ~~Executive Board~~executive board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the ~~Board~~board  of ~~Directors~~directors  and the ~~Board of Executive Officers~~board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, (i) the prior execution of the Statement of Consent from ~~Senior Officers~~Managers  (Termo de Anuência dos Administradores) provided for under the Novo Mercado ~~Listing~~ Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 15. The ~~Shareholders in General Meeting~~shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s ~~directors, officers~~Managers  and members of its advisory committees.  Where the remuneration is fixed on a global basis, the ~~Board~~board  of ~~Directors~~directors  shall determine the amounts to be paid to each individual. Where applicable, the ~~Board~~board  of ~~Directors~~directors  shall also distribute the share in profits fixed by the ~~Shareholders in General Meeting~~shareholders in general meeting.

Article 16. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the ~~Board~~board  of ~~Directors~~directors:

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(a)      the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b)     the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the ~~Board~~board  of ~~Directors~~directors  and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)     the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)     the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e)      the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the ~~Board~~board  of ~~Directors~~directors  shall exercise its competence set forth in Article ~~64~~61  in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’  interests considered as a whole;

(f)      the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)     the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)     the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards      or mechanism that may hamper or impair the achievement of the corporate interest;

(i)       the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

(j)       no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

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SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article 17. The ~~Board~~board  of ~~Directors~~directors  is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be ~~shareholders,~~ elected and removable ~~at any time~~ by the ~~Shareholders in General Meeting~~shareholders in general meeting, with an unified term of office of two (2) years, re-election being permitted.

Article 18. ~~At least 20% of~~From  the ~~effective~~ members of the ~~Board of Directors~~board of directors, no less than twenty percent (20%) shall be Independent Members, expressly declared as such in the minutes of the shareholders’ general meeting electing them, and the director(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Corporation Law, shall be likewise deemed independent director(s).

§1. When, due to the  observance of the percentage referred to in the main clause of this Article 18, the election results in fractional number of ~~Directors~~directors,  the ~~Shareholders in General Meeting~~shareholders in general meeting shall round it to whole number: (i) immediately above, when  the fraction is equal to or greater than ~~0,5,~~0,5 (five decimals), or  (ii) immediately below when  the fraction is less  than ~~0.5.~~0.5 (five decimals).

§2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to the company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee or member of the management of the Company or entity offering services and/products to, or requesting services and/or products from, the Company, as material that will implicate in loss of independence; (vi) is not a spouse, or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any other kind of remuneration from the Company other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§3. ~~It shall also be considered an Independent Member that one elected through the faculty set forth in §§4 and 5 of Article 141 of Law 6.404/76.~~The position of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.

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Functioning

Article 19. The ~~Board~~board  of ~~Directors~~directors  shall have a ~~Chairman~~chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the ~~Chairman~~chairman, the chairmanship shall be assumed by the member previously designated by the ~~Chairman~~chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§1. As set forth in Article 150 of Corporation Law  ~~6.404/76,~~,  in case of vacancy of a sitting member of the ~~Board of Directors~~board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the ~~Board~~board  of ~~Directors~~directors, assisted by the Nominating and Corporate Governance Committee, shall (i) indicate one substitute, who shall remain in the office until the next ~~General Meeting~~general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput  of this Article is complied with. An Independent ~~Board~~ Member, shall only be substituted by another Independent Member.

§2. In case of vacancy in the majority of positions of the ~~Board~~board  of ~~Directors, a General Meeting~~directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§4. Respecting the provision of the ~~head~~caput  of this Article in relation to the ~~Chairman~~chairman, in case of the temporary absence of any member of the ~~Board~~board  of ~~Directors~~directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Member shall only be substituted by another Independent Member.

~~§5. The Chief Executive Officer cannot be elected for the office of Chairman of the Board of Directors.~~

Article 20. The ~~Board~~board  of ~~Directors~~directors  shall meet at least bimonthly. Meetings of the ~~Board~~board  of ~~Directors~~directors  shall be called by the ~~Chairman~~chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting.  Board of ~~Directors~~directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the ~~Board~~board  of ~~Directors~~directors  shall be considered to have been regularly called.

Article 21. The quorum for ~~Board~~board  of ~~Directors~~directors’ meetings shall be four members.  Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the ~~Chairman~~chairman  shall have, in addition to his own vote, a casting vote in the event of a tie.

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§1. The decisions of the ~~Board~~board  of ~~Directors~~directors  shall be recorded in minutes, which shall be signed by the members present at the meeting.

§2. Directors may take part at meetings of the ~~Board~~board  of ~~Directors~~directors  by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the ~~Chairman~~chairman  by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the ~~Chairman~~chairman  shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The ~~Chief Executive Officer~~chief executive officer shall  attend  all  meetings  of the ~~Board~~board  of ~~Directors~~directors, providing  clarification  as needed.

Powers

Article 22. In addition to such other powers and duties conferred on it by law and these Bylaws, the ~~Board~~board  of ~~Directors~~directors  shall have powers to:

(a)      fix the general direction of the Company’s business;

(b)     define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the ~~Executive Board~~executive board;

(c)      approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(d)     attribute, from the global amount of remuneration fixed by the ~~Shareholders in General Meeting~~shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

(e)      nominate a slate for the election of the ~~Board~~board  of ~~Directors~~directors;

(f)      elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that  such positions  are  always  occupied  by  trained people, familiar  with  the activities of the Company and its controlled companies,  and also able to  implement  its  business plans, long-term goals, and  ensure  the  continuity  of  the Company;

(g)     supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)     determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)       instruct the votes related to the global remuneration of management to be cast by Company’s representative at the ~~General Meeting~~general meeting of ~~Shareholders~~shareholders  of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

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(j)       in accordance with a plan approved by the ~~Shareholders in General Meeting~~shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(k)     call ~~General Shareholders’ Meetings;~~general shareholders’ meetings;

(l)       submit to the ~~Shareholders in General Meeting~~shareholders in general meeting any proposed amendment to these Bylaws;

(m)     issue its opinion on the ~~Executive Board~~executive board’s management report and accounts, and authorize the distribution of interim dividends;

(n)     attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)     authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)     appoint and dismiss the Company’s independent auditors;

(q)     approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article ~~6~~7  of these Bylaws;

(r)       approve the issuance of debentures of any species and characteristics and with any guarantees, provided that,  in the case of  debentures convertible into shares, the limit  authorized  for the issuance of common shares,  provided for in  Article 6 hereof, is complied with;

(s)      approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)       approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)     authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the ~~Board~~board  of ~~Directors~~directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

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(v)     authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (~~s~~u) above), when such transactions are not provided for in the annual budget;

(w)   approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;

(x)     ~~establish~~determine  the list of three ~~qualified institutions~~companies specialized in economical valuation, to be submitted to the ~~General Shareholders Meeting~~general shareholders meeting for the purposes of Article 9, (b) of these Bylaws, ~~with respect to~~for  the preparation of the appraisal report of the Company’s shares for purposes of ~~exiting the Novo Mercado~~public offer of shares, cancellation of registration as a publicly-held company registration ~~or~~, exiting the Novo Mercado  or mandatory public tender offer, in the cases provided under these ~~By-laws~~Bylaws; and

(y)     issue its opinion in advance, making it public and observing the rules laid out in Article ~~64~~61  hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article ~~59~~56  hereof.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 23. The ~~Executive Board~~executive board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article 24. The ~~Executive Board~~executive board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the ~~Chief Executive Officer~~chief executive officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the ~~Executive Board~~executive board is a majority of the Company’s officers.

Article 25. In the event of a vacancy on the ~~Executive Board~~executive board, or incapacity of an officer, the ~~Board~~board  of ~~Directors~~directors  shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 26. The ~~Executive Board~~executive board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders.  The officers shall be elected by the ~~Board~~board  of ~~Directors~~directors  for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

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Article 27. The officers of the Company shall be appointed as ~~Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação), Institutional Relations Officer (Diretor de Relações Institucionais), and Sales and Marketing Officer (Diretor de Vendas e Marketing) and the remaining officers shall have no specific designation~~chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief executive financial officer (diretor executivo financeiro), chief executive of Gafisa (director executive de Gafisa) and the remaining chief executive operational officers (diretores executivos operacionais). Accumulation of functions is allowed.

Article 28. The duties of the ~~Chief Executive Officer~~chief executive officer are:

(a)      to submit for approval by the ~~Board~~board  of ~~Directors~~directors  the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)     to submit to the ~~Board~~board  of ~~Directors~~directors, after the opinion of the Audit Committee and ~~Fiscal Council~~fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)      to formulate the Company’s operating strategies and directives based on the general orientation provided by the ~~Board~~board  of ~~Directors~~directors;

(d)     to establish the criteria for executing the resolutions adopted at the ~~General Shareholders’ Meetings~~general shareholders’ meetings and meetings of the ~~Board~~board  of ~~Directors~~directors, with the participation of the other officers;

(e)      to coordinate and supervise the work of the ~~Executive Board~~executive board, and to call and chair its meetings;

(f)      to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article ~~44,~~41,  item (d) below;

(g)     attend meetings of the ~~Board~~board  of ~~Directors~~directors  and the ~~General Meeting~~general meeting, as provided in these Bylaws and the applicable law;

(h)     to represent the Company towards shareholders,  investors, customers, media, society  and towards legal, business and government agencies, protecting  the  interests  of the organization as well as its  image;  and

(i)       to supervise all the Company’s activities, and also other powers conferred upon it by the ~~Board~~board  of ~~Directors~~directors.

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Article 29. In addition to such other functions as may be assigned by the ~~Board of Directors, the Investor Relations Officer~~board of directors, the investor relations officer is responsible for providing information to investors, ~~the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM)~~CVM  and ~~the São Paulo Stock Exchange (~~BM&FBovespa~~)~~, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 30. The duties of the ~~Chief Financial Officer~~chief executive financial officer are:

(a)      to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)     to submit to the ~~Board~~board  of ~~Directors~~directors, after the opinion of the Audit Committee and ~~Fiscal Council~~fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)      to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

~~(d)  to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;~~

(d)     ~~(e)~~ to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company; ~~(f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;~~

(e)      ~~(f)~~ to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the ~~shortest time possible~~deadline established, and be responsible for paying taxes and procedures supervision;

(f)      ~~(g)~~ to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

~~(h)   to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;~~

(g)     ~~(i)~~ to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(h)     ~~(j)~~ to define strategies and guidelines for the Company, through annual planning of actions and and elaboration of budget, together with other officers, aiming the goals established by the Company;

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(i)       to participate in the ~~Executive Board~~executive board meetings (Article 24), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(j)       ~~(k)~~ to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image~~;~~.

Article 31. The duties of ~~the Superintendent Officer of Construction~~chief executive of Gafisa are:

~~(a)   ensure proper monitoring of construction, with regard to cost, schedule, quality of works by the Company or by third parties, promoting their implementation as approved in prior planning;~~

~~(b)   to provide guidelines and to monitor the budget aiming at the feasibility of new ventures, for subsequent approval of the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;~~

~~(c)   ensure proper management of relationships with suppliers of the Company and approve their hiring;~~

~~(d)  ensure proper management of the environment and safety of the construction of its works or third parties works;~~

~~(e)   ensure proper delivery of the enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;~~

~~(f)   to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;~~

~~(g)   to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;~~

~~(h)   to approve and to ensure the compliance with the Company’s budget, destined to the construction area, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;~~

~~(i)    to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;~~

~~(j)    to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and obtaining all necessary documentation to support the transfer;~~

~~(k)   set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented; and~~

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~~(l)    to represent the Company before clients, media, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.~~

~~Article 32. The duties of the Superintendent Officer of Incorporation are:~~

(a)      to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b)     to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)      ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of ~~enterprises;~~

~~(d)  to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results~~ventures;

(d)     ~~(e)~~ to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(e)      ~~(f)~~ to ensure the proper delivery of ~~enterprises~~ventures  to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f)      ~~(g)~~ to define, to areas of the Company responsible for ~~enterprises~~ventures  incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the ~~Board of Directors~~board of directors;

(g)     to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the board of directors;

(h)     to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(i)       set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented;

(j)       ~~(h)~~ to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, ~~with a view~~in order to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

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(k)     ~~(i)~~ to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(l)       ~~(j)~~ to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(m)   ~~(k)~~ to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(n)     ~~(l)~~ monitor the actions and results of marketing and sales ~~together with the Sales and Marketing Officer~~, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(o)     ~~(m)~~  to define~~, along with the Sales and Marketing Officer,~~ pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit; ~~and~~

~~(n)   to represent the Company before clients, press, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.~~

~~Article 33. The duties of the Institutional Relations Officer are:~~

~~(a)   to keep contact with all public agencies and professional associations, giving support to land regularization proceedings;~~

~~(b)   to give support to the search of new incorporation partners;~~

~~(c)   to support the search for new contacts for construction by third parties to be executed by the Company;~~

~~(d)  to be responsible for the Company’s policy and strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community;~~

~~(e)   to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;~~

~~(f)   to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image; and~~

~~(g)   to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.~~

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~~Article 34. The duties of the Sales and Marketing Officer are:~~

~~(a)   to plan, develop and coordinate sales activities, aiming at the Company's growth in the market and the fulfillment of plans and sales goals established for products and brands in the various distribution channels;~~

~~(b)   to coordinate its own and outsourced sales team to maintain the best possible distribution of goods throughout the country and aiming to achieve sales targets;~~

~~(c)   to define, along with the Superintendent Officer of Incorporation, prices, terms of sales and trade agreements, taking responsibility for ensuring the implementation of trade policy of the Company, to maximize profits and meet sales goals;~~

~~(d)  to monitor the process of sales of the remaining units through control of third parties in order to decrease the amount of remaining units, therefore focusing on new releases;~~

(p)     ~~(e)~~ to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

~~(f)   to analyze the market relatively to its segment and the Company’s potential for sales of products and services for the domestic market, aiming to plan and propose marketing goals;~~

~~(g)   to monitor and analyze the actions of competitors, embracing technical, strategic and price aspects, aiming to ensure the Company’s position in the market in the short, medium and long term;~~

~~(h)   to monitor the actions and results of sales and marketing by monitoring the performance indicators, actions, communication actions and institutional marketing and products, as well as identifying new business opportunities;~~

~~(i)    to develop communication strategies, advertising and sales of new releases, of the remaining units and of the Company’s brand, aiming to its use in the most efficient manner;~~

~~(j)    to ensure the brand positioning of the Company with its respective target audience, within the guidelines established by the Company;~~

~~(k)   to manage the correct application of the brand in the various materials used by the Company in order to standardize it and ensure its correct exposure, aiming to increase consumer awareness;~~

~~(l)    to define the guidelines for the customer relationship area and the correct monitoring of the results of such area;~~

~~(m)  to ensure the proper relationship of the areas of the Company with customers, taking responsibility for the fulfillment, by each of them, of the corresponding service level agreements;~~

~~(n)   to ensure proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company; and~~

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(q)     to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and obtaining all documentation required for the bank transfer; and

(r)       to represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image.

Article 32. The duties of chief executive operational officers are, in addition to such other functions as may be assigned by the board of directors:

(a)      to promote the development of Company’s activities, pursuant to its corporate purpose;

(b)     to coordinate the Company’s and its subsidiaries’ activities;

(c)      to promote the budget management of areas of the Company under its supervision, including the management and cost control;

(d)     to coordinate the performance of its area and specific liabilities with those of the other officers; and

(e)      ~~(o)~~ to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article ~~35.  The other officers without specific designation shall have the functions attributed to them by the Board of Directors.Article 36.~~33.  The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a)    any two officers;

(b)   any officer acting jointly with an attorney-in-fact with specific powers; or

(c)    two attorneys-in-fact with specific powers.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article ~~36~~33  in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§2. The Company may be represented by a single officer, without the formalities provided for in this Article ~~36,~~33,  for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

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SECTION IV.IV. - ADVISORY COMMITTEES

Article ~~37.~~34.  The ~~Board~~board  of ~~Directors~~directors  shall have, as  advisory bodies, an  Audit  Committee, a  Compensation Committee and  a  Nominating  and  Corporate Governance Committee, which shall, within  their  competence, provide  subsidies  to the decisions  of the ~~Board~~board  of ~~Directors~~directors  and,  if  the latter so determine, assist  the  ~~Executive Board~~executive board in  implementing  internal policies approved by the ~~Board~~board  of  ~~Directors~~directors.

Sole ~~Paragraph~~paragraph.  The ~~Board~~board  of ~~Directors~~directors  may determine the creation of other advisory committees, defining its composition and specific powers.

Article ~~38.~~35.  The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the ~~Board~~board  of ~~Directors~~directors, should it be deemed necessary given the nature of matter.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the ~~Board~~board  of ~~Directors~~directors  about the Committee's work and acting along with the ~~Executive Board~~executive board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§5. Whenever necessary, the members of the ~~Executive Board~~executive board or of the ~~Board~~board  of ~~Directors~~directors  can be invited to participate in the meetings of the Advisory Committees.

Audit Committee

Article ~~39.~~36.  The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in §2 of Article 18 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

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§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the ~~Board~~board  of ~~Directors~~directors  for a term of two years, with reelection being allowed.

Article ~~40.~~37.  It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by ~~Board~~board  of ~~Directors~~directors  or that are required by SEC and NYSE rules, always reporting to the ~~Board~~board  of ~~Directors~~directors  in the exercise of its functions, to:

(a)      recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b)     supervise the work of independent auditors;

(c)      review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d)     evaluate the qualifications, performance and independence of auditors;

(e)      establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f)      at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g)     review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h)     review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i)       review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

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(j)       review, together with the ~~Chief Executive Officer~~chief executive officer and the ~~Chief Financial Officer~~chief executive financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k)     consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l)       settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m)     review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n)     assist the ~~Board~~board of directors in carrying out oversight functions of the ~~Executive Board~~executive board;

(o)     review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p)     review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q)     analyze possible conflicts of interest involving members of the ~~Board~~board  of ~~Directors~~directors, as well as provide opinion on whether any such ~~Directors~~directors  should vote in any matter that may give rise to conflict of interests or not, and

(r)       analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

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Compensation Committee

Article ~~41.~~38.  The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article ~~42.~~39.  It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by ~~Board~~board  of ~~Directors~~directors, to:

(a)      propose to the ~~Board~~board  of ~~Directors~~directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the ~~Board~~board  of ~~Directors~~directors, as well as to senior employees of the Company and its controlled companies~~.~~;

(b)     annually propose to the ~~Board~~board  of ~~Directors~~directors  the compensation of the Company's officers, to be submitted to the ~~General Meeting~~general meeting of shareholders;

(c)      propose to the ~~Board~~board  of ~~Directors~~directors  the orientation of votes to be cast as provided in Article 22, item (i);

(d)     recommend~~, to the~~ for approval ~~of~~by  the ~~Board~~board  of ~~Directors~~directors, the allocation of the overall amount of the compensation ~~amount determined~~fixed  by the ~~General Meeting,~~shareholders’ general meeting, of the monthly fees ~~of~~for  each ~~member~~ of  the members of the management, the Advisory Committees,  and other advisory bodies of the Company;

(e)      review and recommend, to the approval of the ~~Board~~board  of ~~Directors~~directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions  applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(f)      recommend, to the approval of the ~~Board~~board  of ~~Directors~~directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(g)     recommend, to the approval of the ~~Board~~board  of ~~Directors~~directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the  balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these ~~By-laws~~Bylaws; and

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(h)     review, and submit to the ~~Board~~board  of ~~Directors~~directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Nominating and Corporate Governance Committee

Article ~~43.~~40.  The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Sole ~~Paragraph~~paragraph.  The Nominating and Corporate Governance Committee members shall be elected by the ~~Board~~board  of ~~Directors~~directors  for a term of two years, with reelection being allowed.

Article ~~44.~~41.  It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by ~~Board~~board  of ~~Directors~~directors, to:

(a)      identify suitable persons to become members of the ~~Board~~board  of ~~Directors~~directors  and of the ~~Executive Board~~executive board, and recommend such candidates to the ~~Board~~board  of ~~Directors~~directors, subject to the laws, regulations and these ~~By-laws~~Bylaws, regarding the requirements and impediments to elect directors and officers;

(b)     identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the ~~Board~~board  of ~~Directors~~directors;

(c)      recommend the nomination of members to the other ~~Advisory Committees~~advisory committees and any other committee established by the ~~Board~~board  of ~~Directors~~directors;

(d)     develop, together with the ~~Chief Executive Officer~~chief executive officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

(e)      develop, review, and recommend to the ~~Board~~board  of ~~Directors~~directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), as well as other internal policies on corporate governance that come to be necessary;

(f)      periodically review the responsibilities of all ~~Advisory Committees~~advisory committees and other committees established by the ~~Board~~board  of ~~Directors~~directors, and recommend any proposal for changes thereto to the ~~Board~~board  of ~~Directors,~~directors;

(g)     continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

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(h)     prepare an annual report on the performance of its functions, evaluating the performance of members of the ~~Board~~board  of ~~Directors~~directors  and the ~~Executive Board~~executive board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

(i)       propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article ~~45.~~42.  The ~~Fiscal Council~~fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The ~~Fiscal Council~~fiscal council shall cease functioning at the first ~~General Shareholders’ Meeting~~general shareholders’ meeting following its formation, and its members may be re-elected.

Article ~~46.~~43.  The ~~Fiscal Council~~fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the ~~Shareholders in General Meeting~~shareholders in general meeting.

§1. The remuneration of the members of the ~~Fiscal Council~~fiscal council shall be fixed at the ~~General Shareholders’ Meeting~~general shareholders’ meeting at which they are elected.

§2. The investiture of the members of the ~~Fiscal Council~~fiscal council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado ~~Listing~~ Rules.

Article ~~47.~~44.  The ~~Fiscal Council~~fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article ~~48.~~45.  The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article ~~49.~~46.  The Company, by resolution of the ~~Board~~board  of ~~Directors~~directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the ~~Board~~board  of ~~Directors~~directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

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§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§2. The dividends and interest on its own capital distributed under the terms of this Article ~~49~~46  shall be attributed to the mandatory dividend.

Article ~~50.~~47.  Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the ~~Board~~board  of ~~Directors~~directors.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a)    5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of Corporation Law  ~~6404/76~~;

(b)   from the remaining net profits for the year, after the deduction referred to in item (a) of this Article ~~50~~47  and the adjustment provided for in Article 202 of Corporation Law  ~~6404/76,~~,  25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c)    an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§3. The reserve established in item (c) of §2 of this Article ~~50~~47  may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the ~~Shareholders in General Meeting~~shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§4. After the distribution provided for in the previous paragraphs, the ~~Shareholders in General Meeting~~shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the ~~Board~~board  of ~~Directors~~directors  and subject to applicable law.

CHAPTER VII

CONTROL AND ABSENCE OF CONTROL

Article ~~51.~~48.  Any ~~disposal~~Disposal  of ~~control~~Control  of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the ~~acquirer~~Acquirer  of ~~control~~Control  undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado ~~Listing~~ Rules and on terms that ensure equal treatment with the ~~disposing shareholder~~Disposing Controlling Shareholder.

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Article ~~52.~~49.  The public tender offer referred to in Article ~~51~~48  shall also be made:

(a)    in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; ~~and~~or

(b)   in the event of ~~a~~the  disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Article ~~53.~~50.  Any person which ~~holds shares in the Company and subsequently~~ acquires Control by reason of a private purchase ~~and sale~~ agreement made with the Controlling Shareholder involving any number of shares is required to:

(a)    make the public tender offer referred to in Article ~~51~~48;

(b)   ~~compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying~~pay, as set forth herein, the amount equivalent to the difference between the price paid ~~to the Disposing Controlling Shareholder~~on the public tender offer and the ~~price~~amount  paid ~~on~~by share eventually acquired in the stock exchange for ~~shares in the Company during the said~~a  six-month period prior to the acquisition of Control, duly adjusted for inflation~~, and for that means duly observing the procedures stated in the Novo Mercado Listing Rules~~ until date of payment. Said amount shall be distributed amongst all people who sold Company’s shares on the trading days the Acquirer of Control carried out the acquitions, in the proportion of daily net selling balance for each of them, and BM&FBovespa shall be responsible for operating the distribution, according to its regulations; and

(c)    take such action as may be necessary to restore the ~~free float of the Company’s shares to~~Minimum Free Float of the Company’s Shares within the six (6) months following the acquisition of Control. For the purposes of this item, “Minimum Free Float of the Company’s Shares” means the Shares of the Company under negotiation, necessary for the Company to be admitted in the Novo Mercado, a percentage that shall be kept during the whole period that Company’s securities are registered for trading in Novo Mercado, which should be at least 25% (twenty-five percent) of the total outstanding shares ~~in~~of  the Company~~,  within the six (6) months following the acquisition of Control~~.

Article ~~54.~~51.  The Company shall not record (i) any transfer of shares to the Purchaser ~~of Control~~, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores)  referred to in the Novo Mercado Rules; or (ii) ~~any Shareholders’ Agreement~~in its headquarters, no shareholders’ agreement that provides for the exercise of Control ~~unless~~, until the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

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Article ~~55.  In case there is no Controlling Shareholder:~~52.  In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or in virtue of a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the general meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 53 (b), itens “i” and “ii”, as applicable, shall do a public tender offer for the acquisition of shares of the remaining shareholders, offering at least the Economic Value determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations.

Article 53. In case there is no Controlling Shareholder:

(a)    whenever the ~~Shareholders in General Meeting~~shareholders in general meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, by the minimum price correspondent to the Economic Value determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the ~~General Meeting~~general meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

~~(b)  whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization after which the resulting company’s securities are not admitted for trading on the Novo Mercado, the public tender offer shall be made by those to which such duty has been attributed by decision of said General Meeting, who shall be present in the General Meeting and therein expressly assume the obligation to make the tender offer.~~

(b)   ~~Article 56. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to~~in case it is approved the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or in virtue of a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the ~~General Meeting~~general meeting which approves the reorganization, the ~~public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 55, item (b), as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9, item (b) and in accordance with the Novo Mercado Listing Rules.~~Company’s exit from Novo Mercado shall be conditioned to the public tender offer in the same conditions as described in Article 52 above:

                                i.            Said shareholders’ general meeting shall determine the person(s) in charge of making the public offer for the acquisition of shares, which (who), present at the meeting, shall expressly assume the obligation to make the offer;

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                              ii.            In the event that the persons in charge of making the public offer for the acquisition of shares cannot be determined, in the case of the operation or corporate reorganization, in which the company resulting from such reorganization does not have its securities admitted to trading in the Novo Mercado, the shareholders which / who voted for the corporate reorganization shall make said offer.

Article ~~57.~~54.  In case the Company has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado ~~Listing~~ Rules, the ~~Chairman~~chairman  of the ~~Board~~board  of ~~Directors~~directors  shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an ~~Extraordinary General Shareholders’ Meeting~~extraordinary general shareholders’ meeting to replace the entire ~~Board~~board  of ~~Directors~~directors.

§1. In the event the ~~Extraordinary General Shareholders’ Meeting~~extraordinary general shareholders’ meeting referred to in this Article ~~57~~54  is not called by the ~~Chairman~~chairman  of the ~~Board~~board  of ~~Directors~~directors  within the two-day time period, the meeting may be called by any shareholder of the Company.

§2. The new ~~Board~~board  of ~~Directors~~directors  elected at the ~~Extraordinary General Shareholders’ Meeting~~extraordinary general shareholders’ meeting referred to in the preceding provisions of this Article ~~57~~54  shall cure the non-compliance with the obligations under the Novo Mercado ~~Listing~~ Rules in the shortest period of time possible or within the new time period granted by BM&FBovespa for this purpose, whichever is shorter.

Article ~~58.~~55. The Company’s exit from the Novo Mercado due to the noncompliance with the liabilities contained in the Novo Mercado Rules is subject to the making of public offer for the acquisition of shares, at least, for the Economic Value of the shares, determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations

§1. The Controlling Shareholdershall make the public offer for the acquisition of shares provided for in the caput of this Article 55.

§2. In case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by the reason ~~of non-compliance with obligations in the Novo Mercado Listing Rules~~referred to in caput  of this Article 55 resulting from:

(a)    a resolution adopted at a ~~General Meeting~~general meeting of ~~Shareholders~~shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

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(b)   an act or event of ~~management, a General Meeting~~Management, the Management shall ~~be called~~call a general meeting to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. ~~The provisions of Article 55, item (b), must be observed in~~In  case the ~~General Meeting~~general meeting decides that the Company shall exit the Novo Mercado, the general meeting shall determine the person(s) in charge of making the public offer for the acquisition of shares as set forth in caput, which (who), present at the meeting, shall expressly assume the obligation to make the offer.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article ~~59.~~56.  Any shareholder or Group of Shareholders (“AcquiringRelevant  Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the ~~Investors Relations Officer~~investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§1. The ~~Acquiring~~Relevant  Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article ~~59~~56  above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Corporation Law  ~~No. 6,404/76,~~,  the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these ~~By-laws~~Bylaws.

§2. The ~~Acquiring~~Relevant  Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the ~~economic value~~Economic Value, determined in accordance with an appraisal report made pursuant to the provisions of Article 9, item (c), and of Article 10.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a)   it shall be directed equally to all shareholders of the Company;

(b)   it shall be effected by an auction to be held on BM&FBovespa;

(c)   it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

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(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article ~~63,~~57,  §2;

(e)   it shall be launched at the price determined in accordance with the provisions of this Article ~~62~~56  and settled in cash, in national currency; and

(f)   it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article ~~60.~~57.  The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the ~~Acquiring~~Relevant  Shareholder, may request to the management of the Company that a ~~Special General Meeting~~special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article ~~59,~~56,  §4, item (f), and pursuant to the procedures provided under Article 4-A of Corporation Law ~~No. 6,404/76~~ and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§1. In the ~~Special General Meeting~~special general meeting referred to in Article ~~60,~~57,  all shareholders, except for the ~~Acquiring~~Relevant  Shareholder, shall be entitled to vote.

§2. In case the ~~Special General Meeting~~special general meeting referred to in this Article ~~60~~57  decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the ~~Acquiring~~Relevant  Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said ~~Special General Meeting~~special general meeting.

Article ~~61.~~58.  The requirement to make a mandatory tender offer under Article ~~59~~56  does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article ~~62.~~59.  The obligations applicable under Article 254-A of Corporation Law ~~No. 6,404/76~~ and under Article ~~51~~48  do not exclude the need for the ~~Acquiring~~Relevant  Shareholder to comply with the obligations applicable under this Chapter.

Article ~~63.~~60.  The requirement to make a mandatory tender offer under Article ~~59~~56  shall not be applicable in the following cases:

(a)   when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the ~~Acquiring~~Relevant  Shareholder, remains in the Company;

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(b)   if the 30% equity stake is obtained by the ~~Acquiring~~Relevant  Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado ~~Listing~~ Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c)   if the 30% equity stake is obtained by the ~~Acquiring~~Relevant  Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these ~~By-laws~~Bylaws  shall be observed.

Article ~~64.~~61.  If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the ~~Board~~board  of ~~Directors~~directors  shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a)   the ~~Board~~board  of ~~Directors~~directors  may hire specialized external advisors, meeting the requirements of Article 10, §~~2,~~1,  with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b)   ~~the Board of Directors shall make public, with the corresponding justification thereto, to the shareholders, its opinion on the convenience and opportunity of public tender offer under analysis; and~~        the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares as to the interest of the group of shareholders, and in relation to the liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

(c)   the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

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Article ~~65.~~62.  In case the ~~Acquiring~~Relevant  Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article ~~59~~56; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the ~~Board~~board  of ~~Directors~~directors  of the Company shall call an ~~Extraordinary General Meeting~~extraordinary general meeting, in which the ~~Acquiring~~Relevant  Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the ~~Acquiring~~Relevant  Shareholder rights, in accordance with Article 120 of Corporation Law  ~~No. 6,404/76.~~.

CHAPTER IX

LIQUIDATION

Article ~~66.~~63.  The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the ~~Shareholders in General Meeting~~shareholders in general meeting shall establish the manner of liquidation and install the ~~Fiscal Council~~fiscal council, which shall function during the period of liquidation.  The ~~Board~~board  of ~~Directors~~directors  shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER X

ARBITRATION

Article ~~67.~~64.  The Company and its shareholders, ~~officers, directors~~Managers  and members of the ~~Fiscal Council~~fiscal council are obligated to resolve by arbitration before the Arbitration Chamber of Market, any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Corporate Law  ~~6404/76,~~,  these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, ~~the Securities Commission –~~ CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado ~~Listing~~ Rules, the Arbitration Rules, the Regulation of Sanctions and the Novo Mercado Participation Agreement ~~and the Arbitration Rules of the Market Arbitration Chamber~~.

Sole Paragraph. For the purposes of the provisions in the caput of this Article 64, the terms “Arbitration Rules” and “Regulation of Sanctions” employed above shall have the meanings assigned thereto as follows:

“Arbitration Rules” means the Rules of the Arbitration Chamber of the Market, including its later alterations, which rule the arbitration procedure to which all conflicts set forth in the arbitration clause set forth in the caput of Article 64 of these Bylaws and contained in the Managers’ Consent, Majority Shareholders’ Consent, and that of the members of the fiscal council, shall be conducted; and “Regulation of Sanctions” means the Regulation for Application of Pecuniary Sanctions of the Novo Mercado, including later amendments thereto, which rule the application of sanctions in the cases of total or partial noncompliance with the liabilities arising out of the Novo Mercado Rules.

106

CHAPTER XI

GENERAL PROVISIONS

Article ~~68.~~65.  The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Corporation Law.  ~~6404/76.~~  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the ~~Chairman of General Shareholders’ Meetings and Board~~chairman of general shareholders’ meetings and board of ~~Directors~~directors  meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 66. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offer provided for in these Bylaws are intended to.

107

V.2.     REPORT ON ALTERATIONS PROPOSED TO THE BYLAWS

Find below, as provided for in Article 11, II, of the Instruction of the Brazilian Securities and Exchange Commission (“CVM”) no. 481, of December 17, 2009, report, in form of a table, detailing the origin and justification of the alterations proposed to the Company’s Bylaws, and analyzing its legal and economic effects, as applicable:

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

CHAPTER I	CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION	NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.	Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.	Unaltered.
(Nonexistent provision)

Sole Paragraph. With the Company admission to the special securities trading segment of the São Paulo Stock Exchange Comission (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (hereinafter respectively referred to as “Novo Mercado” and “BM&FBovespa”), the Company, its shareholders, Managers, and members of the fiscal council, when installed, shall be subject to the provisions of the BM&FBovespa New Market Listing Regulation (hereinafter referred to as “Novo Mercado Rules”)

Creation of a new paragraph in order to adapt the Bylaws to the Novo Mercado Rules.

Article 2. The Company’s headquarters and forum are located in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the Board of Directors or the Executive Board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 2. The Company’s headquarters and forum are located in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the board of directors or the executive board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Unaltered.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art. 36, §1, in which case prior approval of the Board of Directors will not be required.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the board of directors, except in the situation provided in Art. 33, §1, in which case prior approval of the board of directors will not be required.

Only wording alteration for adaptation to the Novo Mercado Rules and alteration for updating reference to the provision in the Bylaws.
Article 4. The Company has an indefinite term of duration.	Article 4. The Company has an indefinite term of duration.	Unaltered.

108

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

CHAPTER II	CHAPTER II
CAPITAL AND SHARES	CAPITAL AND SHARES

Article 5. The capital of the Company is R$2,730,788,422.18, which is fully paid-in and divided into 432,137,739 common shares, registered, book-entry and without par value.	Article 5. The capital of the Company is R$2,734,156,672.12, which is fully subscribed and paid-in, divided into 432,699,559 common shares, all registered, book-entry and without par value.

Ratification of the current value of the capital stock and number of stocks issued by the Company aiming at the consolidation of the latest alterations of its capital stock, approved by the board of directors, within the limit of the authorized capital.

Clarify that the Company’s capital stock is fully subscribed and all stocks are registered.

§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.	§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.	Unaltered.
§2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders.	§2. Each common share carries the right to one vote on resolutions at general meetings of shareholders.	Only wording alteration for adaptation to the Novo Mercado Rules.
§3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).	§3. The Company shall not issue preferred shares or participation certificates (partes beneficiárias).	Prohibition of the issue of shares of the preferred shares or participation certificates, in compliance with the provisions of the Novo Mercado Rules.

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Corporation Law.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Article 6. The capital of the Company may be increased by resolution adopted by the board of directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Only wording alteration for adaptation to the Novo Mercado Rules.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to articles 257 to 263 of Law 6404/76. Pursuant to article 171, §3 of Law 6.404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to articles 257 to 263 of Corporation Law. Pursuant to article 171, §3 of Corporation Law, there shall be no preemptive rights on the grant and exercise of the share purchase options.

Only wording alteration for adaptation to the Novo Mercado Rules.
109

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

CHAPTER III	CHAPTER III
GENERAL MEETING OF SHAREHOLDERS	GENERAL MEETING OF SHAREHOLDERS

Article 8. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

Article 8. A general meeting of shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

Only wording alteration for adaptation to the Novo Mercado Rules.

§1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§1. General meetings of shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

Only wording alteration for adaptation to the Novo Mercado Rules.

§2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§2. General meetings of shareholders shall be called to order and chaired by the chairman of the board of directors or, in his absence, by a shareholder appointed by the shareholders at the general meeting. The chairman of the general meeting shall choose one of those present at the meeting to act as secretary.

Only wording alteration for adaptation to the Novo Mercado Rules.
§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.	§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.	Only wording alteration for adaptation to the Novo Mercado Rules.
§4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.	§4. The list of shareholders present at the meeting shall be closed by the chairman immediately after the general meeting is called to order.	Only wording alteration for adaptation to the Novo Mercado Rules.

§5. Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§5. Shareholders which appear at a general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

Only wording alteration for adaptation to the Novo Mercado Rules.

§6. The resolutions of the General Meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 10.

§6. The resolutions of the general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 10.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 9. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

(a) decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (respectively “Novo Mercado” and “BM&FBovespa”), which shall be communicated to BM&FBovespa in writing, 30 (thirty) days in advance;

(b) always subject to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

(c) resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

Article 9. In addition to the matters provided for by the law, the shareholders in general meeting shall:

(a) decide on the Company’s exit from the Novo Mercado of BM&FBovespa, which shall be communicated to BM&FBovespa in writing, 30 (thirty) days in advance;

(b) always subject to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the board of directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

(c) resolve cases on which these Bylaws are silent, subject to the provisions of Corporation Law.

Only wording alteration for adaptation to the Novo Mercado Rules.

110

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s economic value, referred to in Article 9 (c) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed.  The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s Economic Value (as defined hereafter), referred to in Article 9 (b) of these Bylaws, shall be solely made by the shareholders’ general meeting, from the submission, by the board of directors, of triple list, and the respective resolution shall be made by the majority of votes cast by holders of Outstanding Shares present at the general meeting in question, blank votes not being computed. The quorum for the general meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

Alterations for suiting the Novo Mercado Rules.
(Provision included in § 2, of this Article 10)

§1. The appraisal reports mentioned in this Article 10 shall be elaborated by a specialized firm or institution, with proven experience and independent as to the power of decision of the Company, its Managers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Corporation Law, and shall bear the responsibility set forth in §6 of the same article.

Renumbering of the provisions in the former paragraph 2, of Article 10, of the Bylaws, in order to suit to the Novo Mercado Rules.
§1. For purposes of these Bylaws:	§2. For purposes of these Bylaws:	Unaltered.
“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;	“Controlling Shareholder” means the shareholder(s) or Shareholder Group that exercises Control of the Company;	Only wording alteration for adaptation to the Novo Mercado Rules.
“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company;	“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a Disposal of Control of the Company;	Only wording alteration for adaptation to the Novo Mercado Rules.
“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;	“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;	Unaltered.

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s managers and treasury shares;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s Managers and treasury shares;

Only wording alteration for adaptation to the Novo Mercado Rules.
(Nonexistent provision)

“Managers”, when appearing in the singular form, the Company’s officers and members of the board of directors individually referred, or, when in the plural form, the Company’s officers and members of the board of directors collectively referred;

Inclusion of definition under the Novo Mercado Rules.
“Disposal of Control” means the transfer to a third party, for value, of Control Shares;	(Provision moved to promptly below the definition of “Purchaser”, for improving purposes)	Wording adjustments.
“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;	“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;	Unaltered.
(Provision formerly located before the definition of “Purchaser”, moved for improving purposes)	“Disposal of Control” means the transfer to a third party, for value, of Control Shares;	The location of this provision was altered to satisfy alphabetical order.

“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their officers or administrators in common;

“Shareholder Group” means a group that (a) are bound by contracts or vote agreements of any nature, whether directly or through controlled companies, controlling companies or companies under common control; or (b) among whom there is a direct or indirect control relationship; or (c) under common control;

Alterations in the wording for suiting the Novo Mercado Rules.
(Nonexistent provision)	“Corporation Law” the Law no. 6.404, of December 15, 1976, and all of the subsequent amendments thereto;	Inclusion of definition under the Novo Mercado Rules.

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital;

“Control” means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure, regardless of the equity interest held. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last 3 (three) general shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital;

Alterations in the wording for suiting the Novo Mercado Rules.
111

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

(Nonexistent provision)

“Statement of Consent from Managers” means the document by which the Company Managers personally undertake to be subject to and act in accordance with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Regulation of Sanctions and the Arbitration Clause and the Arbitration Rules, which document shall also be valid as Arbitration Clause, in the form set out in Exhibit A to the Novo Mercado Rules;

Inclusion of definition under the Novo Mercado Rules.

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Rules, the Regulation of Sanctions, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit B to the Novo Mercado Rules;

Only wording alteration for adaptation to the Novo Mercado Rules.
(Nonexistent provision)

“Economic Value” the value of the Company and its shares to be determined by specialized firm, availing of acknowledged methodology, or based on another criterion to be established by the Brazilian Securities and Exchange Commission (hereinafter referred to as “CVM”).

Inclusion of definition under the Novo Mercado Rules.

§2. The appraisal reports mentioned in this Article 10 shall be elaborated by a specialized company or institution, with proven experience and independent as to the power of decision of the Company, its officers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Law 6.404/76, and shall bear the responsibility set forth in §6 of the same article.

	Altered to § 1 of this Article 10	Said wording was maintained in the current wording of paragraph 1, of Article 10, of the Company’s Bylaws.

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9 (c) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9 (b) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Wording adaptation (reference to another Article).

Article 12. The General Meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

Article 12. The general meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

Only wording alteration for adaptation to the Novo Mercado Rules.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the General Meeting referred to in the main clause of this Article 12, when the Board of Directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the general meeting referred to in the main clause of this Article 12, when the board of directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

Only wording alteration for adaptation to the Novo Mercado Rules.

§2. The General Meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§2. The general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

Only wording alteration for adaptation to the Novo Mercado Rules.
§3. The suspension of rights shall cease when the violated obligation is performed.	§3. The suspension of rights shall cease when the violated obligation is performed.	Unaltered.

112

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

CHAPTER IV	CHAPTER IV
MANAGEMENT	MANAGEMENT
SECTION IV.I. – GENERAL RULES	SECTION IV.I. – GENERAL RULES

Article 13. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).	Article 13. The Company is managed by the board of directors (Conselho de Administração) and the executive board (Diretoria).	Only wording alteration for adaptation to the Novo Mercado Rules.

Article 14. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Article 14. The members of the board of directors and the executive board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Only wording alteration for adaptation to the Novo Mercado Rules.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the prior execution of the Statement of Consent from Managers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Sole Paragraph. The investiture of the members of the board of directors and the board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, (i) the prior execution of the Statement of Consent from Managers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 15. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees.  Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

Article 15. The shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s Managers and members of its advisory committees.  Where the remuneration is fixed on a global basis, the board of directors shall determine the amounts to be paid to each individual. Where applicable, the board of directors shall also distribute the share in profits fixed by the shareholders in general meeting.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 16. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the Board of Directors:

(a) the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b) the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the Board of Directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c) the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d) the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e) the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the Board of Directors shall exercise its competence set forth in Article 64 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders interests considered as a whole;

(f) the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g) the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h) the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(i) the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy;

(j) no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

Article 16. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the board of directors:

(a) the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b) the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the board of directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c) the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d) the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e) the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the board of directors shall exercise its competence set forth in Article 61 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’ interests considered as a whole;

(f) the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g) the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h) the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(i) the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

(j) no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

Only wording alteration for adaptation to the Novo Mercado Rules. Wording adaptation (reference to another Article due to renumbering).

113

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

SECTION IV.II. – BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)	SECTION IV.II. – BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)
Composition	Composition

Article 17. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted.

Article 17. The board of directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be elected and removable by the shareholders in general meeting, with an unified term of office of two (2) years, re-election being permitted.

Exclusion of the obligation of the director to be a shareholder, under Law no. 12.431/11. Only wording alteration for adaptation to the Novo Mercado Rules.
Article 18. At least 20% of the effective members of the Board of Directors shall be Independent Members.

Article 18. From the members of the board of directors, no less than twenty percent (20%) shall be Independent Members, expressly declared as such in the minutes of the shareholders’ general meeting electing them, and the director(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Corporation Law, shall be likewise deemed independent director(s).

Alterations for suiting the Novo Mercado Rules.

§1. When, due to the  observance of the percentage referred to in the main clause of this Article 17, the election results in fractional number of Directors, the Shareholders in General Meeting shall round it to whole number: (i) immediately above, when  the fraction is equal to or greater than 0,5, or  (ii) immediately below when  the fraction is less  than 0.5.

§1. When, due to the  observance of the percentage referred to in the main clause of this Article 18, the election results in fractional number of directors, the shareholders in general meeting shall round it to whole number: (i) immediately above, when  the fraction is equal to or greater than 0,5 (five decimals), or  (ii) immediately below when  the fraction is less  than 0.5 (five decimals).

Only wording alteration for adaptation to the Novo Mercado Rules. Wording adaptation (reference to another Article).

§2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to the company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee or member of the management of the Company or entity offering services and/products to, or requesting services and/or products from, the Company; (vi) is not a spouse, or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any other kind of remuneration from the Company other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to the company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee or member of the management of the Company or entity offering services and/products to, or requesting services and/or products from, the Company, as material that will implicate in loss of independence; (vi) is not a spouse, or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any other kind of remuneration from the Company other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

Only wording alteration for adaptation to the Novo Mercado Rules.
§3. It shall also be considered an Independent Member that one elected through the faculty set forth in §§4 and 5 of Article 141 of Law 6.404/76.	§3. The position of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.

The definition included in the former § 3 is now in the caput of this Article.

The new definition of this § 3 was included for suiting the Bylaws to the Novo Mercado Rules, which was formerly in § 5, of Article 19.

114

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Functioning	Functioning

Article 19. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

Article 19. The board of directors shall have a chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the chairman, the chairmanship shall be assumed by the member previously designated by the chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

Only wording alteration for adaptation to the Novo Mercado Rules.

§1. As set forth in Article 150 of Law 6.404/76, in case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors, assisted by the Nominating and Corporate Governance Committee, shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, shall only be substituted by another Independent Member.

§1. As set forth in Article 150 of Corporation Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Nominating and Corporate Governance Committee, shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput  of this Article is complied with. An Independent Member, shall only be substituted by another Independent Member.

Inclusion of paragraph for reproducing the general rule of the law (subject to the exceptions provided for therein), which, in the event of vacancy of an incumbent member of the board of directors not resulting in composition lower than the majority of the offices of the body, the remaining member might choose a substitute or decide for leaving the office vacant until the next stockholders’ general meeting.

§2. In case of vacancy in the majority of positions of the Board of Directors, a General Meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§2. In case of vacancy in the majority of positions of the board of directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

Only wording alteration for adaptation to the Novo Mercado Rules.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

Unaltered.

§4. Respecting the provision of the caput  of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Member shall only be substituted by another Independent Member.

§4. Respecting the provision of the caput  of this Article in relation to the chairman, in case of the temporary absence of any member of the board of directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Member shall only be substituted by another Independent Member.

Only wording alteration for adaptation to the Novo Mercado Rules.
§5. The Chief Executive Officer cannot be elected for the office of Chairman of the Board of Directors.	(Provision moved to §3, of Article 18, for improving purposes.)	Provision moved to §3, of Article 18, for improving purposes, whose wording was adapted to the Novo Mercado Rules.

Article 20. The Board of Directors shall meet at least bimonthly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting.  Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article 20. The board of directors shall meet at least bimonthly. Meetings of the board of directors shall be called by the chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the board of directors shall be considered to have been regularly called.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 21. The quorum for Board of Directors’ meetings shall be four members.  Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

Article 21. The quorum for board of directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

Only wording alteration for adaptation to the Novo Mercado Rules.
§1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.	§1. The decisions of the board of directors shall be recorded in minutes, which shall be signed by the members present at the meeting.	Only wording alteration for adaptation to the Novo Mercado Rules.

§2. Directors may take part at meetings of the Board of Directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§2. Directors may take part at meetings of the board of directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

Only wording alteration for adaptation to the Novo Mercado Rules.
§3. The Chief Executive Officer shall attend all meetings of the Board of Directors, providing clarification as needed.	§3. The chief executive officer shall attend all meetings of the board of directors, providing clarification as needed.	Only wording alteration for adaptation to the Novo Mercado Rules.

115

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Powers	Powers

Article 22. In addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:	Article 22. In addition to such other powers and duties conferred on it by law and these Bylaws, the board of directors shall have powers to:	Only wording alteration for adaptation to the Novo Mercado Rules.
(a) fix the general direction of the Company’s business;	(a) fix the general direction of the Company’s business;	Unaltered.
(b) define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the Executive Board;	(b) define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the executive board;	Only wording alteration for adaptation to the Novo Mercado Rules.

(c) approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(c) approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

Unaltered.

(d) attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

(d) attribute, from the global amount of remuneration fixed by the shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

Only wording alteration for adaptation to the Novo Mercado Rules.
(e) nominate a slate for the election of the Board of Directors;	(e) nominate a slate for the election of the board of directors;	Only wording alteration for adaptation to the Novo Mercado Rules.

(f) elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that  such positions  are  always  occupied  by  trained people, familiar  with  the activities of the Company and its controlled companies,  and also able to  implement  its  business plans, long-term goals, and  ensure  the  continuity  of  the Company;

(f) elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that  such positions  are  always  occupied  by  trained people, familiar  with  the activities of the Company and its controlled companies,  and also able to  implement  its  business plans, long-term goals, and  ensure  the  continuity  of  the Company;

Only wording alteration for adaptation to the Novo Mercado Rules.

(g) supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(g) supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

Only wording alteration for adaptation to the Novo Mercado Rules.

(h) determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(h) determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

Unaltered.

(i) instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(i) instruct the votes related to the global remuneration of management to be cast by Company’s representative at the general meeting of shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

Unaltered.

(j) in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(j) in accordance with a plan approved by the shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

Only wording alteration for adaptation to the Novo Mercado Rules.
116

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

(k) call General Shareholders’ Meetings;	(k) call general shareholders’ meetings;	Only wording alteration for adaptation to the Novo Mercado Rules.
(l) submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;	(l) submit to the shareholders in general meeting any proposed amendment to these Bylaws;	Only wording alteration for adaptation to the Novo Mercado Rules.
(m) issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;	(m) issue its opinion on the executive board’s management report and accounts, and authorize the distribution of interim dividends;	Only wording alteration for adaptation to the Novo Mercado Rules.

(n) attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(n) attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

Unaltered.

(o) authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(o) authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

Unaltered.
(p) appoint and dismiss the Company’s independent auditors;	(p) appoint and dismiss the Company’s independent auditors;	Unaltered.

(q) approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 6 of these Bylaws;

(q) approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

Unaltered.

(r) approve the issuance of debentures of any species and characteristics and with any guarantees, provided that,  in the case of  debentures convertible into shares, the limit  authorized  for the issuance of common shares,  provided for in  Article 6 hereof, is complied with;

(r) approve the issuance of debentures of any species and characteristics and with any guarantees, provided that,  in the case of  debentures convertible into shares, the limit  authorized  for the issuance of common shares,  provided for in  Article 6 hereof, is complied with;

Unaltered.
(s) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;	(s) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;	Unaltered.

(t) approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(t) approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

Unaltered.

(u) authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(u) authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the board of directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

Only wording alteration for adaptation to the Novo Mercado Rules.

(v) authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;

(v) authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (u) above), when such transactions are not provided for in the annual budget;

Wording adaptation (reference to another Article)
(w) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;	(w) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;	Unaltered.

(x) establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 9, (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer, in the cases provided under these Bylaws; and

(x) determine the list of three companies specialized in economical valuation, to be submitted to the general shareholders meeting for the purposes of Article 9, (b) of these Bylaws, for the preparation of the appraisal report of the Company’s shares for purposes of public offer of shares, cancellation of registration as a publicly-held company registration, exiting the Novo Mercado or mandatory public tender offer, in the cases provided under these Bylaws; and

Wording adaptation for suiting the Novo Mercado Rules.

(y) issue its opinion in advance, making it public and observing the rules laid out in Article 64 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 59 hereof.

(y) issue its opinion in advance, making it public and observing the rules laid out in Article 61 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 56 hereof.

Wording adaptation (reference to another Article due to renumbering).

117

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

SECTION IV.III. – EXECUTIVE BOARD (DIRETORIA)	SECTION IV.III. – EXECUTIVE BOARD (DIRETORIA)

Article 23. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.	Article 23. The executive board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.	Only wording alteration for adaptation to the Novo Mercado Rules.

Article 24. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Article 24. The executive board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the chief executive officer, who shall also chair the meeting.

Only wording alteration for adaptation to the Novo Mercado Rules.
Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.	Sole Paragraph. The quorum for meetings of the executive board is a majority of the Company’s officers.	Only wording alteration for adaptation to the Novo Mercado Rules.

Article 25. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 25. In the event of a vacancy on the executive board, or incapacity of an officer, the board of directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 26. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders.  The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 26. The executive board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the board of directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 27. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação), Institutional Relations Officer (Diretor de Relações Institucionais), and Sales and Marketing Officer (Diretor de Vendas e Marketing) and the remaining officers shall have no specific designation. Accumulation of functions is allowed.

Article 27. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief executive financial officer (diretor executivo financeiro), chief executive of Gafisa (director executive de Gafisa) and the remaining chief executive operational officers (diretores executivos operacionais). Accumulation of functions is allowed.

We propose the exclusion of the offices of chief construction officer, chief building commissioning officer, and sales and marketing officer, whose functions shall be partially accumulated by the new function of chief executive Gafisa officer. We also propose the review of the names of the officers’ offices to chief executives. Moreover, we propose the additional creation of the office of chief executive operational officers. Said alterations are intended to formalize the new strategic planning of the Company, suggested by the board of directors, and to make clear in the bylaws the functions prior approved in the Company, but currently not under the responsibility and formal duties imputed to an officer appointed under the bylaws.

Article 28. The duties of the Chief Executive Officer are:

(a) to submit for approval by the Board of Directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b) to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c) to formulate the Company’s operating strategies and directives based on the general orientation provided by the Board of Directors;

(d) to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

(e) to coordinate and supervise the work of the Executive Board, and to call and chair its meetings;

(f) to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 44, item (d) below;

(g) attend meetings of the Board of Directors and the General Meeting, as provided in these Bylaws and the applicable law;

(h) to represent the Company towards shareholders,  investors, customers, media, society  and towards legal, business and government agencies, protecting  the  interests  of the organization as well as its  image;

(i) to supervise all the Company’s activities, and also other powers conferred upon it by the Board of Directors.

Article 28. The duties of the chief executive officer are:

(a) to submit for approval by the board of directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b) to submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c) to formulate the Company’s operating strategies and directives based on the general orientation provided by the board of directors;

(d) to establish the criteria for executing the resolutions adopted at the general shareholders’ meetings and meetings of the board of directors, with the participation of the other officers;

(e) to coordinate and supervise the work of the executive board, and to call and chair its meetings;

(f) to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 41, item (d) below;

(g) attend meetings of the board of directors and the general meeting, as provided in these Bylaws and the applicable law;

(h) to represent the Company towards shareholders,  investors, customers, media, society  and towards legal, business and government agencies, protecting  the  interests  of the organization as well as its  image; and

(i) to supervise all the Company’s activities, and also other powers conferred upon it by the board of directors.

Only wording alteration for adaptation to the Novo Mercado Rules. Wording adaptation (reference to another Article due to renumbering).

Article 29. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BM&FBovespa), and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 29. In addition to such other functions as may be assigned by the board of directors, the investor relations officer is responsible for providing information to investors, CVM and BM&FBovespa, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Only wording alteration for adaptation to the Novo Mercado Rules.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Article 30. The duties of the Chief Financial Officer are:

(a) to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b) to submit to the Board of Directors, after the opinion of the Audit Committee and Fiscal Council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c) to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d) to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

(e) to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(f) to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and procedures supervision;

(g) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(h) to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

(i) to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(j) to participate in the Executive Board meetings (Article 24), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(k) to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image.

Article 30. The duties of the chief executive financial officer are:

(a) to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b) to submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c) to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d) to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;

(e) to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;

(f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(g) to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(h) to define strategies and guidelines for the Company, through annual planning of actions and and elaboration of budget, together with other officers, aiming the goals established by the Company

(i) to participate in the executive board meetings (Article 24), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(j) to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image.

Only wording alteration for adaptation to the Novo Mercado Rules, further to the adaptation to the name of the office to chief executive financial officer.

Inclusion of new responsibility in item (j) concerning the planning activity, understood as the responsibility of the chief financial officer, and exclusion of payment and receipt operations (former item (d)) and proper application of the tax laws (former item (h)), understood as control liabilities and not as a responsibility of the chief executive financial officer.

Article 31. The duties of the Superintendent Officer of Construction are:

(a) ensure proper monitoring of construction, with regard to cost, schedule, quality of works by the Company or by third parties, promoting their implementation as approved in prior planning;

(b) to provide guidelines and to monitor the budget aiming at the feasibility of new ventures, for subsequent approval of the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c) ensure proper management of relationships with suppliers of the Company and approve their hiring;

(d) ensure proper management of the environment and safety of the construction of its works or third parties works;

(e) ensure proper delivery of the enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f) to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

(g) to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h) to approve and to ensure the compliance with the Company’s budget, destined to the construction area, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(i) to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(j) to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the shortest time possible, and be responsible for paying taxes and obtaining all necessary documentation to support the transfer;

(k) set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented; and

(l) to represent the Company before clients, media, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

	(Provision removed)	This office was excluded and the functions thereof partially assumed by the chief executive of Gafisa, according to the Company’s new strategic planning.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Article 32. The duties of the Superintendent Officer of Incorporation are:

(a) to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b) to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c) ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of enterprises;

(d) to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

(e) to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(f) to ensure the proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(g) to define, to areas of the Company responsible for enterprises incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

(h) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(i) to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(j) to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(k) to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(l) monitor the actions and results of marketing and sales together with the Sales and Marketing Officer, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(m) to define, along with the Sales and Marketing Officer, pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit; and

(n) to represent the Company before clients, press, the society and legal, corporate and governmental bodies, protecting Company’s interests and watching over its image.

	(Provision removed)	This office was excluded and its functions were partially assumed by the chief executive of Gafisa, under the Company’s new strategic planning.
(Provision included)

Article 31. The duties of chief executive of Gafisa are:

(a) to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b) to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c) ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of ventures;

(d) to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(e) to ensure the proper delivery of ventures to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f) to define, to areas of the Company responsible for ventures incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the board of directors;

(g) to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the board of directors;

(h) to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(i) set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented;

(j) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, in order to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(k) to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(l) to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(m) to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(n) monitor the actions and results of marketing and sales, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(o) to define pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit;

(p) to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(q) to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and obtaining all documentation required for the bank transfer; and

(r) to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image.

Inclusion of new provision due to the recent inclusion, in the Bylaws, of the Officers’ special powers, in compliance with the new Company’s strategic planning. The chief executive of Gafisa concentrates in his tasks a portion of the liabilities formerly assumed by the Superintendent Officer of Construction, Superintendent Officer of Construction and Sales and Marketing Officer. This amendment is intended to suit the powers of the chief executive of Gafisa to the tasks now actually discharged.

(Provision included)

Article 32. The duties of chief executive operational officers are, in addition to such other functions as may be assigned by the board of directors:

(a) to promote the development of Company’s activities, pursuant to its corporate purpose;

(b) to coordinate the Company’s and its subsidiaries’ activities;

(c) to promote the budget management of areas of the Company under its supervision, including the management and cost control;

(d) to coordinate the performance of its area and specific liabilities with those of the other officers; and

(e) to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Inclusion of new provision due to the recent inclusion in the Bylaws of the new powers of the chief executive officers, pursuant to the new strategic planning of the Company.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Article 33. The duties of the Institutional Relations Officer are:

(a) to keep contact with all public agencies and professional associations, giving support to land regularization proceedings;

(b) to give support to the search of new incorporation partners;

(c) to support the search for new contacts for construction by third parties to be executed by the Company;

(d) to be responsible for the Company’s policy and strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community;

(e) to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(f) to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image; and

(g) to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

	(Provision excluded)	This office was excluded and its functions partially assumed by the chief executive operational officer, under the Company’s new strategic planning.

Article 34. The duties of the Sales and Marketing Officer are:

(a) to plan, develop and coordinate sales activities, aiming at the Company's growth in the market and the fulfillment of plans and sales goals established for products and brands in the various distribution channels;

(b) to coordinate its own and outsourced sales team to maintain the best possible distribution of goods throughout the country and aiming to achieve sales targets;

(c) to define, along with the Superintendent Officer of Incorporation, prices, terms of sales and trade agreements, taking responsibility for ensuring the implementation of trade policy of the Company, to maximize profits and meet sales goals;

(d) to monitor the process of sales of the remaining units through control of third parties in order to decrease the amount of remaining units, therefore focusing on new releases;

(e) to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(f) to analyze the market relatively to its segment and the Company’s potential for sales of products and services for the domestic market, aiming to plan and propose marketing goals;

(g) to monitor and analyze the actions of competitors, embracing technical, strategic and price aspects, aiming to ensure the Company’s position in the market in the short, medium and long term;

(h) to monitor the actions and results of sales and marketing by monitoring the performance indicators, actions, communication actions and institutional marketing and products, as well as identifying new business opportunities;

(i) to develop communication strategies, advertising and sales of new releases, of the remaining units and of the Company’s brand, aiming to its use in the most efficient manner;

(j) to ensure the brand positioning of the Company with its respective target audience, within the guidelines established by the Company;

(k) to manage the correct application of the brand in the various materials used by the Company in order to standardize it and ensure its correct exposure, aiming to increase consumer awareness;

(l) to define the guidelines for the customer relationship area and the correct monitoring of the results of such area;

(m) to ensure the proper relationship of the areas of the Company with customers, taking responsibility for the fulfillment, by each of them, of the corresponding service level agreements;

(n) to ensure proper delivery of enterprises to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company; and

(o) to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

	(Provision removed)	This office was excluded and its functions were partially assumed by the chief executive of Gafisa, under the Company’s new strategic plan.
Article 35. The other officers without specific designation shall have the functions attributed to them by the Board of Directors.	(Provision removed)	Provision removed for no longer existing possibility of election of officers without special designation under the alterations proposed to the Article 27 above.

Article 36. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a) any two Officers;

(b) any officer acting jointly with an attorney-in-fact with specific powers; or

(c) two attorneys-in-fact with specific powers.

Article 33. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a) any two officers;

(b) any officer acting jointly with an attorney-in-fact with specific powers; or

(c) two attorneys-in-fact with specific powers.

Only wording alteration for adaptation to the Novo Mercado Rules. Provision renumbered.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 36 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 33 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

Wording adaptation (reference to another Article).

§2. The Company may be represented by a single officer, without the formalities provided for in this Article 36, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§2. The Company may be represented by a single officer, without the formalities provided for in this Article 33, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

Wording adaptation (reference to another Article).

§3. Powers of attorney shall always be granted or revoked by any two Officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

Only wording alteration for adaptation to the Novo Mercado Rules.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

SECTION IV.IV. – ADVISORY COMMITTEES	SECTION IV.IV. – ADVISORY COMMITTEES

Article 37. The Board of Directors shall have, as  advisory bodies, an  Audit  Committee, a  Compensation Committee and  a  Nominating  and  Corporate Governance Committee, which shall, within  their  competence, provide  subsidies  to the decisions  of the Board of Directors and,  if  the latter so determine, assist  the  Executive Board in  implementing  internal policies approved by the Board  of  Directors.

Article 34. The board of directors shall have, as  advisory bodies, an  Audit  Committee, a  Compensation Committee and  a  Nominating  and  Corporate Governance Committee, which shall, within  their  competence, provide  subsidies  to the decisions  of the board of directors and,  if  the latter so determine, assist  the  executive board in  implementing  internal policies approved by the board  of  directors.

Only wording alteration for adaptation to the Novo Mercado Rules. Provision renumbered.
Sole paragraph. The Board of Directors may determine the creation of other advisory committees, defining its composition and specific powers.	Sole paragraph. The board of directors may determine the creation of other advisory committees, defining its composition and specific powers.	Only wording alteration for adaptation to the Novo Mercado Rules.
Article 38. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.	Article 35. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.	Provision renumbered.
§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the Board of Directors, should it be deemed necessary given the nature of matter.	§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the board of directors, should it be deemed necessary given the nature of matter.	Only wording alteration for adaptation to the Novo Mercado Rules.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the Board of Directors about the Committee's work and acting along with the Executive Board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the board of directors about the Committee's work and acting along with the executive board in the necessary assistance to the implementation of internal policies within the scope of its duties.

Only wording alteration for adaptation to the Novo Mercado Rules.
§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.	§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.	Unaltered.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

Unaltered.
§5. Whenever necessary, the members of the Executive Board or of the Board of Directors can be invited to participate in the meetings of the Advisory Committees.	§5. Whenever necessary, the members of the executive board or of the board of directors can be invited to participate in the meetings of the Advisory Committees.	Only wording alteration for adaptation to the Novo Mercado Rules.

Audit Committee	Audit Committee

Article 39. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.	Article 36. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.	Unaltered.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in §2 of Article 18 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (SEC) and the NYSE, and at least one of the members shall have vast experience in accounting and financial management.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in §2 of Article 18 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

Only wording alteration for adaptation to the Novo Mercado Rules.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the board of directors for a term of two years, with reelection being allowed.

Only wording alteration for adaptation to the Novo Mercado Rules.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Article 40. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by Board of Directors or that are required by SEC and NYSE rules, always reporting to the Board of Directors in the exercise of its functions, to:

(a) recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b) supervise the work of independent auditors;

(c) review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d) evaluate the qualifications, performance and independence of auditors;

(e) establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f) at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g) review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h) review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i) review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(j) review, together with the Chief Executive Officer and the Chief Financial Officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k) consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l) settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m) review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n) assist the Board in carrying out oversight functions of the Executive Board;

(o) review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p) review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q) analyze possible conflicts of interest involving members of the Board of Directors, as well as provide opinion on whether any such Directors should vote in any matter that may give rise to conflict of interests or not, and

(r) analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Article 37. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by board of directors or that are required by SEC and NYSE rules, always reporting to the board of directors in the exercise of its functions, to:

(a) recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b) supervise the work of independent auditors;

(c) review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d) evaluate the qualifications, performance and independence of auditors;

(e) establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f) at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g) review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h) review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i) review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(j) review, together with the chief executive officer and the chief executive financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k) consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l) settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m) review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n) assist the board of directors in carrying out oversight functions of the executive board;

(o) review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p) review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q) analyze possible conflicts of interest involving members of the board of directors, as well as provide opinion on whether any such directors should vote in any matter that may give rise to conflict of interests or not, and

(r) analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Only wording alteration for adaptation to the Novo Mercado Rules.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Compensation Committee	Compensation Committee

Article 41. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.	Article 38. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.	Provision renumbered.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

Unaltered.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Only wording alteration for adaptation to the Novo Mercado Rules.

Article 42. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by Board of Directors, to:

(a) propose to the Board of Directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the Board of Directors, as well as to senior employees of the Company and its controlled companies.

(b) annually propose to the Board of Directors the compensation of the Company's officers, to be submitted to the General Meeting;

(c) propose to the Board of Directors the orientation of votes to be cast as provided in Article 22, item (i);

(d) recommend for approval by the Board of Directors, the allocation of the overall amount of the compensation fixed by the Shareholders’ General Meeting, of the monthly fees for each of the members of the management, the Advisory Committees, and other advisory bodies of the Company;

(e) review and recommend, to the approval of the Board of Directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions  applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(f) recommend, to the approval of the Board of Directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(g) recommend, to the approval of the Board of Directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

(h) review, and submit to the Board of Directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Article 39. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by board of directors, to:

(a) propose to the board of directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the board of directors, as well as to senior employees of the Company and its controlled companies.

(b) annually propose to the board of directors the compensation of the Company's officers, to be submitted to the general meeting of shareholders;

(c) propose to the board of directors the orientation of votes to be cast as provided in Article 22, item (i);

(d) recommend for approval by the board of directors, the allocation of the overall amount of the compensation fixed by the shareholders’ general meeting, of the monthly fees for each of the members of the management, the Advisory Committees, and other advisory bodies of the Company;

(e) review and recommend, to the approval of the board of directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions  applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(f) recommend, to the approval of the board of directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(g) recommend, to the approval of the board of directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

(h) review, and submit to the board of directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Only wording alteration for adaptation to the Novo Mercado Rules. Provision renumbered.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Nominating and Corporate Governance Committee	Nominating and Corporate Governance Committee

Article 43. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.	Article 40. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.	Provision renumbered.
Sole paragraph. The Nominating and Corporate Governance Committee members shall be elected by the Board of Directors for a term of two years, with reelection being allowed.	Sole paragraph. The Nominating and Corporate Governance Committee members shall be elected by the board of directors for a term of two years, with reelection being allowed.	Only wording alteration for adaptation to the Novo Mercado Rules.

Article 44. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by Board of Directors, to:

(a) identify suitable persons to become members of the Board of Directors and of the Executive Board, and recommend such candidates to the Board of Directors, subject to the laws, regulations and these Bylaws, regarding the requirements and impediments to elect directors and officers;

(b) identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the Board of Directors;

(c) recommend the nomination of members to the other Advisory Committees and any other committee established by the Board of Directors;

(d) develop, together with the Chief Executive Officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

(e) develop, review, and recommend to the Board of Directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company, as well as other internal policies on corporate governance that come to be necessary;

(f) periodically review the responsibilities of all Advisory Committees and other committees established by the Board of Directors, and recommend any proposal for changes thereto to the Board of Directors,

(g) continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

(h) prepare an annual report on the performance of its functions, evaluating the performance of members of the Board of Directors and the Executive Board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

(i) propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

Article 41. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by board of directors, to:

(a) identify suitable persons to become members of the board of directors and of the executive board, and recommend such candidates to the board of directors, subject to the laws, regulations and these Bylaws, regarding the requirements and impediments to elect directors and officers;

(b) identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the board of directors;

(c) recommend the nomination of members to the other advisory committees and any other committee established by the board of directors;

(d) develop, together with the chief executive officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

(e) develop, review, and recommend to the board of directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), as well as other internal policies on corporate governance that come to be necessary;

(f) periodically review the responsibilities of all advisory committees and other committees established by the board of directors, and recommend any proposal for changes thereto to the board of directors,

(g) continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

(h) prepare an annual report on the performance of its functions, evaluating the performance of members of the board of directors and the executive board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

(i) propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

Only wording alteration for adaptation to the Novo Mercado Rules. Provision renumbered.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

CHAPTER V	CHAPTER V
FISCAL COUNCIL (CONSELHO FISCAL)	FISCAL COUNCIL (CONSELHO FISCAL)

Article 45. The Fiscal Council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Fiscal Council shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article 42. The fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The fiscal council shall cease functioning at the first general shareholders’ meeting following its formation, and its members may be re-elected.

Only wording alteration for adaptation to the Novo Mercado Rules. Provision renumbered.
Article 46. The Fiscal Council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the Shareholders in General Meeting.	Article 43. The fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the shareholders in general meeting.	Only wording alteration for adaptation to the Novo Mercado Rules. Provision renumbered.
§1. The remuneration of the members of the Fiscal Council shall be fixed at the General Shareholders’ Meeting at which they are elected.	§1. The remuneration of the members of the fiscal council shall be fixed at the general shareholders’ meeting at which they are elected.	Only wording alteration for adaptation to the Novo Mercado Rules.

§2. The investiture of the members of the Fiscal Council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

§2. The investiture of the members of the fiscal council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Rules.

Provision renumbered Only wording alteration for adaptation to the Novo Mercado Rules.
Article 47. The Fiscal Council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	Article 44. The fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	Only wording alteration for adaptation to the Novo Mercado Rules. Provision renumbered.

CHAPTER VI	CHAPTER VI
FISCAL YEAR, BALANCE SHEET AND RESULTS	FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 48. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 45. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Provision renumbered.

Article 49. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

Article 46. The Company, by resolution of the board of directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the board of directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

Only wording alteration for adaptation to the Novo Mercado Rules. Provision renumbered.
§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.	§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.	Unaltered.
§2. The dividends and interest on its own capital distributed under the terms of this Article 49 shall be attributed to the mandatory dividend.	§2. The dividends and interest on its own capital distributed under the terms of this Article 46 shall be attributed to the mandatory dividend.	Wording adaptation (reference to another Article).
Article 50. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.	Article 47. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.	Provision renumbered.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the board of directors.

Only wording alteration for adaptation to the Novo Mercado Rules.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a) 5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of Law 6404/76;

(b) from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 50 and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c) an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a) 5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of Corporation Law;

(b) from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 47 and the adjustment provided for in Article 202 of Corporation Law, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c) an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

Only wording alteration for adaptation to the Novo Mercado Rules. Wording adaptation (reference to another Article)

§3. The reserve established in item (c) of §2 of this Article 50 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§3. The reserve established in item (c) of §2 of this Article 47 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

Only wording alteration for adaptation to the Novo Mercado Rules. Wording adaptation (reference to the very article)

§4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

§4. After the distribution provided for in the previous paragraphs, the shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the board of directors and subject to applicable law.

Only wording alteration for adaptation to the Novo Mercado Rules.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

CHAPTER VII	CHAPTER VII
CONTROL AND ABSENCE OF CONTROL	CONTROL AND ABSENCE OF CONTROL

Article 51. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article 48. Any Disposal of Control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the Acquirer of Control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Rules and on terms that ensure equal treatment with the Disposing Controlling Shareholder.

Adaptation of the wording to the Novo Mercado Rules. Provision renumbered.

Article 52. The public tender offer referred to in Article 51 shall also be made:

(a) in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and

(b) in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Article 49. The public tender offer referred to in Article 48 shall also be made:

(a) in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; or

(b) in the event of the disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Wording adaptation (reference to another Article). Provision renumbered.

Article 53. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

(a) make the public tender offer referred to in Article 51;

(b) compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation, and for that means duly observing the procedures stated in the Novo Mercado Listing Rules; and

(c) take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article 50. Any person which acquires Control by reason of a private purchase agreement made with the Controlling Shareholder involving any number of shares is required to:

(a) make the public tender offer referred to in Article 48;

(b) pay, as set forth herein, the amount equivalent to the difference between the price paid on the public tender offer and the amount paid by share eventually acquired in the stock exchange for a six-month period prior to the acquisition of Control, duly adjusted for inflation until date of payment. Said amount shall be distributed amongst all people who sold Company’s shares on the trading days the Acquirer of Control carried out the acquitions, in the proportion of daily net selling balance for each of them, and BM&FBovespa shall be responsible for operating the distribution, according to its regulations; and

(c) take such action as may be necessary to restore the Minimum Free Float of the Company’s Shares within the six (6) months following the acquisition of Control. For the purposes of this item, “Minimum Free Float of the Company’s Shares” means the Shares of the Company under negotiation, necessary for the Company to be admitted in the Novo Mercado, a percentage that shall be kept during the whole period that Company’s securities are registered for trading in Novo Mercado, which should be at least 25% (twenty-five percent) of the total outstanding shares of the Company.

Wording adaptation to the Novo Mercado Rules. Provision renumbered and wording adaptation (reference to another Article).

Article 54. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Article 51. The Company shall not record (i) any transfer of shares to the Purchaser, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores) referred to in the Novo Mercado Rules; or (ii) in its headquarters, no shareholders’ agreement that provides for the exercise of Control, until the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Wording adaptation to the Novo Mercado Rules. Provision renumbered.
(Provision included in Article 56 below)

Article 52. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or in virtue of a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the general meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 53 (b), itens “i” and “ii”, as applicable, shall do a public tender offer for the acquisition of shares of the remaining shareholders, offering at least the Economic Value determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations.

The provision was moved for being more consistent with the provisions of this Chapter of the Bylaws, and for suiting the Novo Mercado Rules.

Article 55. In case there is no Controlling Shareholder:

(a) whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

(b) whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization after which the resulting company’s securities are not admitted for trading on the Novo Mercado, the public tender offer shall be made by those to which such duty has been attributed by decision of said General Meeting, who shall be present in the General Meeting and therein expressly assume the obligation to make the tender offer.

Article 53. In case there is no Controlling Shareholder:

(a) whenever the shareholders in general meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, by the minimum price correspondent to the Economic Value determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the general meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

(b) in case it is approved the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or in virtue of a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the general meeting which approves the reorganization, the Company’s exit from Novo Mercado shall be conditioned to the public tender offer in the same conditions as described in Article 52 above;

i Said shareholders’ general meeting shall determine the person(s) in charge of making the public offer for the acquisition of shares, which (who), present at the meeting, shall expressly assume the obligation to make the offer;

ii In the event that the persons in charge of making the public offer for the acquisition of shares cannot be determined, in the case of the operation or corporate reorganization, in which the company resulting from such reorganization does not have its securities admitted to trading in the Novo Mercado, the shareholders which / who voted for the corporate reorganization shall make said offer.

Wording adaptation to Novo Mercado Rules. Wording adaptation (reference to another Article). Provision renumbered.

Article 56. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the General Meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 55, item (b), as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9, item (b) and in accordance with the Novo Mercado Listing Rules.

	(Provision included in Article 52 above)	The provision was moved for being more consistent with the provisions of this Chapter of the Bylaws, and for suiting Novo Mercado Rules.

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Article 57. In case the Company has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

Article 54. In case the Company has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Rules, the chairman of the board of directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an extraordinary general shareholders’ meeting to replace the entire board of directors.

Only wording alteration for adaptation to Novo Mercado Rules. Provision renumbered.

§1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 57 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§1. In the event the extraordinary general shareholders’ meeting referred to in this Article 54 is not called by the chairman of the board of directors within the two-day time period, the meeting may be called by any shareholder of the Company.

Only wording alteration for adaptation to Novo Mercado Rules. Wording adaptation (reference to another Article).

§2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 57 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BM&FBovespa for this purpose, whichever is shorter.

§2. The new board of directors elected at the extraordinary general shareholders’ meeting referred to in the preceding provisions of this Article 54 shall cure the non-compliance with the obligations under the Novo Mercado Rules in the shortest period of time possible or within the new time period granted by BM&FBovespa for this purpose, whichever is shorter.

Only wording alteration for adaptation to Novo Mercado Rules. Wording adaptation (reference to another Article).
(Nonexistent provision)

Article 55. The Company’s exit from the Novo Mercado due to the noncompliance with the liabilities contained in the Novo Mercado Rules is subject to the making of public offer for the acquisition of shares, at least, for the Economic Value of the shares, determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations

Inclusion of new clause for adaptation to Novo Mercado Rules.
(Nonexistent provision)	§1. The Controlling Shareholdershall make the public offer for the acquisition of shares provided for in the caput of this Article 55.	Inclusion of new clause for adaptation to Novo Mercado Rules.

Article 58. In case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:

(a) a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

(b) an act or event of management, a General Meeting shall be called to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. The provisions of Article 55, item (b), must be observed in case the General Meeting decides that the Company shall exit the Novo Mercado.

§2. In case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by the reason referred to in caput  of this Article 55 resulting from:

(a) a resolution adopted at a general meeting of shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

(b) an act or event of Management, the Management shall call a general meeting to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. In case the general meeting decides that the Company shall exit the Novo Mercado, the general meeting shall determine the person(s) in charge of making the public offer for the acquisition of shares as set forth in caput, which (who), present at the meeting, shall expressly assume the obligation to make the offer.

Wording adaptation to Novo Mercado Rules. Provision renumbered and wording adaptation (reference to another Article).

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

CHAPTER VIII	CHAPTER VIII
PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE	PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 59. Any shareholder or Group of Shareholders (“Acquiring Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the Investors Relations Officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

Article 56. Any shareholder or Group of Shareholders (“Relevant Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

Only wording alteration for adaptation to Novo Mercado Rules. Provision renumbered.

§1. The Acquiring Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 59 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Law No. 6,404/76, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

§1. The Relevant Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 56 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Corporation Law, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

Only wording alteration for adaptation to Novo Mercado Rules. Wording adaptation (reference to another Article).
§2. The Acquiring Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.	§2. The Relevant Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.	Only wording alteration for adaptation to Novo Mercado Rules.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the economic value, determined in accordance with an appraisal report made pursuant to the provisions of Article 9, item (c), and of Article 10.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the Economic Value, determined in accordance with an appraisal report made pursuant to the provisions of Article 9, item (c), and of Article 10.

Only wording alteration for adaptation to Novo Mercado Rules.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 63, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 62 and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 57, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 56 and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

Wording adaptation (reference to another Article).

Article 60. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Acquiring Shareholder, may request to the management of the Company that a Special General Meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 59, §4, item (f), and pursuant to the procedures provided under Article 4-A of Law No. 6,404/76 and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

Article 57. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Relevant Shareholder, may request to the management of the Company that a special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 56, §4, item (f), and pursuant to the procedures provided under Article 4-A of Corporation Law and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

Only wording alteration for adaptation to Novo Mercado Rules. Provision renumbered and wording adaptation (reference to another Article).
§1. In the Special General Meeting referred to in Article 60, all shareholders, except for the Acquiring Shareholder, shall be entitled to vote.	§1. In the special general meeting referred to in Article 57, all shareholders, except for the Relevant Shareholder, shall be entitled to vote.	Only wording alteration for adaptation to Novo Mercado Rules. Wording adaptation (reference to another Article).

§2. In case the Special General Meeting referred to in this Article 60 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Acquiring Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said Special General Meeting.

§2. In case the special general meeting referred to in this Article 57 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Relevant Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said special general meeting.

Only wording alteration for adaptation to Novo Mercado Rules. Wording adaptation (reference to another Article).

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

Article 61. The requirement to make a mandatory tender offer under Article 59 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 58. The requirement to make a mandatory tender offer under Article 56 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Provision renumbered and wording adaptation (reference to another Article).

Article 62. The obligations applicable under Article 254-A of Law No. 6,404/76 and under Article 51 do not exclude the need for the Acquiring Shareholder to comply with the obligations applicable under this Chapter.

Article 59. The obligations applicable under Article 254-A of Corporation Law and under Article 48 do not exclude the need for the Relevant Shareholder to comply with the obligations applicable under this Chapter.

Only wording alteration for adaptation to Novo Mercado Rules. Provision renumbered and wording adaptation (reference to another Article).

Article 63. The requirement to make a mandatory tender offer under Article 59 shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Acquiring Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Acquiring Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Listing Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Acquiring Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.

Article 60. The requirement to make a mandatory tender offer under Article 56 shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Relevant Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Relevant Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Relevant Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.

Only wording alteration for adaptation to Novo Mercado Rules. Provision renumbered and wording adaptation (reference to another Article).

Article 64. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the Board of Directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a) the Board of Directors may hire specialized external advisors, meeting the requirements of Article 10, §2, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the Board of Directors shall make public, with the corresponding justification thereto, to the shareholders, its opinion on the convenience and opportunity of public tender offer under analysis; and

(c) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

Article 61. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the board of directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a) the board of directors may hire specialized external advisors, meeting the requirements of Article 10, §1, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares as to the interest of the group of shareholders, and in relation to the liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

(c) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

The Board of Directors shall pronounce on any public offer the subject matter of which is all shares in the Company, as set out above, and on the offer it is hereby proposed to be created, evaluating its convenience and timely nature, and, as the case may be, upon such analysis, convening the Stockholders’ General Meeting for resolving on the revocation of the limitation of the voting right provided for in this proposal. Alteration was included to suit to this new rule of Novo Mercado Rules.

Provision renumbered and wording adaptation (reference to another Article).

Article 65. In case the Acquiring Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 59; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the Board of Directors of the Company shall call an Extraordinary General Meeting, in which the Acquiring Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Acquiring Shareholder rights, in accordance with Article 120 of Law No. 6,404/76.

Article 62. In case the Relevant Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 56; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the board of directors of the Company shall call an extraordinary general meeting, in which the Relevant Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Relevant Shareholder rights, in accordance with Article 120 of Corporation Law.

Only wording alteration for adaptation to Novo Mercado Rules. Provision renumbered and wording adaptation (reference to another Article).

Original Provisions of the Bylaws	Proposed Wording to the Bylaws	Justification

CHAPTER IX	CHAPTER IX
LIQUIDATION	LIQUIDATION

Article 66. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Fiscal Council, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

Article 63. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the shareholders in general meeting shall establish the manner of liquidation and install the fiscal council, which shall function during the period of liquidation. The board of directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

Only wording alteration for adaptation to Novo Mercado Rules. Provision renumbered.

CHAPTER X	CHAPTER X
ARBITRATION	ARBITRATION

Article 67. The Company and its shareholders, officers, directors and members of the Fiscal Council are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

Article 64. The Company and its shareholders, Managers and members of the fiscal council are obligated to resolve by arbitration before the Arbitration Chamber of Market, any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Corporate Law, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Rules, the Arbitration Rules, the Regulation of Sanctions and the Novo Mercado Participation Agreement.

Adaptation of wording for suiting Novo Mercado Rules. Provision renumbered and wording adaptation (reference to another Article).
(Nonexistent provision)

Sole Paragraph. For the purposes of the provisions in the caput of this Article 64, the terms “Arbitration Rules” and “Regulation of Sanctions” employed above shall have the meanings assigned thereto as follows:

“Arbitration Rules” means the Rules of the Arbitration Chamber of the Market, including its later alterations, which rule the arbitration procedure to which all conflicts set forth in the arbitration clause set forth in the caput of Article 64 of these Bylaws and contained in the Managers’ Consent, Majority Shareholders’ Consent, and that of the members of the fiscal council, shall be conducted; and

“Regulation of Sanctions” means the Regulation for Application of Pecuniary Sanctions of the Novo Mercado, including later amendments thereto, which rule the application of sanctions in the cases of total or partial noncompliance with the liabilities arising out of the Novo Mercado Rules.

Inclusion of new clause for adaptation to Novo Mercado Rules.

CHAPTER XI	CHAPTER XI
GENERAL PROVISIONS	GENERAL PROVISIONS

Article 68. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 65. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Corporation Law. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the chairman of general shareholders’ meetings and board of directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Only wording alteration for adaptation to Novo Mercado Rules. Provision renumbered.

Article 66. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offer provided for in these Bylaws are intended to.

Inclusion of new clause for adaptation to Novo Mercado Rules.

EXHIBIT VI

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Sole Paragraph. With the Company admission to the special securities trading segment of the São Paulo Stock Exchange Comission (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (hereinafter respectively referred to as “Novo Mercado” and “BM&FBovespa”), the Company, its shareholders, Managers, and members of the fiscal council, when installed, shall be subject to the provisions of the BM&FBovespa New Market Listing Regulation (hereinafter referred to as “Novo Mercado Rules”).

Article 2. The Company’s headquarters and forum are located in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the board of directors or the executive board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the board of directors, except in the situation provided in Art. 33, §1, in which case prior approval of the board of directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$2,734,156,672.12, which is fully subscribed and paid-in, divided into 432,699,559 common shares, all registered, book-entry and without par value.

§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§2. Each common share carries the right to one vote on resolutions at general meetings of shareholders.

§3. The Company shall not issue preferred shares or participation certificates (partes beneficiárias).

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Corporation Law.

Article 6. The capital of the Company may be increased by resolution adopted by the board of directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to articles 257 to 263 of Corporation Law. Pursuant to article 171, §3 of Corporation Law, there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 8. A general meeting of shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§1. General meetings of shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

§2. General meetings of shareholders shall be called to order and chaired by the chairman of the board of directors or, in his absence, by a shareholder appointed by the shareholders at the general meeting. The chairman of the general meeting shall choose one of those present at the meeting to act as secretary.

§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§4. The list of shareholders present at the meeting shall be closed by the chairman immediately after the general meeting is called to order.

§5. Shareholders which appear at a general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§6. The resolutions of the general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 10.

Article 9. In addition to the matters provided for by the law, the shareholders in general meeting shall:

(a)      decide on the Company’s exit from the Novo Mercado of BM&FBovespa, which shall be communicated to BM&FBovespa in writing, 30 (thirty) days in advance;

(b)     always subject to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the board of directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

(c)      resolve cases on which these Bylaws are silent, subject to the provisions of Corporation Law.

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s Economic Value (as defined hereafter), referred to in Article 9 (b) of these Bylaws, shall be solely made by the shareholders’ general meeting, from the submission, by the board of directors, of triple list, and the respective resolution shall be made by the majority of votes cast by holders of Outstanding Shares present at the general meeting in question, blank votes not being computed. The quorum for the general meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

§1. The appraisal reports mentioned in this Article 10 shall be elaborated by a specialized firm or institution, with proven experience and independent as to the power of decision of the Company, its Managers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Corporation Law, and shall bear the responsibility set forth in §6 of the same article.

§2. For purposes of these Bylaws:

“Controlling Shareholder” means the shareholder(s) or Shareholder Group that exercises Control of the Company;

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a Disposal of Control of the Company;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s Managers and treasury shares;

“Managers”, when appearing in the singular form, the Company’s officers and members of the board of directors individually referred, or, when in the plural form, the Company’s officers and members of the board of directors collectively referred;

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Shareholder Group” means a group that (a) are bound by contracts or vote agreements of any nature, whether directly or through controlled companies, controlling companies or companies under common control; or (b) among whom there is a direct or indirect control relationship; or (c) under common control;

“Corporation Law” the Law no. 6.404, of December 15, 1976, and all of the subsequent amendments thereto;

“Control” means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure, regardless of the equity interest held. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last 3 (three) general shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital;

“Statement of Consent from Managers” means the document by which the Company Managers personally undertake to be subject to and act in accordance with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Regulation of Sanctions and the Arbitration Clause and the Arbitration Rules, which document shall also be valid as Arbitration Clause, in the form set out in Exhibit A to the Novo Mercado Rules;

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Rules, the Regulation of Sanctions, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit B to the Novo Mercado Rules;

“Economic Value” the value of the Company and its shares to be determined by specialized firm, availing of acknowledged methodology, or based on another criterion to be established by the Brazilian Securities and Exchange Commission (hereinafter referred to as “CVM”).

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9 (b) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Article 12. The general meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the general meeting referred to in the main clause of this Article 12, when the board of directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

§2. The general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article 13. The Company is managed by the board of directors (Conselho de Administração) and the executive board (Diretoria).

Article 14. The members of the board of directors and the executive board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the board of directors and the board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, (i) the prior execution of the Statement of Consent from Managers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 15. The shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s Managers and members of its advisory committees. Where the remuneration is fixed on a global basis, the board of directors shall determine the amounts to be paid to each individual. Where applicable, the board of directors shall also distribute the share in profits fixed by the shareholders in general meeting.

Article 16. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Nominating and Corporate Governance Committee and approved by the board of directors:

(a)      the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b)     the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the board of directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)      the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)     the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e)      the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the board of directors shall exercise its competence set forth in Article 61 in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’ interests considered as a whole;

(f)      the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)     the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)     the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(i)       the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

(j)       no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article 17. The board of directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be elected and removable by the shareholders in general meeting, with an unified term of office of two (2) years, re-election being permitted.

Article 18. From the members of the board of directors, no less than twenty percent (20%) shall be Independent Members, expressly declared as such in the minutes of the shareholders’ general meeting electing them, and the director(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Corporation Law, shall be likewise deemed independent director(s).

§1. When, due to the  observance of the percentage referred to in the main clause of this Article 18, the election results in fractional number of directors, the shareholders in general meeting shall round it to whole number: (i) immediately above, when  the fraction is equal to or greater than 0,5 (five decimals), or  (ii) immediately below when  the fraction is less  than 0.5 (five decimals).

§2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to the company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee or member of the management of the Company or entity offering services and/products to, or requesting services and/or products from, the Company, as material that will implicate in loss of independence; (vi) is not a spouse, or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any other kind of remuneration from the Company other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§3. The position of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.

Functioning

Article 19. The board of directors shall have a chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the chairman, the chairmanship shall be assumed by the member previously designated by the chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§1. As set forth in Article 150 of Corporation Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Nominating and Corporate Governance Committee, shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput  of this Article is complied with. An Independent Member, shall only be substituted by another Independent Member.

§2. In case of vacancy in the majority of positions of the board of directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§4. Respecting the provision of the caput  of this Article in relation to the chairman, in case of the temporary absence of any member of the board of directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Member shall only be substituted by another Independent Member.

Article 20. The board of directors shall meet at least bimonthly. Meetings of the board of directors shall be called by the chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the board of directors shall be considered to have been regularly called.

Article 21. The quorum for board of directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§1. The decisions of the board of directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§2. Directors may take part at meetings of the board of directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The chief executive officer shall  attend  all  meetings  of the board of directors, providing  clarification  as needed.

Powers

Article 22. In addition to such other powers and duties conferred on it by law and these Bylaws, the board of directors shall have powers to:

(a)      fix the general direction of the Company’s business;

(b)     define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the executive board;

(c)      approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(d)     attribute, from the global amount of remuneration fixed by the shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

(e)      nominate a slate for the election of the board of directors;

(f)      elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that  such positions  are  always  occupied  by  trained people, familiar  with  the activities of the Company and its controlled companies,  and also able to  implement  its  business plans, long-term goals, and  ensure  the  continuity  of  the Company;

(g)     supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)     determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)       instruct the votes related to the global remuneration of management to be cast by Company’s representative at the general meeting of shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(j)       in accordance with a plan approved by the shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(k)     call general shareholders’ meetings;

(l)       submit to the shareholders in general meeting any proposed amendment to these Bylaws;

(m)   issue its opinion on the executive board’s management report and accounts, and authorize the distribution of interim dividends;

(n)     attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)     authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)     appoint and dismiss the Company’s independent auditors;

(q)     approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(r)       approve the issuance of debentures of any species and characteristics and with any guarantees, provided that,  in the case of  debentures convertible into shares, the limit  authorized  for the issuance of common shares,  provided for in  Article 6 hereof, is complied with;

(s)      approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)       approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)     authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the board of directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(v)     authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (u) above), when such transactions are not provided for in the annual budget;

(w)   approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;

(x)     determine the list of three companies specialized in economical valuation, to be submitted to the general shareholders meeting for the purposes of Article 9, (b) of these Bylaws, for the preparation of the appraisal report of the Company’s shares for purposes of public offer of shares, cancellation of registration as a publicly-held company registration, exiting the Novo Mercado  or mandatory public tender offer, in the cases provided under these Bylaws; and

(y)     issue its opinion in advance, making it public and observing the rules laid out in Article 61 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 56 hereof.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 23. The executive board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article 24. The executive board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the chief executive officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the executive board is a majority of the Company’s officers.

Article 25. In the event of a vacancy on the executive board, or incapacity of an officer, the board of directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 26. The executive board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the board of directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 27. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief executive financial officer (diretor executivo financeiro), chief executive of Gafisa (director executive de Gafisa) and the remaining chief executive operational officers (diretores executivos operacionais). Accumulation of functions is allowed.

Article 28. The duties of the chief executive officer are:

(a)      to submit for approval by the board of directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)     to submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)      to formulate the Company’s operating strategies and directives based on the general orientation provided by the board of directors;

(d)     to establish the criteria for executing the resolutions adopted at the general shareholders’ meetings and meetings of the board of directors, with the participation of the other officers;

(e)      to coordinate and supervise the work of the executive board, and to call and chair its meetings;

(f)      to develop, together with the Nominating and Corporate Governance Committee, the succession plans referred to in Article 41, item (d) below;

(g)     attend meetings of the board of directors and the general meeting, as provided in these Bylaws and the applicable law;

(h)     to represent the Company towards shareholders,  investors, customers, media, society  and towards legal, business and government agencies, protecting  the  interests  of the organization as well as its  image; and

(i)       to supervise all the Company’s activities, and also other powers conferred upon it by the board of directors.

Article 29. In addition to such other functions as may be assigned by the board of directors, the investor relations officer is responsible for providing information to investors, CVM and BM&FBovespa, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 30. The duties of the chief executive financial officer are:

(a)      to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)     to submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)      to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)     to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;

(e)      to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;

(f)      to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(g)     to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(h)     to define strategies and guidelines for the Company, through annual planning of actions and and elaboration of budget, together with other officers, aiming the goals established by the Company;

(i)       to participate in the executive board meetings (Article 24), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(j)       to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image.

Article 31. The duties of chief executive of Gafisa are:

(a)      to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b)     to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)      ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of ventures;

(d)     to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(e)      to ensure the proper delivery of ventures to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f)      to define, to areas of the Company responsible for ventures incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the board of directors;

(g)     to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the board of directors;

(h)     to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(i)       set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented;

(j)       to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, in order to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(k)     to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(l)       to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(m)   to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(n)     monitor the actions and results of marketing and sales, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(o)     to define pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit;

(p)     to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(q)     to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and obtaining all documentation required for the bank transfer; and

(r)       to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image.

Article 32. The duties of chief executive operational officers are, in addition to such other functions as may be assigned by the board of directors:

(a)      to promote the development of Company’s activities, pursuant to its corporate purpose;

(b)     to coordinate the Company’s and its subsidiaries’ activities;

(c)      to promote the budget management of areas of the Company under its supervision, including the management and cost control;

(d)     to coordinate the performance of its area and specific liabilities with those of the other officers; and

(e)      to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 33. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a)    any two officers;

(b)   any officer acting jointly with an attorney-in-fact with specific powers; or

(c)    two attorneys-in-fact with specific powers.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 33 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§2. The Company may be represented by a single officer, without the formalities provided for in this Article 33, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 34. The board of directors shall have, as  advisory bodies, an  Audit  Committee, a  Compensation Committee and  a  Nominating  and  Corporate Governance Committee, which shall, within  their  competence, provide  subsidies  to the decisions  of the board of directors and,  if  the latter so determine, assist  the  executive board in  implementing  internal policies approved by the board  of  directors.

Sole paragraph. The board of directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 35. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the board of directors, should it be deemed necessary given the nature of matter.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the board of directors about the Committee's work and acting along with the executive board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advise, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§5. Whenever necessary, the members of the executive board or of the board of directors can be invited to participate in the meetings of the Advisory Committees.

Audit Committee

Article 36. The Audit Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in §2 of Article 18 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the board of directors for a term of two years, with reelection being allowed.

Article 37. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by board of directors or that are required by SEC and NYSE rules, always reporting to the board of directors in the exercise of its functions, to:

(a)      recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b)     supervise the work of independent auditors;

(c)      review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d)     evaluate the qualifications, performance and independence of auditors;

(e)      establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f)      at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g)     review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h)     review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i)       review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(j)       review, together with the chief executive officer and the chief executive financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k)     consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l)       settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m)   review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n)     assist the board of directors in carrying out oversight functions of the executive board;

(o)     review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p)     review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q)     analyze possible conflicts of interest involving members of the board of directors, as well as provide opinion on whether any such directors should vote in any matter that may give rise to conflict of interests or not, and

(r)       analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Compensation Committee

Article 38. The Compensation Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

§1. At least one of the members shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Compensation Committee members shall be appointed by the Nominating and Corporate Governance Committee and elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 39. It is incumbent upon the Compensation Committee, amongst other functions that may be assigned to it by board of directors, to:

(a)      propose to the board of directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the board of directors, as well as to senior employees of the Company and its controlled companies;

(b)     annually propose to the board of directors the compensation of the Company's officers, to be submitted to the general meeting of shareholders;

(c)      propose to the board of directors the orientation of votes to be cast as provided in Article 22, item (i);

(d)     recommend for approval by the board of directors, the allocation of the overall amount of the compensation fixed by the shareholders’ general meeting, of the monthly fees for each of the members of the management, the Advisory Committees, and other advisory bodies of the Company;

(e)      review and recommend, to the approval of the board of directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions  applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(f)      recommend, to the approval of the board of directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(g)     recommend, to the approval of the board of directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the  balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

(h)     review, and submit to the board of directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims.

Nominating and Corporate Governance Committee

Article 40. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.

Sole paragraph. The Nominating and Corporate Governance Committee members shall be elected by the board of directors for a term of two years, with reelection being allowed.

Article 41. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by board of directors, to:

(a)      identify suitable persons to become members of the board of directors and of the executive board, and recommend such candidates to the board of directors, subject to the laws, regulations and these Bylaws, regarding the requirements and impediments to elect directors and officers;

(b)     identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the board of directors;

(c)      recommend the nomination of members to the other advisory committees and any other committee established by the board of directors;

(d)     develop, together with the chief executive officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;

(e)      develop, review, and recommend to the board of directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), as well as other internal policies on corporate governance that come to be necessary;

(f)      periodically review the responsibilities of all advisory committees and other committees established by the board of directors, and recommend any proposal for changes thereto to the board of directors;

(g)     continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;

(h)     prepare an annual report on the performance of its functions, evaluating the performance of members of the board of directors and the executive board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and

(i)       propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article 42. The fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The fiscal council shall cease functioning at the first general shareholders’ meeting following its formation, and its members may be re-elected.

Article 43. The fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the shareholders in general meeting.

§1. The remuneration of the members of the fiscal council shall be fixed at the general shareholders’ meeting at which they are elected.

§2. The investiture of the members of the fiscal council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Rules.

Article 44. The fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 45. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 46. The Company, by resolution of the board of directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the board of directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§2. The dividends and interest on its own capital distributed under the terms of this Article 46 shall be attributed to the mandatory dividend.

Article 47. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the board of directors.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a)    5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of Corporation Law;

(b)   from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 47 and the adjustment provided for in Article 202 of Corporation Law, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c)    an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§3. The reserve established in item (c) of §2 of this Article 47 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§4. After the distribution provided for in the previous paragraphs, the shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the board of directors and subject to applicable law.

CHAPTER VII

CONTROL AND ABSENCE OF CONTROL

Article 48. Any Disposal of Control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the Acquirer of Control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Rules and on terms that ensure equal treatment with the Disposing Controlling Shareholder.

Article 49. The public tender offer referred to in Article 48 shall also be made:

(a)    in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; or

(b)   in the event of the disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Article 50. Any person which acquires Control by reason of a private purchase agreement made with the Controlling Shareholder involving any number of shares is required to:

(a)    make the public tender offer referred to in Article 48;

(b)   pay, as set forth herein, the amount equivalent to the difference between the price paid on the public tender offer and the amount paid by share eventually acquired in the stock exchange for a six-month period prior to the acquisition of Control, duly adjusted for inflation until date of payment. Said amount shall be distributed amongst all people who sold Company’s shares on the trading days the Acquirer of Control carried out the acquitions, in the proportion of daily net selling balance for each of them, and BM&FBovespa shall be responsible for operating the distribution, according to its regulations; and

(c)    take such action as may be necessary to restore the Minimum Free Float of the Company’s Shares within the six (6) months following the acquisition of Control. For the purposes of this item, “Minimum Free Float of the Company’s Shares” means the Shares of the Company under negotiation, necessary for the Company to be admitted in the Novo Mercado, a percentage that shall be kept during the whole period that Company’s securities are registered for trading in Novo Mercado, which should be at least 25% (twenty-five percent) of the total outstanding shares of the Company.

Article 51. The Company shall not record (i) any transfer of shares to the Purchaser, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores) referred to in the Novo Mercado Rules; or (ii) in its headquarters, no shareholders’ agreement that provides for the exercise of Control, until the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Article 52. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or in virtue of a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the general meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 53 (b), itens “i” and “ii”, as applicable, shall do a public tender offer for the acquisition of shares of the remaining shareholders, offering at least the Economic Value determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations.

Article 53. In case there is no Controlling Shareholder:

(a)    whenever the shareholders in general meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, by the minimum price correspondent to the Economic Value determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the general meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

(b)   in case it is approved the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or in virtue of a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the general meeting which approves the reorganization, the Company’s exit from Novo Mercado shall be conditioned to the public tender offer in the same conditions as described in Article 52 above:

                                i.            Said shareholders’ general meeting shall determine the person(s) in charge of making the public offer for the acquisition of shares, which (who), present at the meeting, shall expressly assume the obligation to make the offer;

                              ii.            In the event that the persons in charge of making the public offer for the acquisition of shares cannot be determined, in the case of the operation or corporate reorganization, in which the company resulting from such reorganization does not have its securities admitted to trading in the Novo Mercado, the shareholders which / who voted for the corporate reorganization shall make said offer.

Article 54. In case the Company has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Rules, the chairman of the board of directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an extraordinary general shareholders’ meeting to replace the entire board of directors.

§1. In the event the extraordinary general shareholders’ meeting referred to in this Article 54 is not called by the chairman of the board of directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§2. The new board of directors elected at the extraordinary general shareholders’ meeting referred to in the preceding provisions of this Article 54 shall cure the non-compliance with the obligations under the Novo Mercado Rules in the shortest period of time possible or within the new time period granted by BM&FBovespa for this purpose, whichever is shorter.

Article 55. The Company’s exit from the Novo Mercado due to the noncompliance with the liabilities contained in the Novo Mercado Rules is subject to the making of public offer for the acquisition of shares, at least, for the Economic Value of the shares, determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations

§1. The Controlling Shareholdershall make the public offer for the acquisition of shares provided for in the caput of this Article 55.

§2. In case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by the reason referred to in caput  of this Article 55 resulting from:

(a)    a resolution adopted at a general meeting of shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

(b)   an act or event of Management, the Management shall call a general meeting to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. In case the general meeting decides that the Company shall exit the Novo Mercado, the general meeting shall determine the person(s) in charge of making the public offer for the acquisition of shares as set forth in caput, which (who), present at the meeting, shall expressly assume the obligation to make the offer.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 56. Any shareholder or Group of Shareholders (“Relevant Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§1. The Relevant Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 56 above, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Corporation Law, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

§2. The Relevant Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the Economic Value, determined in accordance with an appraisal report made pursuant to the provisions of Article 9, item (c), and of Article 10.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a)   it shall be directed equally to all shareholders of the Company;

(b)   it shall be effected by an auction to be held on BM&FBovespa;

(c)   it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 57, §2;

(e)   it shall be launched at the price determined in accordance with the provisions of this Article 56 and settled in cash, in national currency; and

(f)   it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 57. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Relevant Shareholder, may request to the management of the Company that a special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 56, §4, item (f), and pursuant to the procedures provided under Article 4-A of Corporation Law and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§1. In the special general meeting referred to in Article 57, all shareholders, except for the Relevant Shareholder, shall be entitled to vote.

§2. In case the special general meeting referred to in this Article 57 decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Relevant Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said special general meeting.

Article 58. The requirement to make a mandatory tender offer under Article 56 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 59. The obligations applicable under Article 254-A of Corporation Law and under Article 48 do not exclude the need for the Relevant Shareholder to comply with the obligations applicable under this Chapter.

Article 60. The requirement to make a mandatory tender offer under Article 56 shall not be applicable in the following cases:

(a)   when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Relevant Shareholder, remains in the Company;

(b)   if the 30% equity stake is obtained by the Relevant Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c)   if the 30% equity stake is obtained by the Relevant Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.

Article 61. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the board of directors shall meet within 10 days to assess the terms and conditions of the offer as made, and complying with the following principles:

(a)   the board of directors may hire specialized external advisors, meeting the requirements of Article 10, §1, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b)   the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares as to the interest of the group of shareholders, and in relation to the liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

(c)   the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

Article 62. In case the Relevant Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 56; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the board of directors of the Company shall call an extraordinary general meeting, in which the Relevant Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Relevant Shareholder rights, in accordance with Article 120 of Corporation Law.

CHAPTER IX

LIQUIDATION

Article 63. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the shareholders in general meeting shall establish the manner of liquidation and install the fiscal council, which shall function during the period of liquidation. The board of directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER X

ARBITRATION

Article 64. The Company and its shareholders, Managers and members of the fiscal council are obligated to resolve by arbitration before the Arbitration Chamber of Market, any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Corporate Law, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Rules, the Arbitration Rules, the Regulation of Sanctions and the Novo Mercado Participation Agreement.

Sole Paragraph. For the purposes of the provisions in the caput of this Article 64, the terms “Arbitration Rules” and “Regulation of Sanctions” employed above shall have the meanings assigned thereto as follows:

“Arbitration Rules” means the Rules of the Arbitration Chamber of the Market, including its later alterations, which rule the arbitration procedure to which all conflicts set forth in the arbitration clause set forth in the caput of Article 64 of these Bylaws and contained in the Managers’ Consent, Majority Shareholders’ Consent, and that of the members of the fiscal council, shall be conducted; and

“Regulation of Sanctions” means the Regulation for Application of Pecuniary Sanctions of the Novo Mercado, including later amendments thereto, which rule the application of sanctions in the cases of total or partial noncompliance with the liabilities arising out of the Novo Mercado Rules.

CHAPTER XI

GENERAL PROVISIONS

Article 65. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Corporation Law. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the chairman of general shareholders’ meetings and board of directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 66. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offer provided for in these Bylaws are intended to.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 11, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer